As filed with the Securities and Exchange Commission on January 27, 2012

  File No. 333-
  File No. 811-8108

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-4

  REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933  ☒

  PRE-EFFECTIVE AMENDMENT NO.  ☐

  POST-EFFECTIVE AMENDMENT NO.  ☐

and/or
  REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940  ☐

  Amendment No. 182  ☒

Protective Variable Annuity
Separate Account

(Exact Name of Registrant)

Protective Life Insurance Company

(Name of Depositor)

2801 Highway 280 South

Birmingham, Alabama 35223

(Address of Depositor's Principal Executive Offices)

(205) 268-1000

Depositor's Telephone Number, including Area Code

MAX BERUEFFY, Esquire

Protective Life Insurance Company

2801 Highway 280 South

Birmingham, Alabama 35223

(Name and Address of Agent for Services)

Copy to:

STEPHEN E. ROTH, Esquire

Sutherland Asbill & Brennan LLP

1275 Pennsylvania Avenue, N.W.

Washington, DC 20004

(202) 383-0158

Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Title of Securities Being Registered: Interests in a separate account issued through variable annuity contracts.

PART A

INFORMATION REQUIRED TO BE IN THE PROSPECTUS

Protective Life Insurance Company Protective Variable Annuity Separate Account P.O. Box 10648 Birmingham, Alabama 35202-0648 Telephone: 1-800-456-6330 www.protective.com

This Prospectus describes the ProtectiveValues® Advantage II Variable Annuity Contract, an individual flexible premium deferred variable and fixed annuity contract offered by Protective Life Insurance Company. The Contract is designed for investors who desire to accumulate capital on a tax deferred basis for retirement or other long term investment purposes. It may be purchased on a non-qualified basis or for use with certain qualified retirement plans.

You generally may allocate your investment in the Contract to the Guaranteed Account (if it is available when you purchase your Contract) and the Sub-Accounts of the Protective Variable Annuity Separate Account. If you purchase a SecurePay rider, your options for allocating Net Purchase Payments and Contract Value will be restricted. (See "Protected Lifetime Income Benefits ("SecurePay") With RightTime® Option.") The Sub-Accounts invest in the following Funds:

American Funds Insurance Series

Asset Allocation Fund-SC

AIM Variable Insurance Funds (Invesco Variable Insurance Funds)

Invesco Van Kampen V.I. Balanced Risk Allocation Fund, Class II

Invesco Van Kampen V.I. Comstock Fund, Class II

Invesco Van Kampen V.I. Equity and Income Fund, Class II

Invesco V.I. Government Securities Fund, Class II

Invesco Van Kampen V.I. Growth and Income Fund, Class II

Invesco Van Kampen V.I. Mid Cap Growth Fund, Class II

Invesco Van Kampen V.I. Mid Cap Value Fund, Class II

Fidelity® Variable Insurance Products

VIP Contrafund® Portfolio-SC`2

VIP Index 500-SC2

VIP Investment Grade Bond Portfolio-SC2

VIP MidCap Portfolio-SC2

Franklin Templeton Variable Insurance
Products Trust

Franklin Flex Cap Growth Securities Fund, Class 2

Franklin Income Securities Fund, Class 2

Franklin Rising Dividends Securities Fund, Class 2

Franklin Small-Mid Cap Growth Securities Fund, Class 2

Franklin Small Cap Value Securities Fund, Class 2

Franklin U.S. Government Fund, Class 2

Mutual Shares Securities Fund, Class 2

Templeton Foreign Securities Fund, Class 2

Templeton Global Bond Securities Fund, Class 2

Templeton Growth Securities Fund, Class 2

Goldman Sachs Variable Insurance Trust

Strategic Growth Fund, Service Class

Large Cap Value Fund, Service Class

Growth Opportunities Fund, Service Class

MidCap Value Fund, Service Class

Strategic International Equity Fund, Service Class

Legg Mason Partners Variable Equity Trust

ClearBridge Mid Cap Core Fund, Class II

ClearBridge Small Cap Growth Fund, Class II

Lord Abbett Series Fund, Inc.

Fundamental Equity Portfolio

Capital Structure Portfolio

Bond-Debenture Portfolio

Growth and Income Portfolio

Growth Opportunities Portfolio

International Opportunities Portfolio

Classic Stock Portfolio

Mid-Cap Value Portfolio

MFS® Variable Insurance TrustSM

Growth Series-SS

Investors Growth Stock Series-SS

Investors Trust Series-SS

New Discovery Series-SS

Research Bond Series-SS

Research Series-SS

Total Return Series-SS

Utilities Series-SS

Value Series-SS

Oppenheimer Variable Account Funds

Capital Appreciation Fund/VA-SS

Global Securities Fund/VA-SS

Main Street Fund/VA-SS

Money Fund/VA

Global Strategic Income Fund/VA SS

PIMCO Variable Insurance Trust

Long-Term US Government Fund, Advisor Class

Low Duration Fund, Advisor Class

Real Return Fund, Advisor Class

Short-Term Fund, Advisor Class

Total Return Fund, Advisor Class

Royce Capital Fund

Micro-Cap Fund, Service Class

Small-Cap Fund, Service Class

The Universal Institutional Funds, Inc.

Global Real Estate Portfolio Class II

The value of your Contract that is allocated to the Sub-Accounts will vary according to the investment performance of the Funds in which the selected Sub-Accounts are invested. You bear the investment risk on amounts you allocate to the Sub-Accounts.

This Prospectus sets forth basic information about the Contract and the Variable Account that you should know before investing. The Statement of Additional Information, which has been filed with the Securities and Exchange Commission, contains additional information about the Contract and the Variable Account. The Statement of Additional Information has the same date as this Prospectus and is incorporated herein by reference. The Table of Contents for the Statement of Additional Information is on the last page of this Prospectus. You may obtain a copy of the Statement of Additional Information free of charge by writing or calling Protective Life at the address or telephone number shown above. You may also obtain an electronic copy of the Statement of Additional Information, as well as other material that we file electronically and certain material incorporated by reference, at the SEC web site (http://www.sec.gov).

Please read this prospectus carefully. You should keep a copy for future reference.

The ProtectiveValues® Advantage II Variable Annuity Contract is not a deposit or obligation of, or guaranteed by, any bank or financial institution. It is not insured by the Federal Deposit Insurance Corporation or any other government agency, and it is subject to investment risk, including the possible loss of principal.

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus is May 1, 2012

PRO.ValuesAdvantage.5.12.

DEFINITIONS

"We", "us", "our", "Protective Life", and "Company" refer to Protective Life Insurance Company. "You", "your" and "Owner" refer to the person(s) who has been issued a Contract.

Accumulation Unit: A unit of measure used to calculate the value of a Sub-Account before the Annuity Date.

Annuity Date: The date as of which the Annuity Value is applied to an Annuity Option.

Annuity Option: The payout option under which the Company makes annuity income payments.

Annuity Value: The amount we apply to the Annuity Option you have selected.

Assumed Investment Return: The assumed annual rate of return used to calculate the amount of the variable income payments.

Code: The Internal Revenue Code of 1986, as amended.

Contract: The ProtectiveValues® Advantage II Variable Annuity, a flexible premium, deferred, variable and fixed annuity contract.

Contract Anniversary: The same month and day as the Issue Date in each subsequent year of the Contract.

Contract Value: Before the Annuity Date, the sum of the Variable Account value and the Guaranteed Account value.

Contract Year: Any period of 12 months commencing with the Issue Date or any Contract Anniversary.

DCA: Dollar cost averaging.

Fund: Any investment portfolio in which a corresponding Sub-Account invests.

Guaranteed Account: The Fixed Account, the DCA Accounts and any other Investment Option we may offer with interest rate guarantees.

Investment Option: Any account to which you may allocate Purchase Payments or transfer Contract Value under this Contract. The Investment Options are the Sub-Accounts of the Variable Account, the Fixed Account, and the DCA Accounts.

Issue Date: The date as of which we credit the initial Net Purchase Payment to the Contract and the date the Contract takes effect.

Monthly Anniversary Date: The same day each month as the Issue Date, or the last day of any month that does not have the same day as the Issue Date.

Net Purchase Payment: The Purchase Payment less the sales charge and any applicable premium taxes.

Purchase Payment: The amount(s) paid by the Owner and accepted by the Company as consideration for this Contract.

Qualified Contracts: Contracts issued in connection with retirement plans that receive favorable tax treatment under Sections 401, 408, 408A or 457 of the Code.

Qualified Plans: Retirement plans that receive favorable tax treatment under Sections 401, 408, 408A or 457 of the Code.

Sub-Account: A separate division of the Variable Account.

Valuation Day: Each day on which the New York Stock Exchange is open for business.

Valuation Period: The period which begins at the close of regular trading on the New York Stock Exchange on any Valuation Day and ends at the close of regular trading on the next Valuation Day.

Variable Account: The Protective Variable Annuity Separate Account, a separate investment account of Protective Life.

Written Notice: A notice or request submitted in writing in a form satisfactory to the Company that we receive at the administrative office via U.S. postal service or nationally recognized overnight delivery service.

FEES AND EXPENSES

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract. The first table describes the fees and charges that you will pay at the time you buy the Contract, take a withdrawal from or surrender the Contract, or transfer amounts among the Sub-Accounts and/or the Guaranteed Account.

OWNER TRANSACTION EXPENSES

Sales Charge Imposed on Purchase Payments	5.75	%(1)
Maximum Surrender Charge (as a % of amount surrendered)	None
Transfer Fee	$25	(2)
SecurePay Medical Evaluation Fee	$300	(3)
Premium Tax	3.5	%(4)

(1)  The Sales Charge percentage decreases at certain points as your Contract Value increases. (See "Charges and Deductions, Sales Charge.")

(2)  Protective Life currently does not charge this Transfer Fee, but reserves the right to do so in the future. (See "Charges and Deductions.")

(3)  This charge is assessed for each Covered Person when there is Joint Coverage under the SecurePay ME feature. Currently, this charge is $150 for Single Coverage and $300 for Joint Coverage. Protective Life generally charges this fee if the Owner has purchased a SecurePay rider, undergoes medical underwriting and accepts an offer by Protective Life to increase the Annual Withdrawal Amount ("AWA") as a result of its underwriting review. However, if an Owner requests an increase in the AWA under the SecurePay ME feature more than twice, Protective Life will deduct this charge whether or not it determines that the Owner qualifies for an increased AWA and whether or not the Owner begins taking SecurePay Withdrawals at the increased AWA. State variations may apply. See "SecurePay ME®: Increased AWA for Certain Medical Conditions, How to Apply for an Increased AWA" for more information.

(4)  Some states impose premium taxes at rates currently ranging up to 3.5%. If premium taxes apply to your Contract, we will deduct them from the Purchase Payment(s) when accepted or from the Contract Value upon a surrender or withdrawal, death or annuitization.

The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including Fund fees and expenses.

PERIODIC CHARGES

(other than Fund expenses)

Annual Contract Maintenance Fee	$50 (1)
Variable Account Annual Expenses (as a percentage of average Variable Account value)
Mortality and Expense Risk Charge	0.75%
Administration Charge	0.10%
Total Variable Account Annual Expenses (without death benefit fee)	0.85%
Optional Benefit Charges:
Optional Monthly Maximum Anniversary Value Death Benefit Fee (as an annualized percentage of the death benefit value on each Monthly Anniversary Date, beginning on the 1st Monthly Anniversary Date)(2)	0.20%
Optional Protected Lifetime Income Benefits

Monthly SecurePay Fee(3) (as an annualized percentage of the Benefit Base(4) on each Monthly Anniversary
Date, beginning with the 1st Monthly Anniversary Date following election of the rider)

	Maximum	Current
Purchase of SecurePay rider at time of Contract Purchase	1.40%	0.60%
Purchase of SecurePay rider under RightTime® option	1.40%	0.70%
Purchase of SecurePay FX rider at time of Contract Purchase	2.20%	1.00%
Purchase of SecurePay FX rider under RightTime® option	2.20%	1.10%

(1)  We will waive the annual contract maintenance fee if your Contract Value or aggregate Purchase Payments, reduced by surrenders, is $75,000 or more. (See "Charges and Deductions.")

(2)  There are two death benefits available under the Contract: (1) the Return of Purchase Payments Death Benefit and (2) the Maximum Anniversary Value Death Benefit. There is no death benefit fee for the Return of Purchase Payments Death Benefit. For more information on these death benefit values and how they are calculated, please see the "DEATH BENEFIT" section of this prospectus and "Charges and Deductions, Death Benefit Fee."

(3)  If we increase the SecurePay Fee, we will give you at least 30 days' notice prior to the increase. You may elect not to pay the increase in your SecurePay Fee and your SecurePay rider will not terminate, but your SecurePay Anniversary Value under the basic SecurePay rider or your SecurePay Highest Quarterly Value under the SecurePay FX rider will be reset to $0 and you will give up the opportunity for any future increases in the Benefit Base if your Contract Value exceeds your Benefit Base on subsequent Contract or quarterly anniversaries, as applicable. You will continue to be assessed your current SecurePay Fee. If you purchased the SecurePay FX rider, we will continue to calculate the SecurePay Roll-up Value, and will increase your Benefit Base by the amount of any increase in the SecurePay Rollup Value for the remainder of the Roll-up Period. See "Protected Lifetime Income Benefits ("SecurePay") with RightTime® Option" in this prospectus.

(4)  The Benefit Base is a value used to calculate the Annual Withdrawal Amounts, and the fees charged, under the SecurePay rider. On the Rider Issue Date, your initial Benefit Base is equal to your Contract Value. For more information on the SecurePay rider, the Benefit Base and how it is calculated, please see "Protected Lifetime Income Benefits ("SecurePay") with RightTime® Option" in this prospectus.

The next table shows the minimum and maximum total operating expenses charged by the Funds that you may pay periodically during the time that you own the Contract. More detail concerning each Fund's fees and expenses is contained in the prospectus for each Fund.

The Fund expenses used to prepare the next table were provided to Protective Life by the Funds. The expenses shown are based on expenses incurred for the year ended December 31, 2011. Current or future expenses may be higher or lower than those shown.

RANGE OF EXPENSES FOR THE FUNDS

	Minimum		Maximum
Total Annual Fund Operating Expenses (total of all expenses that are deducted from Fund assets, including management fees, 12b-1 fees, and other expenses)	[ ]%	-	[ ]%(1)

(1)  The range of Total Annual Fund Operating Expenses shown here does not take into account contractual and voluntary arrangements under which the Funds' advisers currently reimburse Fund expenses or waive fees. Please see the prospectus for each Fund for more information about that Fund's expenses.

Example of Charges

The following examples are intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. The examples show the costs of investing in the Contract, including the highest Variable Account charges, owner transaction expenses, the annual contract maintenance fee, the death benefit fee (assuming you elected the Maximum Anniversary Value Death Benefit), and both maximum and minimum total Annual Fund Operating Expenses. The first example assumes that you purchased the SecurePay FX rider under the RightTime® option at the maximum charge. The second example assumes that you purchased the SecurePay FX rider under the RightTime® option at the current charge. Both of these examples also assume that the owner is 75 or older during the rider's "roll-up period," which reflects a higher Benefit Base and SecurePay Fee amount. The third example assumes that you have not purchased the SecurePay FX rider or SecurePay rider. The examples assume that all the Contract Value is allocated to the Variable Account. The examples do not reflect transfer fees or premium taxes, which may range up to 3.5% depending on the jurisdiction.

The examples assume that you invest $10,000 in the Contract for the periods indicated. The examples also assume that your investment has a 5% return each year.

(1)  If you purchased the SecurePay FX rider selected under RightTime® option (reflecting the maximum charge):

If you surrender, annuitize* or remain invested in the Contract at the end of the applicable time period:

	1 year	3 years	5 years	10 years
Maximum Fund Expenses
Minimum Fund Expenses

(2)  If you purchased the SecurePay FX rider selected under RightTime® option (reflecting the current charge):

If you surrender, annuitize* or remain invested in the Contract at the end of the applicable time period:

	1 year	3 years	5 years	10 years
Maximum Fund Expenses
Minimum Fund Expenses

(3)  If you have not purchased a SecurePay rider:

If you surrender, annuitize* or remain invested in the Contract at the end of the applicable time period:

	1 year	3 years	5 years	10 years
Maximum Fund Expenses
Minimum Fund Expenses

*  You may not annuitize your Contract within 3 years after we accept a Purchase Payment. For more information, see "ANNUITY PAYMENTS, Annuity Date, changing the Annuity Date." Neither the death benefit fee nor the SecurePay Fee apply after the Annuity Date.

Please remember that the examples are an illustration and do not guarantee the amount of future expenses. Your actual expenses may be higher or lower than those shown. Similarly, your rate of return may be more or less than the 5% rate of return assumed in the examples.

SUMMARY

The Contract

What is the ProtectiveValues® Advantage II Variable Annuity Contract?	The ProtectiveValues® Advantage II Variable Annuity Contract is an individual flexible premium deferred variable and fixed annuity contract issued by Protective Life. (See "The Contract.")

How may I purchase a Contract?	Protective Life sells the Contracts through registered representatives of broker-dealers. We pay commissions and other compensation to the broker-dealers for selling the Contracts. (See "Distribution of the Contracts.")
Protective Life will issue your Contract when it receives and accepts your complete application information and an initial Purchase Payment through the broker-dealer you have selected. (See "Issuance of a Contract.")

What are the Purchase Payments?	The minimum amount that Protective Life will accept as an initial Purchase Payment is $10,000. Purchase Payments may be made any time before the oldest Owner's or Annuitant's 86th birthday. No Purchase Payment will be accepted within 3 years of the Annuity Date then in effect. If you purchase a SecurePay rider, you cannot make any Purchase Payments on or after the Benefit Election Date. (See "Protected Lifetime Income Benefits ("SecurePay") With RightTime® Option.") The minimum subsequent Purchase Payment we will accept is $100, or $50 if the payment is made under our current automatic purchase payment plan. The maximum aggregate Purchase Payment(s) we will accept without prior administrative office approval is $1,000,000. We reserve the right not to accept any Purchase Payment. (See "Purchase Payments.")

Can I cancel the Contract?	You have the right to return the Contract within a certain number of days (which varies by state and is never less than ten) after you receive it. The returned Contract will be treated as if it were never issued. Protective Life will refund the Contract Value plus the sales charge in states where permitted. This amount may be more or less than the Purchase Payments. In states requiring the return of Purchase Payments, we will refund the greater of the Contract Value or the Purchase Payments. (See "Right to Cancel.")

Can I transfer amounts in the Contract?	Before the Annuity Date, you may transfer amounts among the Investment Options. There are, however, limitations on transfers: any transfer must be at least $100; no amounts may be transferred into a DCA Account; no amounts may be transferred to the Fixed Account within six months after any transfer from a Guaranteed Account to the Variable Account; transfers out of the Fixed Account are limited to the greater of (a) $2,500 or (b) 25% of the value of the Fixed Account in any Contract Year; we reserve the right to charge a transfer fee of $25 for each transfer after the 12th transfer in any Contract Year; we may restrict or refuse to honor transfers when we determine that they may be detrimental to the Funds or Contract Owners, such as frequent transfers and market timing transfers by or on behalf of an Owner or group of Owners. (See "Transfers.") If you purchase a SecurePay rider, your options for transferring Contract Value among the Investment Options will be restricted in accordance with the rider's Allocation Guidelines and Restrictions. (See "Protected Lifetime Income Benefits ("SecurePay") With RightTime® Option.")

Can I surrender the Contract?	Upon Written Notice before the Annuity Date, you may surrender the Contract and receive its surrender value. (See "Surrenders and Withdrawals.") Surrenders may have federal and state income tax consequences, as well as a 10% federal penalty tax if the surrender occurs before the Owner reaches age 59 1/2. (See "Taxation of Withdrawals and Surrenders.")

Can I withdraw my money from the Contract?	Any time before the Annuity Date, you may request by Written Notice a withdrawal from your Contract provided the Contract Value remaining after the withdrawal is at least $10,000. Under certain conditions we may also accept withdrawals requested by facsimile and telephone. You also may elect to participate in our automatic withdrawal plan, which allows you to pre-authorize periodic withdrawals prior to the Annuity Date. (See "Surrenders and Withdrawals.") Withdrawals may be available under certain Annuity Options. (See "Annuity Payments — Annuity Options.")
Withdrawals reduce your Contract Value and death benefit. Federal and state income taxes may apply, as well as a 10% federal penalty tax if the withdrawal occurs before the Owner reaches age 59 1/2. (See "Taxation of Withdrawals and Surrenders.") If you purchase a SecurePay rider, special withdrawal rules apply, especially on or after the Benefit Election Date. (See "Protected Lifetime Income Benefits ("SecurePay") with RightTime® Option.")

Is there a death benefit?	If any Owner dies before the Annuity Date and while this Contract is in force, a death benefit, less any applicable premium tax, will be payable to the Beneficiary. The death benefit is determined as of the end of the Valuation Period during which we receive due proof of the Owner's death. (See "Death Benefit.")
The Return of Purchase Payments Death Benefit is included with your Contract at no additional charge. You may select the Maximum Anniversary Value Death Benefit for an additional fee, but only if the oldest Owner is younger than 76 on the Issue Date of the Contract. You must select your death benefit at the time you apply for your Contract, and your selection may not be changed after the Contract is issued. (See "Charges and Deductions, Death Benefit Fee.")

What charges do I pay under the Contract?	We deduct a sales charge from each Purchase Payment. The sales charge is a percentage of each Purchase Payment and is calculated separately for each Purchase Payment by multiplying the Purchase Payment by the applicable sales charge percentage. The sales charge percentage decreases at certain points as your Contract Value increases. The sales charge will not be retroactively reduced for Purchase Payments we have previously accepted. Your sales charge percentage could increase from one Purchase Payment to the next if your Contract Value decreases. We may reduce or waive sales charges under certain circumstances.
We apply a charge to the daily net asset value of the Variable Account that consists of a mortality and expense risk charge and an administration charge. We do not currently impose a transfer fee, but we reserve the right to charge a $25 fee for the 13th and each additional transfer during any Contract Year. We also deduct a contract maintenance fee from your Contract Value on each Contract Anniversary prior to the Annuity Date and on any other day that you surrender your Contract. We may waive the contract maintenance fee under certain circumstances. We also deduct from your Contract Value charges for any optional benefits and riders applicable to your Contract, such as the Maximum Anniversary Value Death Benefit and SecurePay riders.
We will deduct any applicable state premium tax from Purchase Payments or Contract Value if premium taxes apply to your Contract. The Funds' investment management fees and other operating expenses are more fully described in the prospectuses for the Funds.
See the "Fees and Expenses" tables preceding this Summary and "Charges and Deductions."

What are the SecurePay Protected Lifetime Income Riders?	The ProtectiveValues® Advantage II Contract offers a choice of two optional protected lifetime income benefit riders for an additional fee: SecurePay and SecurePay FX. Both riders guarantee the right to make withdrawals based upon the value of a protected lifetime income benefit base ("Benefit Base") that will remain fixed if your Contract Value declines due to poor market performance.
1) With the basic SecurePay rider, your Benefit Base may increase on your Contract Anniversary if your Contract Value has increased, but will remain fixed if the Contract Value has declined due to poor market performance.
2) Like the basic SecurePay rider, the SecurePay FX rider provides for increases in your Benefit Base on your Contract Anniversary if your Contract Value has increased. SecurePay FX also provides for potential increases in the Benefit Base each Contract Anniversary during a specified period, even if your Contract Value has not increased. The fee for the SecurePay FX rider is higher than for the basic SecurePay rider.
Under either SecurePay rider, withdrawals may be made over the lifetime of persons designated under the rider, provided the rider's requirements are satisfied. Withdrawals may begin after the person(s) designated under the rider reaches age 59 1/2. Annual aggregate withdrawals on or after the Benefit Election Date that exceed the Annual Withdrawal Amount (AWA) will result in a reduction of rider benefits, and may even significantly reduce or eliminate the value of such benefits, because we will reduce the Benefit Base and corresponding AWA. Under either rider, your options for allocating Net Purchase Payments and Contract Value will be restricted, because you must make all allocations in accordance with the rider's Allocation Guidelines and Restrictions. These Allocation Guidelines and Restrictions may differ according to which SecurePay rider you choose. The required allocations under these guidelines may not be consistent with an aggressive investment strategy. Therefore, if you are seeking a more aggressive growth strategy, the portfolio allocations required for participation in either SecurePay rider are probably not appropriate for you.
We charge an additional fee if you purchase a SecurePay rider. If you elect a SecurePay rider, you will begin paying this fee as of the date the SecurePay rider is issued. You may not cancel a SecurePay rider for the first ten years following the date of its issue. To purchase a SecurePay rider, the youngest Owner and Annuitant must be age 55 or older and the oldest Owner and Annuitant must be age 85 or younger on the Rider Issue Date.
See "Protected Lifetime Income Benefits ("SecurePay") with RightTime Option."

What is the RightTime® Option?	You may elect SecurePay or SecurePay FX when you purchase your Contract, or you may purchase either rider later under our RightTime® option so long as you satisfy the rider age requirements and the rider is still available for sale. If you purchase a rider under the RightTime option, the rider will be subject to the terms and conditions in effect at the time the rider is issued. Currently, if you purchase either SecurePay or SecurePay FX under the RightTime option, your annual rider fee is 0.10% higher than if you elect the rider when you purchase your Contract. See "Protected Lifetime Income Benefits ("SecurePay") with RightTime Option."

What Annuity Options are available?	Currently, we apply the Annuity Value to an Annuity Option on the Annuity Date, unless you choose to receive the surrender value in a lump sum. Annuity Options include: payments for a certain period and life income with or without payments for a certain period. Annuity Options are available on either a fixed or variable payment basis. (See "Annuity Payments.")

Is the Contract available for qualified retirement plans?	You may purchase the Contract for use within certain qualified retirement plans or arrangements that receive favorable tax treatment, such as individual retirement accounts and individual retirement annuities (IRAs), and pension and profit sharing plans (including H.R. 10 Plans). Many of these qualified plans, including IRAs, provide the same type of tax deferral as provided by the Contract. The Contract, however, provides a number of benefits and features not provided by such retirement plans or arrangements alone. There are costs and expenses under the Contract related to these benefits and features. You should consult a qualified tax or financial adviser for information specific to your circumstances to determine whether the use of the Contract within a qualified retirement plan is an appropriate investment for you. (See "Description of the Contract, The Contract," and "Federal Tax Matters, Qualified Retirement Plans.")
Protective does not issue Contracts under Section 403(b) of the Code (i.e., tax sheltered annuities).

Where may I find financial information about the Sub-Accounts?	You may find financial information about the Sub-Accounts in Appendix C to this prospectus and in the Statement of Additional Information.

Other contracts	We offer other types of annuity contracts and insurance policies that also invest in the same Funds in which your Contract invests. These other types of contracts and policies may have different charges that could affect the value of their Sub-Accounts and may offer different benefits than the Contract. To obtain more information about these other contracts and policies, you may contact our administrative office in writing or by telephone.

Federal Tax Status

Generally all earnings on the investments underlying the Contract are tax-deferred until withdrawn or until annuity income payments begin. A distribution from a non-Qualified Contract, which includes a surrender or withdrawal or payment of a death benefit, will generally result in taxable income if there has been an increase in the Contract Value. In the case of a Qualified Contract, a distribution generally will result in taxable income even if there has not been an increase in the Contract Value. In certain circumstances, a 10% penalty tax may also apply. All amounts includable in income with respect to the Contract are taxed as ordinary income; no amounts are taxed at the special lower rates applicable to long term capital gains and corporate dividends. (See "Federal Tax Matters.")

THE COMPANY, VARIABLE ACCOUNT AND FUNDS

Protective Life Insurance Company

The Contracts are issued by Protective Life. Protective Life is a Tennessee corporation and was founded in 1907. Protective Life provides life insurance, annuities, and guaranteed investment contracts. Protective Life is currently licensed to transact life insurance business in 49 states and the District of Columbia. As of December 31, 2011, Protective Life had total assets of approximately $____ billion. Protective Life is the principal operating subsidiary of Protective Life Corporation ("PLC"), an insurance holding company whose stock is traded on the New York Stock Exchange. PLC, a Delaware corporation, had total assets of approximately $____ billion at December 31, 2011.

The assets of Protective Life's general account support its insurance and annuity obligations and are subject to its general liabilities from business operations and to claims by its creditors. Because amounts allocated to the Fixed Account and the DCA Accounts, plus any guarantees under the Contract that exceed your Contract Value (such as those associated with any enhanced death benefits or a SecurePay rider), are paid from Protective Life's general account, any amounts that Protective Life may pay under the Contract in excess of Contract Value are subject to its financial strength and claims-paying ability. It is important to note that there is no guarantee that Protective Life will always be able to meet its claims-paying obligations, and that there are risks to purchasing any insurance product. For this reason, you should consider Protective Life's financial strength and claims paying ability to meet its obligations under the Contract when purchasing a Contract and making investment decisions under the Contract.

Protective Variable Annuity Separate Account

The Protective Variable Annuity Separate Account is a separate investment account of Protective Life. The Variable Account was established under Tennessee law by the Board of Directors of Protective Life on October 11, 1993. The Variable Account is registered with the Securities and Exchange Commission (the "SEC") as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act") and meets the definition of a separate account under federal securities laws.

Protective Life owns the assets of the Variable Account. These assets are held separate from other assets and are not part of Protective Life's general account. You assume all of the investment risk for Purchase Payments and Contract Value allocated to the Sub-Accounts. Your Contract Value in the Sub-Accounts is part of the assets of the Variable Account. The portion of the assets of the Variable Account equal to the reserves and other contract liabilities (which is equal to Contract Value) of the Variable Account will not be charged with liabilities that arise from any other business Protective Life conducts. Protective Life may transfer to its general account any assets which exceed the reserves and other contract liabilities (which is equal to Contract Value) of the Variable Account. Protective Life may accumulate in the Variable Account the charge for mortality and expense risks and investment results applicable to those assets that are in excess of the net assets supporting the contracts. The income, gains and losses, both realized and unrealized, from the assets of the Variable Account are credited to or charged against the Variable Account without regard to any other income, gains or losses of Protective Life. The obligations under the Contracts are obligations of Protective Life.

The following Sub-Accounts of the Variable Account generally are available in the Contracts:

American Funds Asset Allocation Fund SC*
Fidelity VIP Mid Cap-SC2*
Fidelity VIP Contrafund®-SC2*
Fidelity VIP Investment Grade Bond-SC2*
Fidelity VIP Index 500-SC2*
Franklin Income Securities-C2*
Franklin Rising Dividends Securities-C2*
Franklin Small-Mid Cap Growth Securities-C2*
Franklin Flex Cap Growth Securities-C2*
Franklin Small Cap Value Securities-C2*
Franklin U.S. Government-C2*
Mutual Shares Securities-C2*
Templeton Foreign Securities-C2*
Templeton Global Bond Securities-C2*
Templeton Growth Securities-C2*
Goldman Sachs Strategic Growth, SC*
Goldman Sachs Mid CapValue-SC*
Goldman Sachs Strategic International Equity-SC*
Goldman Sachs Large Cap Value-SC*
Goldman Sachs Growth Opportunities-SC*
Invesco Van Kampen V.I. Balanced Risk Allocation II
Invesco Van Kampen V.I. Comstock II
Invesco Van Kampen V.I. Equity and Income II
Invesco V.I. Government Securities II
Invesco Van Kampen V.I. Growth and Income II
Invesco Van Kampen V.I. Mid Cap Growth II
Invesco Van Kampen V.I. Mid Cap Value II
Legg Mason ClearBridge Mid Cap Core II*
Legg Mason ClearBridge Small Cap Growth II*
Lord Abbett Growth and Income
Lord Abbett International Opportunities	Lord Abbett Classic Stock
Lord Abbett Mid-Cap Value
Lord Abbett Bond-Debenture
Lord Abbett Growth Opportunities
Lord Abbett Capital Structure
Lord Abbett Fundamental Equity
MFS New Discovery SS*
MFS Growth SS*
MFS Research SS*
MFS Investors Growth Stock SS*
MFS Investors Trust SS*
MFS Utilities SS*
MFS Total Return SS*
MFS Research Bond-SS*
MFS Value-SS*
Oppenheimer Global Securities SS*
Oppenheimer Capital Appreciation SS*
Oppenheimer Main Street SS*
Oppenheimer Global Strategic Income SS*
Oppenheimer Money
PIMCO Long-Term US Government, AC*
PIMCO Low Duration, AC*
PIMCO Real Return, AC*
PIMCO Short-Term, AC*
PIMCO Total Return, AC*
Royce Capital Micro-Cap, SC*
Royce Capital Small-Cap, SC*
UIF Global Real Estate II*

*  This Sub-Account invests in a class of Fund shares that pays distribution or service fees under Rule 12b-1 of the Investment Company Act of 1940. For more information, please see "Other Information about the Funds" and "Distribution of the Contracts" in this prospectus, and the prospectus for the Fund.

If you select a SecurePay rider, your options for allocating Purchase Payments and Contract Value will be restricted. You must allocate your Net Purchase Payments and Contract Value in accordance with the rider's Allocation Guidelines and Restrictions. In general, the required allocations under these guidelines focus on conservative, high quality bond funds, combine bond funds and growth stock funds, or emphasize growth stock funds while including a significant weighting of bond funds with a goal of seeking to provide income and/or capital appreciation while avoiding excessive risk. (See "Protected Lifetime Income Benefits ("SecurePay") With RightTime® Option.")

Administration

Protective Life Insurance Company performs the Contract administration at its administrative office at 2801 Highway 280 South, Birmingham, Alabama 35223. Contract administration includes processing applications for the Contracts and subsequent Owner requests; processing Purchase Payments, transfers, surrenders and death benefit claims as well as performing record maintenance and disbursing annuity income payments.

The Funds

The assets of each Sub-Account are invested solely in a corresponding Fund. Each Fund is an investment portfolio of one of the following investment companies: American Funds Insurance Series managed by

Capital Research and Management Company; Fidelity® Variable Insurance Products managed by Fidelity Management and Research Company and subadvised by FMR Co., Inc., Strategic Advisors, Inc. or Fidelity Investments Money Management, Inc; Goldman Sachs Variable Insurance Trust managed by Goldman Sachs Asset Management L.P. or Goldman Sachs Asset Management International; The Universal Institutional Funds, Inc., managed by Morgan Stanley Investment Management Inc., doing business in certain instances as Van Kampen; Oppenheimer Variable Account Funds managed by OppenheimerFunds, Inc.; Legg Mason Partners Variable Equity Trust advised by Legg Mason Partners Fund Advisor, LLC, and sub-advised by ClearBridge Advisors, LLC; PIMCO Variable Insurance Trust advised by Pacific Investment Management Company, LLC, and sub-advised by Research Affiliates, LLC; Royce Capital Fund advised by Royce & Associates, LLC; MFS® Variable Insurance TrustSM managed by MFS Investment Management; Lord Abbett Series Fund, Inc., managed by Lord, Abbett & Co., LLC. Franklin Advisers, Inc. is the investment adviser for the Franklin Flex Cap Growth Securities Fund, Franklin Income Securities Fund, Franklin Small-Mid Cap Growth Securities Fund, Franklin U.S. Government Fund and Templeton Global Bond Securities Fund. Franklin Advisory Services, LLC is the investment adviser for Franklin Rising Dividends Securities Fund. Franklin Mutual Advisers, LLC is the investment adviser for Mutual Shares Securities Fund. Templeton Investment Counsel, LLC is investment adviser for Templeton Foreign Securities Fund and Templeton Global Advisors Limited is investment adviser for Templeton Growth Securities Fund. Invesco Advisers, Inc. is the investment adviser for AIM Variable Insurance Funds (Invesco Variable Insurance Funds). Shares of these funds are offered only to:

(1)  the Variable Account;

(2)  other separate accounts of Protective Life and its affiliates supporting variable annuity contracts or variable life insurance policies;

(3)  separate accounts of other life insurance companies supporting variable annuity contracts or variable life insurance policies; and

(4)  certain qualified retirement plans.

Such shares are not offered directly to investors but are available only through the purchase of such contracts or policies or through such plans. See the prospectus for each Fund for details about that Fund.

There is no guarantee that any Fund will meet its investment objectives. Please refer to the prospectus for each of the Funds you are considering for more information. You may obtain a prospectus for any of the Funds by contacting Protective Life or by asking your investment adviser. You should read the Funds' prospectuses carefully before making any decision concerning the allocation of Purchase Payments or transfers among the Sub-Accounts.

American Funds Insurance Series

Asset Allocation Fund, Service Class

This Fund seeks to provide high total return (including income and capital gains) consistent with preservation of capital over the long term by investing in a diversified portfolio of common stocks and other equity securities, bonds and other intermediate and long-term debt securities, and money market instruments (debt securities maturing in one year or less).

AIM Variable Insurance Funds (Invesco Variable Insurance Funds)

Invesco V.I. Balanced Risk Allocation Fund, Series II

The Fund's investment objective is total return with a low to moderate correlation to traditional financial market indices.

Invesco Van Kampen V.I. Equity and Income Fund — Series II shares

This Fund's investment objectives are capital appreciation and current income.

Invesco Van Kampen V.I. Mid Cap Value Fund — Series II shares

This Fund's investment objective is to provide above-average total return over a market cycle of three to five years by investing in common stocks and other equity securities.

Invesco Van Kampen V.I. Comstock Fund — Series II shares

This Fund's investment objective is to seek capital growth and income through investment in equity securities, including common stocks, preferred stocks and securities convertible into common and preferred stocks.

Invesco V.I. Government Securities Fund, Series II shares

The Funds investment objective is total return, comprised of current income and capital appreciation.

Invesco Van Kampen V.I. Growth and Income Fund — Series II shares

This Fund's investment objective is to seek long-term growth of capital and income.

Invesco Van Kampen V.I. MidCap Growth Fund — Series II shares

The Fund's investment objective is to seek capital growth.

Fidelity® Variable Insurance Products

VIP Contrafund® Portfolio, Service Class 2

This Fund seeks long-term capital appreciation.

VIP Index 500 Portfolio, Service Class 2

This Fund seeks investment results that correspond to the total return of common stocks publicly traded in the United States, as represented by the S&P 500® Index.

VIP Investment Grade Bond Portfolio, Service Class 2

This Fund seeks as high a level of current income as is consistent with the preservation of capital.

VIP MidCap Portfolio, Service Class 2

This Fund seeks long-term growth of capital.

Franklin Templeton Variable Insurance Products Trust

Franklin Flex Cap Growth Securities Fund, Class 2

This Fund seeks capital appreciation. The Fund normally invests predominantly in equity securities of companies that the manager believes have the potential for capital appreciation.

Franklin Income Securities Fund, Class 2

This Fund seeks to maximize income while maintaining prospects for capital appreciation. The Fund normally invests in both equity and debt securities.

Franklin Rising Dividends Securities Fund, Class 2

This Fund seeks long-term capital appreciation, with preservation of capital as an important consideration. The Fund normally invests at least 80% of its net assets in investments of companies that have paid rising dividends.

Franklin Small Cap Value Securities Fund, Class 2

This Fund seeks long-term total return. The fund normally invests at least 80% of its net assets in investments of small capitalization companies.

Franklin Small-Mid Cap Growth Securities Fund, Class 2

This Fund seeks long-term capital growth. The Fund normally invests at least 80% of its net assets in investments of small capitalization and mid capitalization companies.

Franklin U.S. Government Fund, Class 2

This Fund seeks income. The Fund normally invests at least 80% of its net assets in U.S. government securities.

Mutual Shares Securities Fund, Class 2

This Fund seeks capital appreciation, with income as a secondary goal. The Fund normally invests primarily in U.S. and foreign equity securities that the manager believes are undervalued.

Templeton Foreign Securities Fund, Class 2

This Fund seeks long-term capital growth. The Fund normally invests at least 80% of its net assets in investments of issuers located outside the U.S., including those in emerging markets.

Templeton Global Bond Securities Fund, Class 2

This Fund seeks high current income, consistent with preservation of capital, with capital appreciation as a secondary consideration. The Fund normally invests at least 80% of its net assets in bonds, which include debt securities of any maturity, such as bonds, notes, bills and debentures.

Templeton Growth Securities Fund, Class 2

This Fund seeks long-term capital growth. The Fund normally invests primarily in equity securities of companies located anywhere in the world, including those in the U.S. and in emerging markets.

Goldman Sachs Variable Insurance Trust

Strategic Growth Fund, Service Class

This Fund seeks long-term growth of capital.

Large Cap Value Fund, Service Class

This Fund seeks long-term capital appreciation.

Growth Opportunities Fund, Service Class

This Fund seeks long-term growth of capital.

MidCap Value Fund, Service Class

This Fund seeks long-term capital appreciation.

Strategic International Equity Fund, Service Class

This Fund seeks long-term growth of capital.

Legg Mason Partners Variable Equity Trust

Legg Mason ClearBridge Variable Mid Cap Core Fund, Class II

This Fund seeks long-term growth of capital.

Legg Mason ClearBridge Variable Small Cap Growth Fund, Class II

This Fund seeks long-term growth of capital.

Lord Abbett Series Fund, Inc.

Fundamental Equity Portfolio

The Fund's investment objective is long-term growth of capital and income without excessive fluctuations in market value.

Capital Structure Portfolio

The Fund's investment objective is to seek current income and capital appreciation.

Bond-Debenture Portfolio

The Fund's investment objective is to seek high current income and the opportunity for capital appreciation to produce a high total return.

Growth and Income Portfolio

The Fund's investment objective is long-term growth of capital and income without excessive fluctuations in market value.

Growth Opportunities Portfolio

The Fund's investment objective is capital appreciation.

International Opportunities Portfolio

The Fund's investment objective is long-term capital appreciation.

Classic Stock Portfolio

The Fund's investment objective is growth of capital and growth of income consistent with reasonable risk.

Mid-Cap Value Portfolio

The Fund's investment objective is to seek capital appreciation through investments, primarily in equity securities, which are believed to be undervalued in the marketplace.

MFS® Variable Insurance Trust

Growth Series, Service Class Shares

This Fund's investment objective is to seek capital appreciation.

Investors Growth Stock Series, Service Class Shares

This Fund's investment objective is to seek capital appreciation.

Investors Trust Series, Service Class Shares

This Fund's investment objective is to seek capital appreciation.

New Discovery Series, Service Class Shares

This Fund's investment objective is to seek capital appreciation.

Research Bond Series, Service Class

This Fund seeks total return with an emphasis on current income, but also considering capital appreciation.

Research Series, Service Class Shares

This Fund's investment objective is to seek capital appreciation.

Total Return Series, Service Class Shares

This Fund's investment objective is to seek total return.

Utilities Series, Service Class Shares

This Fund's investment objective is to seek total return.

Value Series, Service Class

This Fund seeks capital appreciation.

Oppenheimer Variable Account Funds

Capital Appreciation Fund/VA, Service Shares

This Fund seeks to achieve capital appreciation by investing in securities of well-known established companies.

Global Securities Fund/VA, Service Shares

This Fund seeks long-term capital appreciation by investing a substantial portion of its assets in securities of foreign issuers, "growth type" companies, cyclical industries and special situations that are considered to have appreciation possibilities.

Main Street Fund/VA, Service Shares

This Fund seeks a high total return.

Money Fund/VA

This Fund seeks maximum current income from investments in "money market" securities consistent with low capital risk and the maintenance of liquidity. An investment in the Money Fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund. The yield of this Fund may become very low during periods of low interest rates. After deduction of Variable Account charges, the yield in the Sub-Account that invests in this Fund could be negative.

Global Strategic Income Fund/VA Service Shares

This Fund seeks a high level of current income principally derived from interest on debt securities.

PIMCO Variable Insurance Trust

Long-Term US Government Portfolio, Advisor Class

This Fund seeks maximum total return, consistent with preservation of capital and prudent investment management. The portfolio focuses on long-term fixed income securities issued or guaranteed by the U.S. Government, its agencies or government-sponsored enterprises.

Low Duration Portfolio, Advisor Class

This Fund seeks maximum total return consistent with preservation of capital and prudent investment management. The portfolio focuses on short maturity fixed income instruments of 1-3 years.

Real Return Portfolio, Advisor Class

This Fund seeks maximum real return, consistent with preservation of real capital and prudent investment management. The portfolio focuses on inflation-indexed fixed income securities instruments of the US and non-US governments, their agencies or instrumentalities and corporations.

Short-Term Portfolio, Advisor Class

This Fund seeks maximum current income, consistent with preservation of capital and daily liquidity. The portfolio focuses on short term fixed income instruments of US and non-US public or private sector entities.

Total Return Portfolio, Advisor Class

This Fund seeks maximum total return, consistent with preservation of capital and prudent investment management. The portfolio focuses on intermediate maturity fixed income instruments rated B to Aaa.

Royce Capital Fund

Micro-Cap Fund, Service Class

This Fund seeks long-term growth of capital. Invests primarily in equity securities of micro-cap companies with market capitalizations of up to $500 million.

Small-Cap Fund, Service Class

This Fund seeks long-term growth of capital. Invests primarily in equity securities of small-cap companies, those with market capitalizations between $500 million to $2.5 billion.

The Universal Institutional Funds, Inc.

UIF Global Real Estate Portfolio Class II

Seeks current income and capital appreciation.

There is no assurance that the stated objectives and policies of any of the Funds will be achieved. More detailed information concerning the investment objectives, policies and restrictions of the Funds, the expenses of the Funds, the risks attendant to investing in the Funds and other aspects of their operations can be found in the current prospectuses for the Funds and the current Statement of Additional Information for each of the Funds. You may obtain a prospectus or a Statement of Additional Information for any of the Funds by contacting Protective Life or by asking your investment adviser. You should read the Funds' prospectuses carefully before making any decision concerning the allocation of Purchase Payments or transfers among the Sub-Accounts.

Certain Funds may have investment objectives and policies similar to other mutual funds (sometimes having similar names) that are managed by the same investment adviser or manager. The investment results of the Funds, however, may be more or less favorable than the results of such other mutual funds. Protective Life does not guarantee or make any representation that the investment results of any Fund is, or will be, comparable to any other mutual fund, even one with the same investment adviser or manager.

Selection of Funds

We select the Funds offered through the Contracts based on several criteria, including the following:

•  asset class coverage,

•  the strength of the investment adviser's (or sub-adviser's) reputation and tenure,

•  brand recognition,

•  performance,

•  the capability and qualification of each investment firm, and

•  whether our distributors are likely to recommend the Funds to Contract Owners.

Another factor we consider during the selection process is whether the Fund, its adviser, its sub-adviser, or an affiliate will make payments to us or our affiliates. For a discussion of these arrangements, see "Certain Payments We Receive with Regard to the Funds." We also consider whether the Fund, its adviser, sub-adviser, or distributor (or an affiliate) can provide marketing and distribution support for sale of the Contracts. We review each Fund periodically after it is selected. Upon review, we may remove a Fund or restrict allocation of additional Purchase Payments and/or transfers of Contract Value to a Fund if we determine the Fund no longer meets one or more of the criteria and/or if the Fund has not attracted significant contract owner assets. We do not recommend or endorse any particular Fund, and we do not provide investment advice.

Asset Allocation Model Portfolios

Four asset allocation models ("Model Portfolios") are available at no additional charge as investment options under your Contract.

Each Model Portfolio invests different percentages of Contract Value in some or all of the Sub-Accounts under your Contract, and these Model Portfolios range from conservative to aggressive. The Model Portfolios are intended to provide a diversified investment portfolio by combining different asset classes to help you reach your investment goal. Also, while diversification may help reduce overall risk, it does not eliminate the risk of losses and it does not protect against losses in a declining market. There can be no assurance that any of the Model Portfolios will achieve their investment objective.

Pursuant to an agreement with Protective, Milliman, Inc., a diversified financial services firm and registered investment adviser, determines the composition of the Model Portfolios. and is compensated by Protective for doing so. There is no investment advisory relationship between Milliman and Owners. In the future, Protective may modify or discontinue its arrangement with Milliman, in which case Protective may contract with another firm to provide similar asset allocation models, provide its own asset allocation models, or cease offering asset allocation models.

The available Model Portfolios and the composition of each specific Model Portfolio you select may change from time to time. However, we will not change your existing Contract Value or Purchase Payment allocation or percentages in response to these changes. If you desire to change your Contract Value or Purchase Payment allocation or percentages to reflect a revised or different Model Portfolio, you must submit new allocation instructions to us in writing.

The following is a brief description of the four Model Portfolios currently available. They are more fully described in a separate brochure. Your sales representative can provide additional information about the Model Portfolios and help you select which Model Portfolio, if any, may be suitable for you. Please talk to him or her if you have additional questions about these Model Portfolios.

Conservative Growth portfolio is composed of underlying Sub-Accounts representing a target allocation of approximately 45% in equity and 55% in fixed income investments. The largest of the asset class target allocations are in fixed income, large cap value and mortgages.

Moderate Growth portfolio is composed of underlying Sub-Accounts representing a target allocation of approximately 55% in equity and 45% in fixed income investments. The largest asset class target allocations are in fixed income, large cap value, international equity and large cap growth.

Growth and Income portfolio is composed of underlying Sub-Accounts representing a target allocation of approximately 65% in equity and 35% in fixed income investments. The largest asset class target allocations are in fixed income, international equity, large cap value, and large cap growth.

Aggressive Growth portfolio is composed of underlying Sub-Accounts representing a target allocation of approximately 90% in equity and 10% in fixed income investments. The largest asset class target allocations are in international equity, large cap value, large cap growth and mid cap stocks.

The target asset allocations of these Model Portfolios may vary from time to time in response to market conditions and changes in the portfolio holdings of the Funds in the underlying Sub-Accounts.

Other Information about the Funds

Each Fund sells its shares to the Variable Account in accordance with the terms of a participation agreement between the appropriate investment company and Protective Life. The termination provisions of these agreements vary. Should a participation agreement relating to a Fund terminate, the Variable Account may not be able to purchase additional shares of that Fund. In that event, Owners may no longer be able to allocate Variable Account value or Purchase Payments to Sub-Accounts investing in that Fund. In certain circumstances, it is also possible that a Fund may refuse to sell its shares to the Variable Account despite the fact that the participation agreement relating to that Fund has not been terminated. Should a Fund decide to discontinue selling its shares to the Variable Account, Protective Life would not be able to honor requests from Owners to allocate Purchase Payments or transfer Contract Value to the Sub-Account investing in shares of that Fund.

Certain Payments We Receive with Regard to the Funds

We (and our affiliates) may receive payments from the Funds, their advisers, sub-advisers, and their distributors, or affiliates thereof. These payments are negotiated and thus differ by Fund (sometimes substantially), and the amounts we (or our affiliates) receive may be significant. Proceeds from these payments may be used for any corporate purpose, including payment of expenses that we and our affiliates incur in promoting, marketing, distributing, and administering the Contracts, and, in our role as intermediary, the Funds. We (and our affiliates) may profit from these payments.

12b-1 Fees. We and our affiliate, Investment Distributors, Inc. ("IDI"), the principal underwriter for the Contracts, receive 12b-1 fees from the Funds, their advisers, sub-advisers, and their distributors, or affiliates thereof that are based on a percentage of the average daily net assets of the particular Fund attributable to the Contracts and to certain other variable insurance contracts issued or administered by us (or our affiliate). IDI may pay some or all of the 12b-1 fees it receives to us. Rule 12b-1 fees are paid out of Fund assets as part of the Fund's total annual fund operating expenses. Payments made out of Fund assets will reduce the amount of assets that you otherwise would have available for investment, and will reduce the return on your investment. The chart below shows the maximum 12b-1 fees we and IDI anticipate we will receive from the Funds on an annual basis:

Incoming 12b-1 Fees

Fund	Maximum 12b-1 fee
Paid to IDI:
Fidelity Variable Insurance Products	0.25%
Paid to us:
Franklin Templeton Variable Insurance Products Trust	0.25%
Goldman Sachs Variable Insurance Trust	0.25%
American Funds Insurance Series	0.25%
Royce Capital Fund	0.25%
Legg Mason Partners Variable Equity Trust	0.25%
MFS Variable Insurance Trust	0.25%
The Universal Institutional Funds, Inc.	0.35%
PIMCO Variable Insurance Trust	0.25%
Oppenheimer Variable Account Funds	0.25%
AIM Variable Insurance Funds (Invesco Variable Insurance Funds)	0.25%

Payments from Advisers and/or Distributors. As of the date of this prospectus, we (or our affiliates) also receive payments from the investment advisers, sub-advisers, or distributors (or affiliates thereof) of all of the Funds. These payments may be derived, in whole or in part, from the investment advisory fee deducted from Fund assets. Owners, through their indirect investment in the Funds, bear the costs of these investment advisory fees (see the Funds' prospectuses for more information). The amount of the payments we receive is based on a percentage of the average daily net assets of the particular Fund attributable to the Contracts and to certain other variable insurance contracts issued or administered by us (or our affiliate). The payments we receive from the investment advisers, sub-advisers or distributors of the Funds currently range from 0.10% to 0.50% of Fund assets attributable to our variable insurance contracts.

Other Payments.  A Fund's adviser, sub-adviser, or distributor or its affiliates may provide us (or our affiliates) and/or broker-dealers that sell the Contracts ("selling firms") with marketing support, may pay us (or our affiliates) and/or selling firms amounts to participate in national and regional sales conferences and meetings with the sales desks, and may occasionally provide us (or our affiliates) and/or selling firms with items of relatively small value, such as promotional gifts, meals, tickets, or other similar items in the normal course of business.

Certain Payments We Make with Regard to the Funds

We pay American Funds Distributors, Inc., principal underwriter for the American Funds Insurance Series, a percentage of all amounts allocated to the American Funds Asset Allocation Fund for the services it provides in marketing this Fund's shares in connection with the Contracts.

For details about the compensation payments we make in connection with the sale of the Contracts, see "Distribution of the Contracts."

Other Investors in the Funds

Shares of American Funds Insurance Series, Fidelity® Variable Insurance Products, Goldman Sachs Variable Insurance Trust, the MFS® Variable Insurance TrustSM, Oppenheimer Variable Account Funds, Lord Abbett Series Fund, Inc., Franklin Templeton Variable Insurance Products Trust, Royce Capital Fund, Legg Mason Partners Variable Equity Trust, PIMCO Variable Insurance Trust, AIM Variable Insurance Funds (Invesco Variable Insurance Funds) and The Universal Institutional Funds, Inc., are sold to separate accounts of insurance companies, which may or may not be affiliated with Protective Life or each other, a practice known as "shared funding." They may also be sold to separate accounts to serve as the underlying investment for both variable annuity contracts and variable life insurance policies, a practice known as "mixed funding." As a result, there is a possibility that a material conflict may arise between the interests of Owners of Protective Life's Contracts, whose Contract Values are allocated to the Variable Account, and of owners of other contracts whose contract values are allocated to one or more other separate accounts investing in any one of the Funds. Shares of some of these Funds may also be sold to certain qualified pension and retirement plans. As a result, there is a possibility that a material conflict may arise between the interests of Contract Owners generally or certain classes of Contract Owners, and such retirement plans or participants in such retirement plans. In the event of any such material conflicts, Protective Life will consider what action may be appropriate, including removing the Fund from the Variable Account or replacing the Fund with another fund. The boards of directors (or trustees) of American Funds Insurance Series, Fidelity® Variable Insurance Products, Goldman Sachs Variable Insurance Trust, the MFS® Variable Insurance TrustSM, Oppenheimer Variable Account Funds, Lord Abbett Series Fund, Inc., Franklin Templeton Variable Insurance Products Trust, Royce Capital Fund, Legg Mason Partners Variable Equity Trust, PIMCO Variable Insurance Trust, AIM Variable Insurance Funds (Invesco Variable Insurance Funds) and The Universal Institutional Funds, Inc., monitor events related to their Funds to identify possible material irreconcilable conflicts among and between the interests of the Fund's various investors. There are certain risks associated with mixed and shared funding and with the sale of shares to qualified pension and retirement plans, as disclosed in each Fund's prospectus.

Addition, Deletion or Substitution of Investments

Protective Life reserves the right, subject to applicable law, to make additions to, deletions from, or substitutions for the shares that are held in the Variable Account or that the Variable Account may purchase. If the shares of a Fund are no longer available for investment or if in Protective Life's judgment further investment in any Fund should become inappropriate in view of the purposes of the Variable Account, Protective Life may redeem the shares, if any, of that Fund and substitute shares of another registered open-end management company or unit investment trust. The new funds may have higher fees and charges than the ones they replaced. Protective Life will not substitute any shares attributable to a Contract's interest in the Variable Account without notice and any necessary approval of the Securities and Exchange Commission and state insurance authorities.

Protective Life also reserves the right to establish additional Sub-Accounts of the Variable Account, each of which would invest in shares of a new Fund. Subject to applicable law and any required SEC approval, Protective Life may, in its sole discretion, establish new Sub-Accounts or eliminate one or more Sub-Accounts if marketing needs, tax considerations or investment conditions warrant. We may make any new Sub-Accounts available to existing Owner(s) on a basis we determine. All Sub-Accounts and Funds may not be available to all classes of contracts.

If we make any of these substitutions or changes, Protective Life may by appropriate endorsement change the Contract to reflect the substitution or other change. If Protective Life deems it to be in the best interest of Owners and Annuitants, and subject to any approvals that applicable law may require, we may operate the Variable Account as a management company under the 1940 Act, we may de-register it under that Act if registration is no longer required, or we may combine it with other Protective Life separate accounts. Protective Life reserves the right to make any changes to the Variable Account that the 1940 Act or other applicable law or regulation requires.

DESCRIPTION OF THE CONTRACT

The following sections describe the Contracts currently being offered.

The Contract

The ProtectiveValues® Advantage II Variable Annuity Contract is a flexible premium deferred variable and fixed annuity contract issued by Protective Life.

Use of the Contract in Qualified Plans.

You may purchase the Contract on a non-qualified basis. You may also purchase it for use within certain qualified retirement plans or in connection with other employee benefit plans or arrangements that receive favorable tax treatment. Such qualified plans include individual retirement accounts and individual retirement annuities (IRAs), and pension and profit sharing plans (including H.R. 10 Plans). Protective does not issue Contracts under Section 403(b) of the Code (i.e., tax sheltered annuities). Many of these qualified plans, including IRAs, provide the same type of tax deferral as provided by the Contract. The Contract, however, provides a number of benefits and features not provided by such retirement plans and employee benefit plans or arrangements alone. There are costs and expenses under the Contract related to these benefits and features. You should consult a qualified tax and/or financial adviser regarding the use of the Contract within a Qualified Plan or in connection with other employee benefit plans or arrangements. You should carefully consider the benefits and features provided by the Contract in relation to their costs as they apply to your particular situation.

Parties to the Contract

Owner.

The Owner is the person or persons who own the Contract and are entitled to exercise all rights and privileges provided in the Contract. Two persons may own the Contract together. If there are two Owners of the Contract, provisions in the Contract or references in this prospectus to action by the "Owner" refer to action by both Owners. We will accept instructions from one Owner acting on behalf of both Owners, however. Protective Life will only issue a Contract prior to each Owner's 86th birthday (76th birthday if the Maximum Anniversary Value Death Benefit was selected). Individuals as well as nonnatural persons, such as corporations or trusts, may be Owners. In the case of Owners who may be nonnatural persons, age restrictions apply to the Annuitant.

The Owner of this Contract may be changed by Written Notice provided:

(1)  each new Owner's 86th birthday (76th birthday if Maximum Anniversary Value Death Benefit was selected) is after the Issue Date; and

(2)  each new Owner's 95th birthday is on or after the Annuity Date.

For a period of 1 year after any change of ownership involving a natural person, the death benefit will equal the Contract Value. Naming a nonnatural person as an Owner or changing the Owner may result in a tax liability. (See "Taxation of Annuities in General.") If you select a SecurePay rider, changing and/or adding Owners may result in termination of the rider. (See "Protected Lifetime Income Benefits ("SecurePay") With RightTime® Option.")

Beneficiary.

The Beneficiary is the person or persons who may receive the benefits of this Contract upon the death of any Owner.

Primary — The Primary Beneficiary is the surviving Owner, if any. If there is no surviving Owner, the Primary Beneficiary is the person or persons designated by the Owner and named in our records.

Contingent — The Contingent Beneficiary is the person or persons designated by the Owner and named in our records to be Beneficiary if the Primary Beneficiary is not living at the time of the Owner's death.

If no Beneficiary designation is in effect or if no Beneficiary is living at the time of an Owner's death, the Beneficiary will be the estate of the deceased Owner. If any Owner dies on or after the Annuity Date, the Beneficiary will become the new Owner.

Unless designated irrevocably, the Owner may change the Beneficiary by Written Notice prior to the death of any Owner. An irrevocable Beneficiary is one whose written consent is needed before the Owner can change the Beneficiary designation or exercise certain other rights. In the case of certain Qualified Contracts, Treasury

Department regulations prescribe certain limitations on the designation of a Beneficiary. If you select a SecurePay rider, changing and/or adding Beneficiaries may result in termination of the rider. (See "Protected Lifetime Income Benefits ("SecurePay") With RightTime® Option.")

Annuitant.

The Annuitant is the person or persons on whose life annuity income payments may be based. The first Owner shown on the application for the Contract is the Annuitant unless the Owner designates another person as the Annuitant. The Contract must be issued prior to the Annuitant's 86th birthday. If the Annuitant is not an Owner and dies prior to the Annuity Date, the Owner will become the new Annuitant unless the Owner designates otherwise. However, if the Owner is a nonnatural person, the death of the Annuitant will be treated as the death of the Owner.

The Owner may change the Annuitant by Written Notice prior to the Annuity Date. However, if any Owner is not an individual the Annuitant may not be changed. The new Annuitant's 95th birthday must be on or after the Annuity Date in effect when the change of Annuitant is requested. If you select a SecurePay rider, changing and/or adding Annuitants may result in termination of the rider. (See "Protected Lifetime Income Benefits ("SecurePay") With RightTime® Option.")

Payee.

The Payee is the person or persons designated by the Owner to receive the annuity income payments under the Contract. The Annuitant is the Payee unless the Owner designates another party as the Payee. The Owner may change the Payee at any time.

Issuance of a Contract

To purchase a Contract, you must submit certain application information and an initial Purchase Payment to Protective Life through a licensed representative of Protective Life. Any such licensed representative must also be a registered representative of a broker/dealer having a distribution agreement with Investment Distributors, Inc. Protective Life reserves the right to accept or decline a request to issue a Contract. Contracts may be sold to or in connection with retirement plans which do not qualify for special tax treatment as well as retirement plans that qualify for special tax treatment under the Code.

If the necessary application information for a Contract accompanies the initial Purchase Payment, we will allocate the initial Net Purchase Payment to the Investment Options as you direct on the appropriate form within two business days of receiving such Purchase Payment at the administrative office. If we do not receive the necessary application information, Protective Life will retain the Purchase Payment for up to five business days while it attempts to complete the information. If the necessary application information is not complete after five business days, Protective Life will inform the applicant of the reason for the delay and return the initial Purchase Payment immediately unless the applicant specifically consents to Protective Life retaining it until the information is complete. Once the information is complete, we will allocate the initial Net Purchase Payment to the appropriate Investment Options within two business days. You may transmit information necessary to complete an application to Protective Life by telephone, facsimile, or electronic media.

Purchase Payments

We will only accept Purchase Payments before the earlier of the oldest Owner's and Annuitant's 86th birthday. No Purchase Payment will be accepted within 3 years of the Annuity Date then in effect. If you select a SecurePay rider, you cannot make any Purchase Payments on or after the Benefit Election Date. (See "Protected Lifetime Income Benefits ("SecurePay") With RightTime® Option.") The minimum initial Purchase Payment is $10,000. The minimum subsequent Purchase Payment is $100 or $50 if made by electronic funds transfer. We reserve the right not to accept any Purchase Payment. Under certain circumstances, we may be required by law to reject a Purchase Payment.

Purchase Payments are payable at our administrative office. You may make them by check payable to Protective Life Insurance Company or by any other method we deem acceptable. We will process Purchase Payments as of the end of the Valuation Period during which we receive them at our administrative office. Valuation Periods end at the close of regular trading on the New York Stock Exchange, which is generally at 3:00 p.m. Central Time. We will process any Purchase Payment received at our administrative office after the end of the Valuation Period on the next Valuation Day. Protective Life retains the right to limit the maximum aggregate Purchase Payments that can be made without prior administrative office approval. This amount is currently $1,000,000.

Under the current automatic purchase payment plan, you may select a monthly or quarterly payment schedule pursuant to which Purchase Payments will be automatically deducted from a bank account. We currently accept automatic Purchase Payments on the 1st through the 28th day of each month. Each automatic Purchase Payment must be at least $50. You may not allocate payments made through the automatic purchase payment plan to any DCA Account. You may not elect the automatic purchase payment plan and the automatic withdrawal plan simultaneously. (See "Surrenders and Withdrawals.") Upon notification of the death of any Owner the Company will terminate deductions under the automatic purchase payment plan.

We do not always receive your Purchase Payment or your application on the day you send them or give them to your sales representative. In some circumstances, such as when you purchase a Contract in exchange for an existing annuity contract from another company, we may not receive your Purchase Payment from the other company for a substantial period of time after you sign the application and send it to us.

Right to Cancel

You have the right to return the Contract within a certain number of days after you receive it by returning it, along with a written cancellation request, to our administrative office or the sales representative who sold it. In the state of Connecticut, non-written requests are also accepted. The number of days, which is at least ten, is determined by state law in the state where the Contract is delivered. Return of the Contract by mail is effective on being post-marked, properly addressed and postage pre-paid. We will treat the returned Contract as if it had never been issued. Where permitted, Protective Life will refund the Contract Value plus the sales charge and any fees deducted from either Purchase Payments or Contract Value. This amount may be more or less than the aggregate amount of your Purchase Payments up to that time. In states requiring the return of Purchase Payments, we will refund the greater of the Contract Value or the Purchase Payment.

For individual retirement annuities and Contracts issued in states where, upon cancellation during the right-to-cancel period, we return at least your Purchase Payments, we reserve the right to allocate all or a portion of your initial Net Purchase Payment (and any subsequent Net Purchase Payment made during the right-to-cancel period) that you allocated to the Sub-Accounts to the Oppenheimer Money Fund Sub-Account until the expiration of the right-to-cancel period. Thereafter, we will allocate all Net Purchase Payments according to your allocation instructions then in effect.

Allocation of Purchase Payments

Owners must indicate in the application how their initial and subsequent Purchase Payments are to be allocated among the Investment Options. If your allocation instructions are indicated by percentages, whole percentages must be used.

Owners may change allocation instructions by Written Notice at any time. Owners may also change instructions by telephone, facsimile, automated telephone system or via the Internet at www.protective.com ("non-written instructions"). For non-written instructions regarding allocations, we may require a form of personal identification prior to acting on instructions and we will record any telephone voice instructions. If we follow these procedures, we will not be liable for any losses due to unauthorized or fraudulent instructions. We reserve the right to limit or eliminate any of these non-written communication methods for any Contract or class of Contracts at any time for any reason.

If you select a SecurePay rider, your options for allocating Purchase Payments will be restricted. You must allocate your Purchase Payments (and Contract Value) in accordance with the rider's Allocation Guidelines and Restrictions. (See "Protected Lifetime Income Benefits ("SecurePay") With RightTime® Option.")

Variable Account Value

Sub-Account Value.

A Contract's Variable Account value at any time is the sum of the Sub-Account values and therefore reflects the investment experience of the Sub-Accounts to which it is allocated. There is no guaranteed minimum Variable Account value. The Sub-Account value for any Sub-Account as of the Issue Date is equal to the amount of the initial Net   Purchase Payment allocated to that Sub-Account. On subsequent Valuation Days prior to the Annuity Date, the Sub-Account value is equal to that part of any Net Purchase Payment allocated to the Sub-Account, any Contract Value transferred to the Sub-Account, adjusted by income, dividends, net capital gains or losses (realized or unrealized), decreased by withdrawals (including any applicable premium tax), Contract Value transferred out of the Sub-Account and fees deducted from the Sub-Account.

The Sub-Account value for a Contract may be determined on any day by multiplying the number of Accumulation Units attributable to the Contract in that Sub-Account by the Accumulation Unit value for the Accumulation Units in that Sub-Account on that day.

Determination of Accumulation Units.

Purchase Payments allocated and Contract Value transferred to a Sub-Account are converted into Accumulation Units. An Accumulation Unit is a unit of measure used to calculate the value of a Sub-Account prior to the Annuity Date. We determine the number of Accumulation Units to be credited to a Contract by dividing the dollar amount directed to the Sub-Account by the Accumulation Unit value of the appropriate class of Accumulation Units of that Sub-Account for the Valuation Day as of which the allocation or transfer occurs. Net Purchase Payments allocated or amounts transferred to a Sub-Account under a Contract increase the number of Accumulation Units of that Sub-Account credited to the Contract. We execute such allocations and transfers as of the end of the Valuation Period in which we receive a Purchase Payment or Written Notice or other instruction requesting a transfer.

Certain events reduce the number of Accumulation Units of a Sub-Account credited to a Contract. The following events result in the cancellation of the appropriate number of Accumulation Units of a Sub-Account:

•  surrenders and withdrawals;

•  automatic withdrawals;

•  transfer from a Sub-Account and any applicable transfer fee;

•  payment of a death benefit claim;

•  application of the Contract Value to an Annuity Option; and

•  deduction of the monthly death benefit fee, the monthly SecurePay Fee, and the annual contract maintenance fee.

Accumulation Units are canceled as of the end of the Valuation Period in which we receive Written Notice of or other instructions regarding the event. Accumulation Units associated with the monthly death benefit fee, the monthly SecurePay Fee, and the annual contract maintenance fee are canceled without notice or instruction.

Determination of Accumulation Unit Value.

The Accumulation Unit value for each class of Accumulation Units in a Sub-Account at the end of every Valuation Day is the Accumulation Unit value for that class at the end of the previous Valuation Day times the net investment factor.

Net Investment Factor.

The net investment factor measures the investment performance of a Sub-Account from one Valuation Period to the next. For each Sub-Account, the net investment factor reflects the investment performance of the Fund in which the Sub-Account invests and the charges assessed against that Sub-Account for a Valuation Period. Each Sub-Account has a net investment factor for each Valuation Period which may be greater or less than one. Therefore, the value of an Accumulation Unit may increase or decrease. The net investment factor for any Sub-Account for any Valuation Period is determined by dividing (1) by (2) and subtracting (3) from the result, where:

(1)  is the result of:

a.  the net asset value per share of the Fund held in the Sub-Account, determined at the end of the current Valuation Period; plus

b.  the per share amount of any dividend or capital gain distributions made by the Funds held in the Sub-Account, if the "ex-dividend" date occurs during the current Valuation Period.

(2)  is the net asset value per share of the Fund held in the Sub-Account, determined at the end of the most recent prior Valuation Period.

(3)  is a factor representing the mortality and expense risk charge and the administration charge for the number of days in the Valuation Period and a charge or credit for any taxes attributed to the investment operations of the Sub-Account, as determined by the Company.

Transfers

Before the Annuity Date, you may instruct us to transfer Contract Value between and among the Investment Options (subject to the limitations discussed below). When we receive your transfer instructions at our administrative office, we will allocate the Contract Value you transfer at the next price determined for the Investment Options you indicate. Prices for the Investment Options are determined as of the end of each Valuation Period, which is the close of regular trading on the New York Stock Exchange (generally 3:00 p.m. Central Time). Accordingly, transfer requests received at our administrative office before the close of regular trading on the New York Stock Exchange are processed at the price determined as of the close of regular trading on the day the requests are received; transfer requests received at our administrative office after the close of regular trading on the New York Stock Exchange are processed at the price determined as of the close of regular trading on the next day on which the New York Stock Exchange is open for regular trading. We may defer transfer requests under the same conditions that payment of withdrawals and surrenders may be delayed. (See "Suspension or Delay in Payments.") There are limitations on transfers, which are described below.

After the Annuity Date, when Variable Income Payments are selected, transfers are allowed between Sub-Accounts, but are limited to one transfer per month. Dollar cost averaging and portfolio rebalancing are not allowed. No transfers are allowed within the Guaranteed Account or between the Guaranteed Account and any Sub-Account.

If you select a SecurePay rider, your options for transferring Contract Value will be restricted. You must transfer Contract Value in accordance with the rider's Allocation Guidelines and Restrictions. (See "Protected Lifetime Income Benefits ("SecurePay") With RightTime® Option.")

How to Request Transfers.

Owners may request transfers by Written Notice at any time. Owners also may request transfers by telephone, facsimile, automated telephone system or via the Internet at www.protective.com ("non-written instructions"). From time to time and at our sole discretion, we may introduce additional methods for requesting transfers or discontinue any method for making non-written instructions for such transfers. We will require a form of personal identification prior to acting on non-written instructions and we will record telephone requests. We will send you a confirmation of all transfer requests communicated to us. If we follow these procedures we will not be liable for any losses due to unauthorized or fraudulent transfer requests.

Reliability of Communications Systems.

The Internet and telephone systems may not always be available. Any computer or telephone system, whether it is yours, your service providers', your registered representative's, or ours, can experience unscheduled outages or slowdowns for a variety of reasons. Such outages or delays may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you experience problems, you can make your transaction by writing to us.

Limitations on Transfers.

We reserve the right to modify, limit, suspend or eliminate the transfer privileges (including acceptance of non-written instructions submitted by telephone, automated telephone system, the Internet or facsimile) without prior notice for any Contract or class of Contracts at any time for any reason.

Minimum amounts. You must transfer at least $100 each time you make a transfer. If the entire amount in the Investment Option is less than $100, you must transfer the entire amount. If less than $100 would be left in an Investment Option after a transfer, then we may transfer the entire amount out of that Investment Option instead of the requested amount.

Number of transfers. Currently we do not generally limit the number of transfers that may be made. We reserve the right, however, to limit the number of transfers to no more than 12 per Contract Year. We also reserve the right to charge a transfer fee for each additional transfer over 12 during any Contract Year. The transfer fee will not exceed $25 per transfer. We will deduct any transfer fee from the amount being transferred. (See "Charges and Deductions, Transfer Fee.")

Limitations on transfers involving the Guaranteed Account. No amounts may be transferred into a DCA Account. No amounts may be transferred to the Fixed Account within six months after any transfer from a Guaranteed Account to the Variable Account. The maximum amount that may be transferred from the Fixed Account during a Contract Year is the greater of (a) $2,500 or (b) 25% of the Contract Value in the Fixed Account. Due to this limitation, if you want to transfer all of your Contract Value from the Guaranteed Account to the Variable Account, it may take several years to do so. The limitation on transfers from the Fixed Account does not apply, however, to dollar cost averaging transfers from the Fixed Account.

Limitations on frequent transfers, including "market timing" transfers. Frequent transfers may involve an effort to take advantage of the possibility of a lag between a change in the value of a Fund's portfolio securities and the reflection of that change in the Fund's share price. This strategy, sometimes referred to as "market timing," involves an attempt to buy shares of a Fund at a price that does not reflect the current market value of the portfolio securities of the Fund, and then to realize a profit when the Fund shares are sold the next Valuation Day or thereafter.

When you request a transfer among the Sub-Accounts, your request triggers the purchase and redemption of Fund shares. Frequent transfers cause frequent purchases and redemptions of Fund shares. Frequent purchases and redemptions of Fund shares can cause adverse effects for a Fund, Fund shareholders, the Variable Account, other Owners, beneficiaries, annuitants, or owners of other variable annuity contracts we issue that invest in the Variable Account. Frequent transfers can result in the following adverse effects:

•  Increased brokerage, trading and transaction costs;

•  Disruption of planned investment strategies;

•  Forced and unplanned liquidation and portfolio turnover;

•  Lost opportunity costs; and

•  Large asset swings that decrease the Fund's ability to provide maximum investment return to all Contract Owners.

In order to try to protect our Owners and the Funds from the potential adverse effects of frequent transfer activity, we have implemented certain market timing policies and procedures (the "Market Timing Procedures"). Our Market Timing Procedures are designed to detect and prevent frequent, short-term transfer activity that may adversely affect the Funds, Fund shareholders, the Variable Account, other Owners, beneficiaries, annuitants and owners of other variable annuity contracts we issue that invest in the Variable Account.

We monitor transfer activity in the Contracts to identify frequent transfer activity in any Contract. Our current Market Timing Procedures are intended to detect transfer activity in which the transfers exceed a certain dollar amount and a certain number of transfers involving the same Sub-Accounts within a specific time period. We regularly review transaction reports in an attempt to identify transfers that exceed our established parameters. We do not include transfers made pursuant to the dollar-cost averaging and portfolio rebalancing programs when monitoring for frequent transfer activity.

When we identify transfer activity exceeding our established parameters in a Contract or group of Contracts that appear to be under common control, we suspend non-written methods of requesting transfers for that Contract or group of Contracts. All transfer requests for the affected Contract or group of Contracts must be made by Written Notice. We notify the affected Owner(s) in writing of these restrictions.

In addition to our Market Timing Procedures, the Funds may have their own market timing policies and restrictions. While we reserve the right to enforce the Funds' policies and procedures, Owners and other persons with interests under the Contracts should be aware that we may not have the contractual authority or the operational capacity to apply the market timing policies and procedures of the Funds, except that, under SEC rules, we are required to: (1) enter into a written agreement with each Fund or its principal underwriter that obligates us to provide to the Fund promptly upon request certain information about the trading activity of individual Owners, and (2) execute instructions from the Fund to restrict or prohibit further purchases or transfers by specific Owners who violate the market timing policies established by the Fund.

Some of the Funds have reserved the right to temporarily or permanently refuse payments or transfer requests from us if, in the judgment of the Fund's investment adviser, the Fund would be unable to invest effectively in accordance with its investment objective or policies, or would otherwise potentially be adversely affected. To the extent permitted by law, we reserve the right to delay or refuse to honor a transfer request, or to reverse a transfer at any time we are unable to purchase or redeem shares of any of the Funds because of the Fund's refusal or restriction on purchases or redemptions. We will notify the Owner(s) of any refusal or restriction on a purchase or redemption by a Fund relating to that Owner's transfer request. Some Funds also may impose redemption fees on short-term trading (i.e., redemptions of mutual Fund shares within a certain number of business days after purchase). We also reserve the right to implement, administer, and collect any redemption fees imposed by any of the Funds. You should read the prospectus of each Fund for more information about its ability to refuse or restrict purchases or redemptions of its shares, which may be more or less restrictive than our Market Timing Procedures and those of other Funds, and to impose redemption fees.

We apply our Market Timing Procedures consistently to all Owners without special arrangement, waiver or exception. We reserve the right to change our Market Timing Procedures at any time without prior notice as we deem necessary or appropriate to better detect and deter potentially harmful frequent transfer activity, to comply with state or federal regulatory requirements, or both. We may change our parameters to monitor for different dollar amounts, number of transfers, time period of the transfers, or any of these.

Owners seeking to engage in frequent transfer activity may employ a variety of strategies to avoid detection. Our ability to detect and deter such transfer activity is limited by operational systems and technological limitations. Furthermore, the identification of Owners determined to be engaged in transfer activity that may adversely affect others involves judgments that are inherently subjective. Accordingly, despite our best efforts, we cannot guarantee that our Market Timing Procedures will detect or deter every potential market timer. In addition, because other insurance companies, retirement plans, or both may invest in the Funds, we cannot guarantee that the Funds will not suffer harm from frequent transfer activity in contracts or policies issued by other insurance companies or by retirement plan participants.

Dollar Cost Averaging.

Before the Annuity Date, you may instruct us by Written Notice to transfer automatically on a monthly basis, specified amounts from a DCA Account to any Sub-Account of the Variable Account. This is known as the "dollar-cost averaging" method of investment. By transferring equal amounts of Contract Value on a regularly scheduled basis, as opposed to allocating a larger amount at one particular time, an Owner may be less susceptible to the impact of market fluctuations in the value of Sub-Account Accumulation Units. Protective Life, however, makes no guarantee that the dollar cost averaging method will result in a profit or protection against loss.

You may make dollar cost averaging transfers on the 1st through the 28th day of each month. The minimum period for dollar cost averaging transfers from the Fixed Account is twelve months. In states where, upon cancellation during the right-to-cancel period, we are required to return your Purchase Payment, we reserve the right to delay commencement of dollar cost averaging transfers until the expiration of the right-to-cancel period.

There is no charge for dollar cost averaging. Automatic transfers made to facilitate dollar cost averaging will not count toward the 12 transfers permitted each Contract Year if we elect to limit transfers, or the designated number of free transfers in any Contract Year if we elect to charge for transfers in excess of that number in any Contract Year. We reserve the right to discontinue dollar cost averaging upon written notice to the Owner.

Any Net Purchase Payment allocated to a DCA Account must include instructions regarding the period and frequency of the dollar cost averaging transfers, and the Sub-Accounts into which the transfers are to be made. Currently, the maximum period for dollar cost averaging from DCA Account 1 is six months and from DCA Account 2 is twelve months. Dollar cost averaging transfers may be made monthly. From time to time, we may offer different maximum periods for dollar cost averaging amounts from a DCA Account.

The periodic amount transferred from a DCA Account will be equal to the Net Purchase Payment allocated to the DCA Account divided by the number of dollar cost averaging transfers to be made. Interest credited will be transferred from the DCA Account after the last dollar cost averaging transfer. We will process dollar cost averaging transfers until the earlier of the following: (1) the DCA Account Value equals $0, or (2) the Owner instructs us by Written Notice to cancel the automatic transfers. If you terminate transfers from a DCA Account before the amount remaining in that account is $0, we will immediately transfer any amount remaining in that DCA Account according to your instructions. If you do not provide instructions, we will transfer the remaining amount to the Sub-Accounts according to your dollar cost averaging allocation instruction in effect at that time. Upon the death of any Owner, dollar cost averaging transfers will continue until canceled by the Beneficiary(s).

The interest rates on the DCA Accounts apply to the declining balance in the account. Therefore the amount of interest actually paid with respect to a Net Purchase Payment allocated to the DCA Account will be substantially less than the amount that would have been paid if the full Net Purchase Payment remained in the DCA Account for the full period.

If you select a SecurePay rider, you may allocate your Purchase Payments to a DCA Account; however, you must make transfers from the DCA Account in accordance with the rider's Allocation Guidelines and Restrictions. (See "Protected Lifetime Income Benefits ("SecurePay") With RightTime® Option.")

Portfolio Rebalancing.

Prior to the Annuity Date, you may instruct Protective Life by Written Notice to periodically transfer your Variable Account value among specified Sub-Accounts to achieve a particular percentage allocation of Variable Account value among such Sub-Accounts ("portfolio rebalancing"). The portfolio rebalancing percentages must be in whole numbers and must allocate amounts only among the Sub-Accounts. Unless you instruct otherwise, portfolio rebalancing is based on your Purchase Payment allocation instructions in effect with respect to the Sub-Accounts at the time of each rebalancing transfer. We deem portfolio rebalancing instructions from you that differ from your current Purchase Payment allocation instructions to be a request to change your Purchase Payment allocation.

You may elect portfolio rebalancing to occur on the 1st through 28th day of a month on either a quarterly, semi-annual or annual basis. If you do not select a day, transfers will occur on the same day of the month as your Contract Anniversary, or on the 28th day of the month if your Contract Anniversary occurs on the 29th, 30th or 31st day of the month. You may change or terminate portfolio rebalancing by Written Notice, or by other non-written communication methods acceptable for transfer requests. Upon the death of any Owner portfolio rebalancing will continue until canceled by the Beneficiary(s).

There is no charge for portfolio rebalancing. Automatic transfers made to facilitate portfolio rebalancing will not count toward the 12 transfers permitted each Contract Year if we elect to limit transfers, or the designated number of free transfers in any Contract Year if we elect to charge for transfers in excess of that number in any Contract Year. We reserve the right to discontinue portfolio rebalancing upon written notice to the Owner.

Surrenders and Withdrawals

Any time before the Annuity Date, you may request a surrender of or withdrawal from your Contract. Federal and state income taxes may apply to surrenders and withdrawals (including withdrawals made under a SecurePay rider), and a 10% federal penalty tax may apply if the surrender or withdrawal occurs before the Owner reaches age 59 1/2. (See "TAXATION OF ANNUITIES IN GENERAL — Taxation of Withdrawals and Surrenders.") A surrender value may be available under certain Annuity Options. (See "ANNUITY PAYMENTS — Annuity Options.") In accordance with SEC regulations, surrenders and withdrawals from the Variable Account are payable within 7 calendar days of our receiving your request. (See "SUSPENSION OR DELAY IN PAYMENTS.")

Surrenders.

At any time before the Annuity Date, you may request a surrender of your Contract for its surrender value. To surrender your Contract, you must return it to us and make your surrender request either by Written Notice or by facsimile. Surrenders requested by facsimile are subject to limitations. Currently, we accept facsimile requests for surrenders of Contracts that have a Contract Value of $50,000 or less. For Contracts that have a Contract Value greater than $50,000, we will only accept surrender requests by Written Notice. We may eliminate your ability to request a surrender by facsimile or change the requirements for your ability to request a surrender by facsimile for any Contract or class of Contracts at any time without prior notice. We will pay you the surrender value in a lump sum.

Withdrawals.

Any time before the Annuity Date, you may request a withdrawal from your Contract provided the Contract Value remaining after the withdrawal is at least $10,000. If you request a withdrawal that would reduce your Contract Value below $10,000, then we will consider your request to be not in good order and will notify you that we will not process your request. Please note that if you select a SecurePay rider special withdrawal rules apply, especially on or after the Benefit Election Date. (See "Protected Lifetime Income Benefits ("SecurePay") with RightTime® Option.")

You may request a withdrawal by Written Notice or by facsimile. If we have received your completed telephone withdrawal authorization form, you may also request a withdrawal by telephone. Withdrawals requested by telephone or facsimile are subject to limitations. Currently, we accept requests for withdrawals by telephone or facsimile for amounts not exceeding 25% of the Contract Value, up to a maximum of $50,000. For withdrawals in excess of 25% of the Contract Value and/or $50,000, we will only accept withdrawal requests by Written Notice. We may eliminate your ability to make withdrawals by telephone or facsimile or change the requirements for your ability to make withdrawal requests by telephone or facsimile for any Contract or class of Contracts at any time without prior notice.

We will deduct the amount of your withdrawal and any applicable premium tax from the Contract Value as of the end of the Valuation Period during which we receive your request for the withdrawal at our administrative office. Valuation Periods end at the close of regular trading on the New York Stock Exchange, which is generally at 3:00 p.m. Central Time. We will process any withdrawal request received at our administrative office after the end of the Valuation Period on the next Valuation Day.

You may specify the amount of the withdrawal to be made from each Investment Option. If you do not specify, or if the amount in the designated Investment Option(s) is inadequate to complete the request, we will withdraw the amount from each Investment Option based on the proportion that the value of each bears to the total Contract Value.

Surrender Value.

The surrender value of any surrender request is equal to the Contract Value surrendered minus any contract maintenance fee and premium tax. We will determine the surrender value as of the end of the Valuation Period during which we receive your request at our administrative office. Valuation Periods end at the close of regular trading on the New York Stock Exchange, which is generally at 3:00 p.m. Central Time. We will process any request received at our administrative office after the end of the Valuation Period on the next Valuation Day.

Cancellation of Accumulation Units.

Surrenders and withdrawals will result in the cancellation of Accumulation Units from each applicable Sub-Account(s) and/or in a reduction of the Guaranteed Account value.

Surrender and Withdrawal Restrictions.

The Owner's right to make surrenders and withdrawals is subject to any restrictions imposed by applicable law or employee benefit plan.

In the case of certain Qualified Plans, federal tax law imposes restrictions on the form and manner in which benefits may be paid. For example, spousal consent may be needed in certain instances before a distribution may be made.

Automatic Withdrawals.

Currently, we offer an automatic withdrawal plan. This plan allows you to pre-authorize periodic withdrawals prior to the Annuity Date. You may elect to participate in this plan at the time of application or at a later date by properly completing an election form. Payments to you under this plan will only be made by electronic fund transfer. In order to participate in the plan you must have made an initial Purchase Payment of at least $10,000 or have a Contract Value as of the previous Contract Anniversary of at least $10,000.

The automatic withdrawal plan and the automatic purchase payment plan may not be elected simultaneously. (See "Purchase Payments.") There may be federal and state income tax consequences to automatic withdrawals from the Contract, including the possible imposition of a 10% federal penalty tax if the surrender occurs before the Owner reaches age 59 1/2. You should consult your tax advisor before participating in any withdrawal program. (See "Taxation of Withdrawals and Surrenders.")

When you elect the automatic withdrawal plan, you will instruct Protective Life to withdraw a level dollar amount from the Contract on a monthly or quarterly basis. Automatic withdrawals may be made on the 1st through the 28th day of each month. The amount requested must be at least $100 per withdrawal. We will process withdrawals for the designated amount until you instruct us otherwise. Automatic withdrawals will be taken pro-rata from the Investment Option in proportion to the value each Investment Option bears to the total Contract Value. We will pay you the amount requested each month or quarter as applicable and cancel the applicable Accumulation Units.

If any automatic withdrawal transaction would result in a Contract Value of less than $5,000 after the withdrawal, the transaction will not be completed and the automatic withdrawal plan will terminate. Once automatic withdrawals have terminated due to insufficient Contract Value, they will not be automatically reinstated in the event that your Contract Value should reach $5,000 again. Upon notification of the death of any Owner, we will terminate the automatic withdrawal plan. The automatic withdrawal plan may be discontinued by the Owner at any time by Written Notice.

There is no charge for the automatic withdrawal plan. If you select a SecurePay rider under your Contract, any automatic withdrawal plan in effect will terminate on the Benefit Election Date. (See "Protected Lifetime Income Benefits ("SecurePay") With RightTime® Option.") We reserve the right to discontinue the automatic withdrawal plan upon written notice to you.

THE GUARANTEED ACCOUNT

The Guaranteed Account has not been, and is not required to be, registered with the SEC under the Securities Act of 1933, and neither these accounts nor the Company's general account have been registered as an investment company under the 1940 Act. Therefore, neither the Guaranteed Account, the Company's general account, nor any interests therein are generally subject to regulation under the 1933 Act or the 1940 Act. The disclosures relating to the Guaranteed Account included in this prospectus are for the Owner's information and have not been reviewed by the SEC. However, such disclosures are subject to certain generally applicable provisions of federal securities law relating to the accuracy and completeness of statements made in prospectuses.

The Guaranteed Account consists of the Fixed Account and the DCA Accounts. The Fixed Account and certain DCA Accounts may not be available in all states. Further, we may not always offer the Fixed Account or the DCA Accounts in new Contracts. If we are offering the Fixed Account or any of the DCA Accounts in your state at the time you purchase your Contract, however, those accounts will always be available in your Contract. Please ask your sales representative whether the Fixed Account and any DCA Accounts are available in your Contract.

From time to time and subject to regulatory approval, we may offer Fixed Accounts or DCA Accounts with different interest guaranteed periods. We, in our sole discretion, establish the interest rates for each account in the Guaranteed Account. We will not declare a rate that yields values less than those required by the state in which the Contract is delivered. You bear the risk that we will not declare a rate that is higher than the minimum rate. Because these rates vary from time to time, allocations made to the same account within the Guaranteed Account at different times may earn interest at different rates.

Our General Account.

The Guaranteed Account is part of our general account. Unlike Purchase Payments and Contract Value allocated to the Variable Account, we assume the risk of investment gain or loss on amounts held in the Fixed Account and the DCA Accounts.

The assets of our general account support our insurance and annuity obligations and are subject to our general liabilities from business operations and to claims by our creditors. Because amounts allocated to the Fixed Account and the DCA Accounts, plus any guarantees under the Contract that exceed your Contract Value (such as those associated with any enhanced death benefits or a SecurePay rider), are paid from our general account, any amounts that we may pay under the Contract in excess of Contract Value are subject to our financial strength and claims-paying ability. It is important to note that there is no guarantee that we will always be able to meet our claims-paying obligations, and that there are risks to purchasing any insurance product. For this reason, you should consider our financial strength and claims paying ability to meet our obligations under the Contract when purchasing a Contract and making investment decisions under the Contract.

We encourage both existing and prospective contract owners to read and understand our financial statements. We prepare our financial statements on both a statutory basis, as required by state regulators, and according to Generally Accepted Accounting Principles (GAAP).

Our audited GAAP financial statements are included in the Statement of Additional Information (which is available at no charge by calling us at 1-800-456-6330 or writing us at the address shown on the cover page of this prospectus). In addition, the Statement of Additional Information is available on the SEC's website at http://www.sec.gov.

You also will find on our website information on ratings assigned to us by one or more independent rating organizations. These ratings are opinions of our financial capacity to meet the obligations of our insurance and annuity contracts based on our financial strength and/or claims-paying ability.

The Fixed Account.

You generally may allocate some or all of your Net Purchase Payments and may transfer some or all of your Contract Value to the Fixed Account. However, if you elect a SecurePay rider, you may not allocate any portion of your Purchase Payments or Contract Value to the Fixed Account. (See "Protected Lifetime Income Benefits ("SecurePay") With RightTime® Option.") Amounts allocated or transferred to the Fixed Account earn interest from the date the funds are credited to the account. There are limitations on transfers involving the Fixed Account. Due to this limitation, if you want to transfer all of your Contract Value from the Fixed Account to the Variable Account, it may take several years to do so. You should carefully consider whether the Fixed Account meets your investment needs. (See "Transfers.")

The interest rates we apply to amounts allocated to the Fixed Account are guaranteed for one year from the date the amount is credited to the account. When an interest rate guarantee expires, we will set a new interest rate, which may not be the same as the interest rate then in effect for amounts allocated to the Fixed Account. The new interest rate is also guaranteed for one year.

The DCA Accounts.

DCA Accounts are designed to systematically transfer amounts to the Sub-Accounts of the Variable Account over a designated period. (See "Transfers, Dollar Cost Averaging.") We currently offer two DCA Accounts. The maximum period for dollar cost averaging transfers from DCA Account 1 is six months and from DCA Account 2 is twelve months.

The DCA Accounts are available only for Net Purchase Payments designated for dollar cost averaging. Net Purchase Payments may not be allocated into any DCA Account when that DCA Account value is greater than $0, and all funds must be transferred from a DCA Account before allocating a Net Purchase Payment to that DCA Account. Where we agree, under current administrative procedures, to allocate a Net Purchase Payment to any DCA Account in installments from more than one source, we will credit each installment with the interest rate applied to the first installment we receive. The interest rate we apply to Net Purchase Payments allocated to a DCA Account is guaranteed for the period over which dollar cost averaging transfers are allowed from that DCA Account.

Guaranteed Account Value.

Any time prior to the Annuity Date, the Guaranteed Account value is equal to the sum of:

(1)  Net Purchase Payments allocated to the Guaranteed Account; plus

(2)  amounts transferred into the Guaranteed Account; plus

(3)  interest credited to the Guaranteed Account; minus

(4)  amounts transferred out of the Guaranteed Account, including any transfer fee; minus

(5)  the amount of any surrenders removed from the Guaranteed Account, including any premium tax; minus

(6)  fees deducted from the Guaranteed Account, including the monthly death benefit fee, and the annual contract maintenance fee.

For the purposes of interest crediting, amounts deducted, transferred or withdrawn from accounts within the Guaranteed Account will be separately accounted for on a "first-in, first-out" (FIFO) basis.

DEATH BENEFIT

If any Owner dies before the Annuity Date and while this Contract is in force, we will pay a death benefit, less any applicable premium tax, to the Beneficiary. The death benefit terminates on the Annuity Date.

We will determine the death benefit as of the end of the Valuation Period during which we receive due proof of death at our administrative office. Valuation Periods end at the close of regular trading on the New York Stock Exchange, which is generally at 3:00 p.m. Central Time. If we receive due proof of death after the end of the Valuation Period, we will determine the death benefit on the next Valuation Day. Only one death benefit is payable under this Contract, even though the Contract may, in some circumstances, continue beyond the time of an Owner's death. If any Owner is not a natural person, the death of the Annuitant is treated as the death of an Owner. In the case of certain Qualified Contracts, Treasury Department regulations prescribe certain limitations on the designation of a Beneficiary. The following discussion generally applies to Qualified Contracts and non-Qualified Contracts, but there are some differences in the rules that apply to each.

The death benefit provisions of this Contract shall be interpreted to comply with the requirements of Section 72(s) of the Code. We reserve the right to endorse the Contract, as necessary, to conform with regulatory requirements. We will send you a copy of any endorsement containing such Contract modifications.

Please note that any death benefit payment we make in excess of the Contract Value is subject to our financial strength and claims-paying ability.

Payment of the Death Benefit.

The Beneficiary may take the death benefit in one sum immediately, in which event the Contract will terminate. If the death benefit is not taken in one sum immediately, the death benefit will become the new Contract Value as of the end of the Valuation Period during which we receive due proof of death, and the entire interest in the Contract must be distributed under one of the following options:

(1)  the entire interest must be distributed over the life of the Beneficiary, or over a period not extending beyond the life expectancy of the Beneficiary, with distributions beginning within one year of the Owner's death; or,

(2)  the entire interest must be distributed within 5 years of the Owner's death.

If no option is elected, we will distribute the entire interest within 5 years of the Owner's death.

If there is more than one Beneficiary, the foregoing provisions apply to each Beneficiary individually.

Continuation of the Contract by a Surviving Spouse.

In the case of non-Qualified Contracts and Contracts that are individual retirement annuities within the meaning of Code Section 408(b), if the Beneficiary is the deceased Owner's spouse, the surviving spouse may elect, in lieu of receiving a death benefit, to continue the Contract and become the new Owner. This election is only available, however, if the deceased Owner's spouse's 86th birthday (76th birthday if Maximum Anniversary Value Death Benefit was selected) is after the Issue Date. The Contract will continue with the value of the death benefit having become the new Contract Value as of the end of the Valuation Period during which we received due proof of death. The death benefit is not terminated by a surviving spouse's continuation of the Contract. The surviving spouse may select a new Beneficiary. Upon this spouse's death, the death benefit may be taken in one sum immediately and the Contract will terminate. If the death benefit is not taken in one sum immediately, the death benefit will become the new Contract Value as of the end of the Valuation Period during which we receive due proof of death and must be distributed to the new Beneficiary according to option (1) or (2), above.

A Contract may be continued by a surviving spouse only once. This benefit will not be available to any subsequent surviving spouse under the continued Contract.

Under the federal Defense of Marriage Act ("DOMA"), only individuals of the opposite sex can be treated as married or spouses. DOMA is the controlling law when determining whether individuals are "spouses" for purposes of federal tax provisions of annuity contracts. Under federal tax law, the beneficiary of an annuity contract who is the spouse (within the meaning of DOMA) of a deceased owner is treated more favorably than a beneficiary who is not recognized as a spouse under DOMA. Specifically, as described above, a beneficiary who is a DOMA recognized spouse of the deceased owner may continue an annuity contract without taking any distributions from the contract. In contrast, a beneficiary who is not recognized as a spouse of the deceased owner under DOMA (e.g., civil union and domestic partners or same-sex spouses) must surrender the contract within 5 years of the owner's death or take distributions from the contract over the beneficiary's life or life expectancy. As a result, a beneficiary of a deceased owner who was treated as married to the owner under state law, but whose marriage is not recognized by DOMA, will be required to take distributions from the Contract in the manner applicable to non-spouse beneficiaries and will not be able to elect to continue the Contract as provided in this section.

Whether a spouse continues the Contract could affect the rights and benefits under a SecurePay rider. If you have questions concerning your status as a spouse and how that status might affect your rights under the Contract, please consult your legal adviser. (See "Tax Consequences — Treatment of Civil Unions and Domestic Partners.")

Selecting a death benefit.

At the time you apply for your Contract, you must determine the type of death benefit you want. You may not change your selection after your Contract is issued. We offer two different death benefits: (1) the Return of Purchase Payments Death Benefit and (2) the Maximum Anniversary Value Death Benefit. The Return of Purchase Payments Death Benefit is included with your Contract at no additional charge. You may select the Maximum Anniversary Value Death Benefit for an additional fee, but only if the oldest Owner is younger than 76 on the Issue Date of the Contract. If you choose the optional Maximum Anniversary Value Death Benefit, you must indicate that you would like this optional death benefit when you apply for your Contract. You may not change your selection after your Contract is issued.

You should carefully consider each of these death benefits and consult a qualified financial adviser to help you carefully consider the two death benefits offered with the Contract, and if you select the Maximum Anniversary Death Benefit, the relative costs, benefits and risks of the fee options in your particular situation.

Return of Purchase Payments Death Benefit.

The Return of Purchase Payments Death Benefit will equal the greater of (1) the Contract Value, or (2) the aggregate Purchase Payments less an adjustment for each withdrawal provided however, that the Return of Purchase Payments Death Benefit will never be more than the Contract Value plus $1,000,000. The adjustment for each withdrawal in item (2) is described below under "Adjustment of the Death Benefit Amount for Withdrawals." See Appendix A for an example of the calculation of the Return of Purchase Payments Death Benefit.

Suspension of Return of Purchase Payments Death Benefit. For a period of one year after any change of ownership involving a natural person, the death benefit will equal the Contract Value, regardless of the type of death benefit that was selected. During the one-year suspension period, we will continue to calculate the Return of Purchase Payments Death Benefit; however, if any Owner dies during this period we will only pay the Contract Value as of the end of the Valuation Period during which we receive due proof of death at our administrative office. This means if death occurs after the one-year period has ended, we will include Purchase Payments received and withdrawals made during the one-year suspension when calculating the Return of Purchase Payments Death Benefit.

Optional Maximum Anniversary Value Death Benefit.

At the time of application, you may select the Maximum Anniversary Value Death Benefit if the Issue Date of the Contract is before the oldest Owner's 76th birthday.

We will determine an anniversary value for each Contract Anniversary occurring before the earlier of the older Owner's 80th birthday or the deceased Owner's date of death. Each anniversary value is equal to the sum of:

•  the Contract Value on that Contract Anniversary; plus

•  all Purchase Payments since that Contract Anniversary; minus

•  an adjustment for each withdrawal since that Contract Anniversary.

The Maximum Anniversary Value Death Benefit will equal the greatest of (1) the Contract Value, (2) the aggregate Purchase Payments less an adjustment for each withdrawal; or (3) the greatest anniversary value attained prior to the older Owner's 80th birthday; provided however, that the Maximum Anniversary Value Death Benefit will never be more than the Contract Value plus $1,000,000. The adjustment for each withdrawal in item (2) and in determining any anniversary value on a Contract Anniversary is described below under "Adjustment of the Death Benefit Amount for Withdrawals." See Appendix A for an example of the calculation of the Maximum Anniversary Value Death Benefit.

It is possible that, at the time of an Owner's death, the Maximum Anniversary Value Death Benefit will be no greater than the Return of Purchase Payments Death Benefit. You should consult a qualified financial advisor to carefully consider this possibility and the cost of the Maximum Anniversary Value Death Benefit before you decide whether the Maximum Anniversary Value Death Benefit is right for you.

Suspension of Maximum Anniversary Value Death Benefit. For a period of one year after any change of ownership involving a natural person, the death benefit will equal the Contract Value regardless of the type of death benefit that was selected. We will, however, continue to assess the death benefit fee during this period. During the one-year suspension period, we will continue to calculate the Maximum Anniversary Value Death Benefit; however, if any Owner dies during this period we will only pay the Contract Value as of the end of the Valuation Period during which we receive due proof of death at our administrative office. This means if death occurs after the one-year period has ended, we will include the Contract Value on the Contract Anniversary occurring during the one-year suspension as well as Purchase Payments received and withdrawals made during the one-year suspension when calculating the Maximum Anniversary Value Death Benefit.

Maximum Anniversary Value Death Benefit Fee. We assess a fee for the Maximum Anniversary Value Death Benefit. If you select this death benefit, you must pay a monthly fee based on the value of the death benefit on the day the fee is assessed. (See "Charges and Deductions, Death Benefit Fee.") It is possible that this death benefit fee (or some portion thereof) could be treated for federal tax purposes as a withdrawal from the Contract. (See "Federal Tax Matters.")

Adjustment of the Death Benefit Amount for Withdrawals

Withdrawals may reduce the amount of both the Return of Purchase Payments and Maximum Anniversary Death Benefits.

The amount of the adjustment for each withdrawal in item (2) of the Return of Purchase Payments Death Benefit or Maximum Anniversary Value Death Benefit calculation depends on whether or not you have selected one of the SecurePay riders and established your SecurePay Benefit Election Date.

If you have not selected a SecurePay rider, or if you have not established your Benefit Election Date under a SecurePay rider as of the date of the withdrawal, then the adjustment for each withdrawal is the amount that reduces the death benefit at the time of withdrawal in the same proportion that the amount withdrawn reduces your Contract Value.

If you have selected a SecurePay rider and have established a SecurePay Benefit Election Date as of the date of the withdrawal, then all or any part of a withdrawal that is a "SecurePay Withdrawal" under your SecurePay rider will cause a dollar-for-dollar reduction in the amount of your death benefit. All or any part of a withdrawal that is an "Excess Withdrawal" will reduce the death benefit in the same proportion that the amount withdrawn reduces your Contract Value (see "PROTECTED LIFETIME INCOME BENEFITS ("SecurePay") with RightTime® OPTION — Beginning Your SecurePay Withdrawals").

If the adjustment to your death benefit is in proportion to the reduction in your Contract Value, and the value of your death benefit is greater than the Contract Value at the time of the withdrawal, then the downward adjustment to the death benefit will be larger than the amount withdrawn. See Appendix A for an example of the Calculation of the Return of Purchase Payments and Maximum Anniversary Values Death Benefits.

For purposes of calculating any reduction in your death benefit: 1) we will view the SecurePay rider and Benefit Election Date as being in effect if a withdrawal occurs on the same date as the Benefit Election Date; and 2) we will view the SecurePay rider as not being in effect if your SecurePay rider is terminated on the same date that you take a withdrawal.

PROTECTED LIFETIME INCOME BENEFITS ("SecurePay")
WITH RightTime® OPTION

If you are concerned that poor investment performance or market volatility in the Sub-Accounts may adversely impact the amount of money you can withdraw from your Contract, we offer for an additional charge ("SecurePay Fee") two optional protected lifetime income benefit riders: "SecurePay" and "SecurePay FX."

In general, both the SecurePay and the SecurePay FX riders guarantee the right to make withdrawals ("SecurePay Withdrawals") based upon the value of a protected lifetime income benefit base ("Benefit Base") that will remain fixed if your Contract Value declines due to poor market performance, provided you comply with the terms and conditions applicable to the rider.

Under either SecurePay rider, the Owner or Owner(s) may designate certain persons as "Covered Persons" under the Contract. See "Selecting Your Coverage Option." These Covered Persons will be eligible to make SecurePay Withdrawals each Contract Year up to a specified amount — the Annual Withdrawal Amount ("AWA") — during the life of the Covered Person(s). Annual aggregate withdrawals that exceed the AWA will result in a reduction of rider benefits (and may even significantly reduce or eliminate such benefits) because we will reduce the Benefit Base and corresponding AWA. SecurePay Withdrawals are guaranteed, even if the Contract Value falls to zero after the Benefit Election Date (which is the earliest date you may begin taking SecurePay Withdrawals), if you satisfy the rider requirements.

You may purchase either SecurePay rider when you purchase your Contract, or at a later date under our RightTime® option, provided you satisfy the rider's age requirements. See "Purchasing the Optional SecurePay Riders." Please note that any amounts in excess of Contract Value that we make available through withdrawals, lifetime payments, or guaranteed values under either rider are subject to our financial strength and claims-paying ability.

You may choose between two SecurePay riders: the basic SecurePay rider or the SecurePay FX rider.

1)  With the basic SecurePay rider, your Benefit Base may increase on your Contract Anniversary if your Contract Value has increased, but will remain fixed if the Contract Value has declined due to poor market performance.

2)  Like the basic SecurePay rider, the SecurePay FX rider provides for increases in your Benefit Base on your Contract Anniversary if your Contract Value has increased. SecurePay FX also provides for potential increases in the Benefit Base each Contract Anniversary during a specified period, even if your Contract Value has not increased. The fee for the SecurePay FX rider is higher than for the basic SecurePay rider.

Once a SecurePay rider is purchased and issued, you may not select the other SecurePay rider. All of the terms and conditions of a SecurePay rider apply to both riders, other than as noted. The primary distinctions between the two SecurePay riders are the manner in which the Benefit Base is recalculated on each Contract

Anniversary before the Benefit Election Date, the Maximum Withdrawal Percentage, and the SecurePay fee, as follows:

	SecurePay	SecurePay FX
Potential Increase in Benefit Base on each Contract Anniversary Before Benefit Election Date	Greater of: (1) current Benefit Base; or (2) SecurePay Anniversary Value (current Contract Value minus any Purchase Payments made two or more years after Rider Issue Date)	Greatest of: (1) current Benefit Base; (2) SecurePay Highest Quarterly Value over past year (Contract Value on each quarterly anniversary minus Purchase Payments made two or more years following Rider Issue Date and reduced proportionately for withdrawals); or (3) SecurePay Roll-up Value (current Benefit Base plus specified percentage (based on attained age of younger Covered Person) of Benefit Base on previous Contract Anniversary, reduced proportionately for withdrawals)

Maximum Withdrawal Percentage	4.5% (two Covered Persons) 5.0% (single Covered Person)	4.5% (two Covered Persons age* 59 1/2 through 74)
5.0% (single Covered Persons age* 59 1/2 through 74)
5.5% (two Covered Persons age* 75 and older)
6.0% (single Covered Persons age* 75 and older)
* Attained Age of (Younger) Covered Person(s) on Contract Anniversary

SecurePay Fee	1.40% maximum, 0.60% current (at time of Contract purchase) 1.40% maximum, 0.70% current (purchase under RightTime® option)	2.20% maximum, 1.00% current (at time of Contract purchase) 2.20% maximum, 1.10% current (purchase under RightTime® option)

A SecurePay rider does not guarantee Contract Value or the performance of any investment option.

Important Considerations

•  If you purchase a SecurePay rider, your options for allocating Net Purchase Payments and Contract Value are restricted in accordance with our "Allocation Guidelines and Restrictions" (described below).

•  Net Purchase Payments made more than two years after the date a SecurePay rider is issued (the "Rider Issue Date") are not included in the calculation of the Benefit Base (described below). Thus, for example, if you intend to make regular Purchase Payments to the Contract for more than two years after the Rider Issue Date, such as in monthly or annual contributions to an IRA, you should consider whether the rider is appropriate for you.

•  Any change in a Covered Person during the period following the Benefit Election Date (the "Benefit Period"), other than a spousal continuation under a Joint Life Coverage option, will cause the rider to terminate without any refund of SecurePay Fees. A change in a Covered Person may include changing and/or adding Owners, Beneficiaries, and Annuitants under your Contract.

•  You may not begin taking SecurePay Withdrawals until the Covered Person (or the younger Covered Person in the case of a Joint Life Coverage) is age 59 1/2 or older.

•  You may not make any additional Purchase Payments on or after the Benefit Election Date. In most cases, if the Company receives a Purchase Payment on or after the Benefit Election Date, the Company will return it to the address on file. If the amount of the Purchase Payment would be sufficient to purchase another Contract, however, you will be given the option of purchasing a new Contract.

•  On the Benefit Election Date, we will cancel any existing automatic withdrawal plan that you have established.

•  One or both SecurePay riders may not be available in all states, and we may otherwise limit their availability.

You should not purchase SecurePay if:

•  you expect to take annual withdrawals on or after the Benefit Election Date in excess of the AWA ("Excess Withdrawals") because such Excess Withdrawals may significantly reduce or eliminate the value of the benefit (See "Calculating the Benefit Base On or After the Benefit Election Date, Excess Withdrawals"); or

•  you are primarily interested in maximizing the Contract's potential for long-term accumulation rather than building a Benefit Base that will provide guaranteed withdrawals; or

•  there is a significant age disparity between the two Covered Persons; or

•  you do not expect to take SecurePay Withdrawals (especially before the age of 95).

Appendix D demonstrates the operation of each SecurePay rider using hypothetical examples. You should review Appendix D and consult your sales representative to discuss whether SecurePay suits your needs.

The ways to purchase SecurePay, conditions for continuation of the benefit, process for beginning SecurePay Withdrawals, and the manner in which your AWA is calculated are discussed below.

Purchasing the Optional SecurePay Riders

You may purchase either SecurePay or SecurePay FX when you purchase your Contract. Or, if either rider is still available for sale, you may exercise the RightTime® option to add it to your Contract any time before the Owner's (or older Owner's) or Annuitant's 86th birthday or the Annuity Date, if earlier. To purchase either SecurePay rider, the youngest Owner and Annuitant must be age 55 or older on the Rider Issue Date. Where the Owner is a corporation, partnership, company, trust, or other "non-natural person," eligibility is determined by the age of the Annuitant. If you purchase a rider under the RightTime option, the rider will be subject to the terms and conditions of the applicable SecurePay rider in effect at the time it is issued.

Important Considerations:

•  You will begin paying the SecurePay Fee as of the Rider Issue Date, even if you do not begin taking SecurePay Withdrawals for many years.

•  You may not cancel either SecurePay rider during the ten years following the Rider Issue Date.

•  We do not refund any SecurePay Fees if a rider terminates for any reason or if you choose not to take SecurePay Withdrawals after the Benefit Election Date.

•  You must comply with our Allocation Guidelines and Restrictions (described below) after the Rider Issue Date.

•  Prior to the Benefit Election Date, you may take withdrawals according to the terms of your Contract but withdrawals will proportionally reduce the Benefit Base, and ultimately the value of the SecurePay Withdrawals available to you.

•  You must submit a SecurePay Benefit Election Form to establish the Benefit Election Date and begin taking SecurePay Withdrawals. Withdrawals taken before the Benefit Election Date are not SecurePay Withdrawals.

•  You may make additional Purchase Payments after the Rider Issue Date, but any Purchase Payments made more than two years after that date do not increase the Benefit Base. See "Calculating the Benefit Base before the Benefit Election Date."

The timing of either SecurePay rider's purchase may have a significant impact on the value of the Benefit Base. For example, there are certain advantages to purchasing a SecurePay rider early:

•  We begin reviewing SecurePay Anniversary Values (described below) for the basic SecurePay rider on the Contract Anniversary following the Rider Issue Date, and we begin reviewing SecurePay Highest Quarterly Values (described below) for the SecurePay FX rider on the quarterly anniversary following the Rider Issue Date. This means that the earlier you purchase either SecurePay rider, the longer the period of time during which the Benefit Base may increase due to favorable Sub-Account performance because we do not calculate Anniversary Values and Highest Quarterly Values prior to the Rider Issue Date.

•  If you purchase SecurePay when you purchase the Contract, the annual SecurePay Fee is currently 0.10% lower than if you exercise the RightTime® option to purchase a SecurePay rider after that date. The SecurePay Fee for new purchasers and the difference between the fee for the rider purchased at Contract issue and under the RightTime® option may change.

On the other hand, if you purchase a SecurePay rider too early, you may pay the SecurePay Fee for a longer period than is necessary. Additionally, beginning on the Rider Issue Date, you must comply with our Allocation Guidelines and Restrictions (described below), withdrawals will proportionally reduce the Benefit Base (and therefore the value of SecurePay Withdrawals), and only Purchase Payments during the first two years following the Rider Issue Date will be included in the Benefit Base.

Please consult your sales representative to discuss the appropriate time for you to purchase either SecurePay rider.

Designating the Covered Person(s)

The Covered Person is the person upon whose life the SecurePay rider benefit is based. You may designate one Covered Person (Single Life Coverage) or two Covered Persons (Joint Life Coverage).

•  If Single Life Coverage is elected, then the Owner will be the Covered Person (if there are two Owners, then the older Owner will be the Covered Person).

•  Joint Life Coverage may be elected if there are two Owners under the Contract who are spouses or if there is one Owner and his or her spouse is the sole Primary Beneficiary under the Contract. If Joint Life Coverage is elected, then the Owner and the Owner's spouse will be the Covered Persons.

•  Where the Owner is a corporation, partnership, company, trust, or other "non-natural person," the Annuitant (under Single Life Coverage) or Annuitant and Annuitant's spouse (under Joint Life Coverage) will be the Covered Person(s).

•  The Covered Person (or, if Joint Life Coverage is selected, one of the two Covered Persons) must be designated as the Annuitant under the Contract as of the Benefit Election Date.

Note:  A change of Covered Persons after the Benefit Election Date (including changing and/or adding Owners, Beneficiaries, and Annuitants) will cause your SecurePay rider to terminate and any scheduled SecurePay Withdrawals to cease. The Owner(s) may purchase a new SecurePay rider under the RightTime® option without the normal five-year waiting period. See "Purchasing a New SecurePay Rider After Termination of the Prior SecurePay Rider."

Selecting Your Coverage Option. If both Owners of the Contract are spouses, or if there is one Owner and a spouse who is the sole Primary Beneficiary, you must indicate on the SecurePay Benefit Election Form whether there will be one or two Covered Persons. Please pay careful attention to this designation, as it will impact the Maximum Withdrawal Percentage and whether the SecurePay Withdrawals will continue for the life of the surviving spouse. The various coverage options are illustrated in the following table:

	Single Life Coverage	Joint Life Coverage
Single Owner/Non-spouse Beneficiary	Covered Person is the Owner. SecurePay rider expires upon death of Covered Person following the Benefit Election Date.	N/A

Single Owner/ Spouse Beneficiary	Covered Person is the Owner. SecurePay rider expires upon death of Covered Person following the Benefit Election Date. Upon death of Covered Person following the Benefit Election Date, the surviving spouse may exercise the RightTimeSM option if he or she continues the Contract under the spousal continuation provisions and satisfies the age requirements. We will waive the 5-year waiting period.	Both are Covered Persons. SecurePay rider expires upon death of last surviving Covered Person following the Benefit Election Date. If SecurePay FX rider is selected, Maximum Withdrawal Percentage is based on the younger Covered Person. If the surviving spouse continues the Contract, SecurePay Withdrawals will continue unless declined.

Joint Owner/Non-spouse 2nd Owner	Covered Person is older Owner. SecurePay rider expires upon the death of the Covered Person following the Benefit Election Date.	N/A

Joint Owner/Spouse 2nd Owner
Covered Person is older Owner.
SecurePay rider expires upon death of Covered Person following the Benefit Election Date. Upon death of older Owner, the surviving spouse may exercise the RightTime® option if he or she continues the Contract under the spousal continuation provisions and satisfies the age requirements. We will waive the 5-year waiting period.
Both are Covered Persons. SecurePay rider expires upon death of last surviving Covered Person following the Benefit Election Date. If SecurePay FX rider is selected, Maximum Withdrawal Percentage is based on the younger Covered Person. If the surviving spouse continues the Contract, SecurePay Withdrawals will continue unless declined.

Changing Beneficiaries — Single Owner with Joint Life Coverage. After selecting Joint Life Coverage, a single Owner may decide to remove a spouse Beneficiary or add additional Primary Beneficiaries. This would constitute a change of Covered Persons after the Benefit Election Date, and upon notification of the change, we will terminate your SecurePay rider. In addition, whether a spouse continues the Contract could affect the rights and benefits under your SecurePay rider and could have tax consequences. (See "Tax Consequences — Treatment of Civil Unions and Domestic Partners.")

Similarly, if an Owner adds a spouse as a sole Primary Beneficiary after selecting Single Life Coverage and wants to convert to Joint Life Coverage, the Owner may terminate the SecurePay rider provided it has been 10 years or more since the Rider Issue Date and exercise the RightTime® option (if we are still offering SecurePay) to purchase a new SecurePay rider. See "Purchasing a New SecurePay Rider after Termination of the Prior SecurePay Rider."

Beginning Your SecurePay Withdrawals

You must submit a completed SecurePay Benefit Election Form to our administrative office to establish the Benefit Election Date and begin taking SecurePay Withdrawals under the rider.

•  Even though your SecurePay rider is in effect as of the Rider Issue Date and we begin the SecurePay Fee deductions on that date, any withdrawals made before we receive your SecurePay Benefit Election Form will not qualify as SecurePay Withdrawals.

You should carefully consider when to establish the Benefit Election Date and begin taking SecurePay Withdrawals.

•  The Benefit Election Date may not be earlier than the date the Covered Person (or the younger Covered Person if a Joint Life Coverage option is selected) reaches age 59 1/2 or older.

•  All Contract withdrawals taken on or after the Benefit Election Date are considered either SecurePay Withdrawals or Excess Withdrawals and are subject to the Annual Withdrawal Amount.

•  You may not make additional Purchase Payments on or after the Benefit Election Date. In most cases, if the Company receives a Purchase Payment on or after the Benefit Election Date, the Company will return it to the address on file. If the amount of the Purchase Payment would be sufficient to purchase another Contract, however, you will be given the option of purchasing a new Contract.

•  You may limit the value of the benefit if you begin taking SecurePay Withdrawals too soon. For example, SecurePay Withdrawals reduce your Contract Value (but not the Benefit Base) and may limit the potential for increasing the Benefit Base through higher Contract Values on Contract Anniversaries. Also, if your Benefit Election Date is within the two years of the Rider Issue Date, you will shorten the period of time during which you could increase your Benefit Base because you may not make additional Purchase Payments on or after the Benefit Election Date.

•  Conversely, if you delay establishing the Benefit Election Date, you may shorten the Benefit Period due to life expectancy, thereby limiting the time during which you may take SecurePay Withdrawals, so you may be paying for a benefit you are not using.

•  Selecting the SecurePay FX rider may impact your decision of when to establish your Benefit Election Date. For more information, see "SecurePay FX Rider" below.

Please consult your sales representative regarding the appropriate time for you to establish the Benefit Election Date and begin taking SecurePay Withdrawals.

Important Considerations

•  All withdrawals, including SecurePay Withdrawals, reduce your Contract Value and death benefit. Federal and state income taxes may apply, as well as a 10% federal penalty tax if a withdrawal occurs before the Owner reaches age 59 1/2. See "Taxation of Withdrawals and Surrenders."

•  When you take a withdrawal, we will reduce your death benefit on a dollar-for-dollar basis for any part of the withdrawal that is a SecurePay Withdrawal. Any part of the withdrawal that is an Excess Withdrawal, however, will reduce the death benefit in the same proportion that the amount surrendered reduces your Contract Value. See "Death Benefit."

  The SecurePay riders are designed for you to take SecurePay Withdrawals each Contract Year. SecurePay Withdrawals are aggregate withdrawals during any Contract Year on or after the Benefit Election Date that do not exceed the Annual Withdrawal Amount. Aggregate withdrawals during any Contract Year on or after the Benefit Election Date that exceed the Annual Withdrawal Amount are "Excess Withdrawals." You should not purchase a SecurePay rider if you intend to take Excess Withdrawals.

•  Excess Withdrawals could reduce your Benefit Base by substantially more than the actual amount of the withdrawal (described below).

•  Excess Withdrawals may result in a significantly lower AWA in the future.

•  Excess Withdrawals may significantly reduce or eliminate the value of the SecurePay benefit.

Determining the Amount of Your SecurePay Withdrawals

The AWA is the maximum amount of SecurePay Withdrawals permitted each Contract Year. We determine your initial AWA as of the end of the Valuation Period during which we receive your completed SecurePay Benefit Election form at our administrative office in good order by multiplying your Benefit Base on that date by the "Maximum Withdrawal Percentage."

Maximum Withdrawal Percentage

(a)  If you select the basic SecurePay rider, then where there is a single Covered Person, the Maximum Withdrawal Percentage under the SecurePay rider is 5.0%. and where two spouses are Covered Persons, the Maximum Withdrawal Percentage is 4.5%

(b)  If you select the SecurePay FX rider (subject to state approvals), then we apply a Maximum Withdrawal Percentage based on the age bands set forth in the following chart:

Attained Age of (Younger) Covered Person(s) on Contract Anniversary	Maximum Withdrawal Percentage
59 1/2 through 74 (SecurePay for two spouses)	4.5%
59 1/2 through 74 (SecurePay for one person)	5.0%
75 and older (SecurePay for two spouses)	5.5%
75 and older (SecurePay for one person)	6.0%

Because the Maximum Withdrawal Percentage under the SecurePay FX rider is based on the attained age of the Covered Person on each Contract Anniversary, when we recalculate the Benefit Base on each Contract Anniversary, the Maximum Withdrawal Percentage, and therefore the AWA, will increase if the Covered Person enters a new age band.

Under certain circumstances, we may increase your AWA. See "SecurePay ME®: Increased AWA for Certain Medical Conditions," "SecurePay NHSM: Increased AWA Because of Confinement in Nursing Home," and "Required Minimum Distributions."

Calculating the Benefit Base before the Benefit Election Date

The Benefit Base is used to calculate the AWA and determine the SecurePay Fee. As the Benefit Base increases, the AWA and the amount of the SecurePay Fee increase. Your Benefit Base can never be more than $5 million.

Note:  The Benefit Base is only used to calculate the AWA and the SecurePay Fee; it is not a cash value, surrender value, or death benefit, it is not available to Owners, it is not a minimum return for any Sub-Account, and it is not a guarantee of any Contract Value.

On the Rider Issue Date, we will determine your initial Benefit Base. If you purchase either SecurePay rider when you purchase the Contract, the Benefit Base is initially equal to your initial Purchase Payment. If you purchase either SecurePay rider after the Contract has been issued by exercising the RightTime® option, the Benefit Base is initially equal to the Contract Value as of the Rider Issue Date.

Thereafter, we increase the Benefit Base dollar-for-dollar for each Purchase Payment made within 2 years of the Rider Issue Date. We reduce the Benefit Base for each withdrawal from the Contract prior to the Benefit Period in the same proportion that each withdrawal reduces the Contract Value as of the date we process the withdrawal request.

Example: Assume your Benefit Base is $100,000, but because of poor Sub-Account performance your Contract Value has fallen to $90,000. If you make a $9,000 withdrawal, thereby reducing your Contract Value by 10% to $81,000, we would reduce your Benefit Base also by 10%, or $10,000, to $90,000.

On each Contract Anniversary, we may also increase the Benefit Base under the SecurePay rider and SecurePay FX rider (as described below).

Basic SecurePay Rider

Under the basic SecurePay rider, on each Contract Anniversary following the Rider Issue Date we will increase the Benefit Base to equal the "SecurePay Anniversary Value" if that value is higher than the Benefit Base. On each Contract Anniversary, the "SecurePay Anniversary Value" is equal to your Contract Value on that Contract Anniversary minus any Purchase Payments made two or more years after the Rider Issue Date. If we receive a withdrawal request on a Contract Anniversary, we will deduct the withdrawal from Contract Value before calculating the SecurePay Anniversary Value.

SecurePay FX Rider

Under the SecurePay FX rider, we will recalculate your Benefit Base on each Contract Anniversary following the Rider Issue Date to equal the greatest of:

(1)  the Benefit Base on that Contract Anniversary;

(2)  the SecurePay Highest Quarterly Value on that Contract Anniversary (described below); or

(3)  the SecurePay Roll-up Value on that Contract Anniversary (described below).

SecurePay Highest Quarterly Value.  On each "quarterly anniversary" following the Rider Issue Date, we calculate a "quarterly value." Each quarterly value is equal to:

(a)  the Contract Value as of that quarterly anniversary; minus

(b)  Purchase Payments made two or more years following the Rider Issue Date; and

(c)  reduced proportionately for withdrawals made since that quarterly anniversary. This means that we will reduce this amount for each such withdrawal in the same proportion that each withdrawal reduced the Contract Value as of the date we processed the withdrawal request.

The Highest Quarterly Value on any Contract Anniversary is the highest quarterly value calculated since the prior Contract Anniversary.

Note:  The "quarterly anniversary" is the same month and day as the Issue Date in each calendar quarter prior to the Annuity Date. If any quarterly anniversary is not a Valuation Day, or then we will calculate the SecurePay Highest Quarterly Value as of the next Valuation Period. If any quarterly anniversary does not occur in that month, then we will calculate the SecurePay Highest Quarterly Value as of the prior Valuation Period.

SecurePay Roll-up Value.  On each Contract Anniversary during the "roll-up period" (as described below), we calculate the SecurePay Roll-up Value. The SecurePay Roll-up Value is equal to:

(a)  the most recently calculated Benefit Base prior to that Contract Anniversary; plus

(b)  the "roll-up percentage" multiplied by the Benefit Base on the previous Contract Anniversary, reduced proportionately for withdrawals made since that anniversary. This means that we will reduce this amount for each withdrawal made since the previous Contract Anniversary in the same proportion that each withdrawal reduced the Contract Value as of the date we processed the withdrawal request.

The roll-up percentage is based on the attained age of the Owner (or the younger of the two Owners) as of the Contract Anniversary for which the SecurePay Roll-up Value is being calculated, as follows:

Age of (Younger) Owner(s) on Contract Anniversary	Roll-Up Percentage
At least 55 but less than 75	5.00%
75 and older	6.00%

When we calculate the SecurePay Roll-up Value on the first Contract Anniversary following the Rider Issue Date, we will apply the roll-up percentage to the Benefit Base on the Rider Issue Date to determine the "roll-up" amount, and then reduce the "roll-up" amount proportionately for withdrawals made since the Rider Issue Date. We will then add the reduced "roll-up" amount to the most recently calculated Benefit Base prior to the first Contract Anniversary to determine the SecurePay Roll-up Value.

If you purchase a SecurePay rider when your purchase your Contract (in other words, not under RightTime), we will include Purchase Payments made within the first 120 days following the Contract Issue Date when we calculate the roll-up amount on the first Contract Anniversary. For example, if your initial Purchase Payment on the Contract Issue Date is $50,000 and we receive an additional $100,000 Purchase Payment 90 days later, then assuming you do not take any withdrawals during the first Contract Years, the roll-up amount on the first Contract Anniversary will be $7,500 [($50,000 + $100,000) x 5.0%].

Example: Assume on the Rider Issue Date you are 55 and your Benefit Base is $100,000. Before your first quarterly anniversary, assume your Contract Value is $103,000 and you take a withdrawal of $10,300, reducing your current Contract Value to $92,700, which results in a decrease of 10% (($103,000 – $92,700)/$103,000). Because of the withdrawal, we will reduce your Benefit Base by 10% as well, to $90,000. Also assume that one month later, on your first quarterly anniversary, your Contract Value has increased from $92,700 to $93,500 due to favorable market performance. Finally, assume that after that quarterly anniversary you do not make any additional Purchase Payments or withdrawals, and your Contract Value on the next three quarterly anniversaries is $91,075, $92,999, and $89,500. Therefore, the Highest Quarterly Value on your first Contract Anniversary is $93,500.

On the first Contract Anniversary, we also will determine the SecurePay Roll-up Value by adding the most recently calculated Benefit Base ($90,000) to 5.0% (since you are age 55) of the Benefit Base on the previous Contract Anniversary (the Rider Issue Date), reduced proportionately for withdrawals made since that anniversary. The Benefit Base on the Rider Issue Date was $100,000, and 5.0% of $100,000 = $5,000. However, because a withdrawal was made during the year, we will reduce this "roll-up" amount in the same proportion that the withdrawal reduced the Contract Value, which was 10%. Because 10% of the "roll-up" amount is $500, the reduced "roll-up" amount is $4,500 ($5,000 – $500). We then calculate the SecurePay Roll-up Value by adding the "roll-up" amount of $4,500 to $90,000 (the most recently calculated Benefit Base), and determine that the SecurePay Roll-up Value is $94,500.

We will then recalculate your Benefit Base on the first Contract Anniversary to equal the greatest of:

(1)  the Benefit Base on that Contract Anniversary ($90,000);

(2)  the SecurePay Highest Quarterly Value on that Contract Anniversary ($93,500); or

(3)  the SecurePay Roll-up Value $94,500.

We will set your Benefit Base equal to $94,500 because the SecurePay Roll-up Value is greater than the Benefit Base and SecurePay Highest Quarterly Value on that Contract Anniversary.

Note:  Withdrawals could reduce your SecurePay Roll-up Value by substantially more than the actual amount of the withdrawal. For example, assume your Benefit Base at the beginning of the Contract Year is $100,000. Assuming that you are 60 years old and do not make any additional Purchase Payments or withdrawals, the SecurePay Roll-up Value on the next Contract Anniversary would be $105,000 ($100,000 + $5,000).

Assume instead, however, that during the Contract Year you make a withdrawal of $45,000 and your Contract Value at that time is $90,000 (i.e., the withdrawal is 50% of your Contract Value). Both the Benefit Base and the "roll-up" amount are also reduced by 50%, to $50,000 and $2,500, respectively. This would result in a SecurePay Roll-up Value of $52,500 on the next Contract Anniversary ($50,000 + $2,500), rather than $105,000. Thus, the $45,000 withdrawal would reduce the SecurePay Roll-up Value by more than $45,000 — it would reduce it by $52,500 ($105,000 – $52,500).

We only calculate Roll-Up Values on Contract Anniversaries that occur during a roll-up period. The first roll-up period begins on the Rider Issue Date and ends on the earlier of:

(a)  the 10th Contract Anniversary following the Rider Issue Date; or

(b)  the first reset date.

•  A reset date is a Contract Anniversary on which we increase your Benefit Base to equal the Highest Quarterly Value (described above).

A new roll-up period begins on each reset date and ends on the earlier of:

(a)  the 10th Contract Anniversary following the most recent reset date; or

(b)  the next occurring reset date.

The final roll-up period ends, and we stop calculating Roll-Up Values, on the earliest of:

(a)  the 20th Contract Anniversary after the Rider Issue Date;

(b)  the Benefit Election Date; or

(c)   the date your SecurePay rider terminates (see "Terminating the SecurePay Riders").

A new roll-up period can begin concurrently with the end of the prior roll-up period.

Calculating the Benefit Base On or After the Benefit Election Date

We continue calculating the Benefit Base after the Benefit Election Date in the same manner as we did prior to the Benefit Election Date, except withdrawals are treated differently. The effect of a withdrawal on the Benefit Base depends on whether the withdrawal is a SecurePay Withdrawal or an Excess Withdrawal. An Excess Withdrawal is any withdrawal after the Benefit Election Date which, when aggregated with all prior withdrawals during that Contract Year, exceeds the Contract Year's Annual Withdrawal Amount.

If you have selected the SecurePay FX rider, we will not calculate the SecurePay Rollup Value on or after the Benefit Election Date.

SecurePay Withdrawals

SecurePay Withdrawals do not reduce the Benefit Base. Therefore, if all your withdrawals during the Benefit Period are SecurePay Withdrawals, your Annual Withdrawal Amount will never decrease and you may continue to withdraw at least that amount for the lifetime of the Covered Person (or the last surviving Covered Person, if you selected Joint Life Coverage). If your Benefit Base increases on a Contract Anniversary, your Annual Withdrawal Amount and therefore SecurePay Withdrawals available to you in subsequent Contract Years will also increase.

Important Consideration

•  SecurePay Withdrawals are not cumulative. If you choose to receive only a part of, or none of, your AWA in any given Contract Year, you should understand that you cannot carry over any unused SecurePay Withdrawals to any future Contract Years.

For example, assume your Maximum Withdrawal Percentage is 5.0% and your Benefit Base is $100,000, which means your AWA is $5,000 ($100,000 X .05). If you withdraw only $4,000 during the Contract Year, the AWA will not increase the next Contract Year by the $1,000 you did not withdraw.

Excess Withdrawals

During the Benefit Period any portion of a withdrawal that, when aggregated with all prior withdrawals during that Contract Year, exceeds the Annual Withdrawal Amount constitutes an Excess Withdrawal. Therefore, a withdrawal during the Benefit Period that causes the aggregate withdrawals for that Contract Year to exceed the Annual Withdrawal Amount may include amounts that qualify as a SecurePay Withdrawal as well as amounts that are Excess Withdrawals. Once an Excess Withdrawal occurs, all other withdrawals during the same Contract Year will be Excess Withdrawals.

An Excess Withdrawal will reduce the Benefit Base. The effect of the Excess Withdrawal on the Benefit Base depends, in part, on the relationship of the Benefit Base to the Contract Value at that time.

(a)  If, at the time of the Excess Withdrawal, your Contract Value minus the non-excess portion of the withdrawal (the portion of the withdrawal that qualifies as a SecurePay Withdrawal) is greater than the Benefit Base, we will reduce the Benefit Base by the amount of the Excess Withdrawal.

(b)  If, at the time of Excess Withdrawal, your Contract Value minus the non-excess portion of the withdrawal (the portion of the withdrawal that qualifies as a SecurePay Withdrawal) is less than or equal to the Benefit Base, we will reduce the Benefit Base in the same proportion that the Excess Withdrawal bears the Contract Value minus the SecurePay Withdrawal.

For example, suppose your Benefit Base is $100,000, your Maximum Withdrawal Percentage is 5.0% (i.e. your AWA is $5,000), your Contract Value is $110,000. If you have already taken $3,000 of SecurePay Withdrawals in the Contract Year and then request another $3,000 withdrawal, you will exceed your Annual Withdrawal Amount by $1,000; $2,000 of that withdrawal will be a SecurePay Withdrawal and $1,000 will be an Excess Withdrawal. In this case, rule (a) above applies because the Contract Value less the SecurePay Withdrawal ($110,000 – $2,000 = $108,000) is greater than your Benefit Base ($100,000). We will therefore reduce your Benefit Base by the Excess Withdrawal and your new Benefit Base will be $99,000 ($100,000 – $1,000).

However, if in the example above, your Contract Value is $70,000 then rule (b) applies. In this case, we determine the reduction in your Benefit Base first by determining the proportion that the Excess Withdrawal bears to the Contract Value minus the SecurePay Withdrawal. We calculate this by dividing the $1,000 Excess Withdrawal by the Contract Value less the $2,000 SecurePay Withdrawal ($1,000 – ($70,000 – $2,000) = 1.4706%). We then apply this percentage reduction to your Benefit Base. Thus your new Benefit Base will be equal to $98,529 ($100,000 – ($100,000 * 0.014706)).

We will recalculate the Annual Withdrawal Amount on the next Contract Anniversary by multiplying the Benefit Base on that date by the Maximum Withdrawal Percentage.

Reduction of Contract Value to Zero

If the Contract Value is reduced to zero due to the deduction of fees or a SecurePay Withdrawal, the Contract will terminate and we will settle the benefit under your SecurePay rider as follows:

•  We will pay the remaining AWA not yet withdrawn in the current Contract Year, if any, in a lump sum;

•  We will establish an Annuity Date that is the Contract Anniversary following the date of the transaction that reduced the Contract Value to zero; and

•  On the Annuity Date, we will pay a monthly payment equal to the AWA divided by 12 until the death of the Owner, or if the rider covers two spouses, the death of the second spouse.

Please note that we may accept different payment intervals. If you request a surrender and your Contract Value at the time of the request is less than your remaining AWA for that Contract Year, first, we will pay you a lump sum equal to such remaining AWA. We will then establish an Annuity Date, as described immediately above. As with any distribution from the Contract, there may be tax consequences. In this regard, we intend to treat any amounts that you receive before the Annuity Date is established as described above and that are in the form of SecurePay Withdrawals as withdrawals. We intend to treat any amounts that you receive after the Annuity Date is established as described above and that are a settlement of the benefit under your SecurePay rider as annuity payments for tax purposes. See "TAXATION OF ANNUITIES IN GENERAL."

If your Contract Value reduces to zero due to an Excess Withdrawal, we will terminate your Contract and the SecurePay rider. You will not be entitled to receive any further benefits under the SecurePay rider.

Benefit Available on Maximum Annuity Date (oldest Owner's or Annuitant's 95th birthday)

Either SecurePay rider will terminate on the Annuity Date, whether or not you have begun your SecurePay Withdrawals. You must annuitize the Contract no later than the oldest Owner's or Annuitant's 95th birthday ("Maximum Annuity Date").

If your SecurePay rider is in effect on the Maximum Annuity Date, in addition to the other Annuity Options available to you under your Contract, one of your Annuity Options will be to receive monthly annuity payments equal to the AWA divided by 12 for the life of the Covered Person (or the last surviving Covered Person if Joint Life Coverage was selected). If you do not select an Annuity Option, your monthly annuity payments will be the greater of (i) the AWA divided by 12 or (ii) payments based upon the Contract Value for the life of the Annuitant with a 10-year Certain Period. We must receive written notification of your election of such annuity payments at least three days but no earlier than 90 days before the Maximum Annuity Date. For more information regarding Annuity Options, including Certain Period options, see ANNUITY PAYMENTS, Annuity Options.

SecurePay Fee

We deduct a fee for each SecurePay rider that compensates us for the costs and risks we assume in providing this benefit. This SecurePay Fee is a percentage of the Benefit Base. We deduct this fee from your Contract Value on the Valuation Day that occurs after each Valuation Period containing a Monthly Anniversary Date. The SecurePay Fee is deducted from the Sub-Accounts of the Variable Account only; it is not deducted from the assets in the DCA. Accordingly, you must have transferred some assets from your DCA account to Sub-Accounts in accordance with the rider's Allocation Guidelines and Restrictions before the fee is charged.

The SecurePay Fee will vary depending on when you purchase the rider and which rider you purchase:

	Maximum	Current
Purchase of SecurePay rider at time of Contract Purchase	1.40%	0.60%
Purchase of SecurePay rider under Right Time®	1.40%	0.70%
Purchase of SecurePay FX rider at time of Contract Purchase	2.20%	1.00%
Purchase of SecurePay FX rider under Right Time®	2.20%	1.10%

We may increase the SecurePay Fee. However, we will not increase the SecurePay Fee above the maximum amounts listed in the tables above.

If we increase the SecurePay Fee, we will give you at least 30 days' notice prior to the increase. You may elect not to pay the increase in your SecurePay Fee. If you elect not to pay the increased SecurePay Fee, your SecurePay Rider will not terminate, but your SecurePay Anniversary Value under the basic SecurePay rider or your SecurePay Highest Quarterly Value under the SecurePay FX rider will be reset to $0 and you will give up the opportunity for any future increases in the Benefit Base if your Contract Value exceeds your Benefit Base on subsequent Contract or quarterly Anniversaries, as applicable. You will continue to be assessed your current SecurePay Fee. If you purchased the SecurePay FX rider, we will continue to calculate the SecurePay Roll-up Value, and will increase your Benefit Base by the amount of any increase in the SecurePay Roll-up Value for the remainder of the current Roll-up Period.

Allocation Guidelines and Restrictions

In order to maintain either SecurePay rider, you must allocate your Purchase Payments and Contract Value in accordance with the Allocation Guidelines and Restrictions that we have established. The Allocation Guidelines and Restrictions are designed to limit our risk under the SecurePay riders.

Specifically, you must: (1) allocate all of your Purchase Payments and Contract Value in accordance with the Allocation by Investment Category guidelines (described below); or (2) allocate all of your Purchase Payments and Contract Value in accordance with one of the three eligible Benefit Allocation Model Portfolios (described below). You may also allocate your Purchase Payments to the dollar cost averaging ("DCA") Fixed Account(s), provided that transfers from the DCA Account are allocated to the Sub-Accounts in accordance with the Allocation Guidelines and Restrictions described above. If you select either the SecurePay or the SecurePay FX rider you also must participate in the Allocation Adjustment Program.

Allocation by Investment Category.  The following Allocation by Investment Category guidelines specify the minimum and maximum percentages of your Contract Value that must be allocated to each of three categories of Sub-Accounts listed below in order for you to remain eligible for benefits under a SecurePay rider (unless you are fully invested in a Benefit Allocation Model, as described above). You can select the percentage of Contract Value to allocate to individual Sub-Accounts within each group, but the total investment for all Sub-Accounts in a group must comply with the specified minimum and maximum percentages for that group. These Allocation by Investment Category guidelines may not be consistent with an aggressive investment strategy. You should consult with your registered representative to determine if they are consistent with your investment objectives.

NOTE: You may not allocate any of your Purchase Payments or Contract Value to the Fixed Account.

Allocation by Investment Category

Category 1

Minimum Allocation: 35%

Maximum Allocation: 100%

Fidelity VIP Investment Grade Bond	PIMCO VIT Long-Term US Government

Franklin US Government	PIMCO VIT Low Duration

Lord Abbett Bond Debenture	PIMCO VIT Real Return

MFS Research Bond	PIMCO VIT Short-Term

Oppenheimer Money Fund	PIMCO VIT Total Return

Oppenheimer Global Strategic Income	Invesco V.I. Government Securities

Category 2

Minimum Allocation: 0%

Maximum Allocation: 65%

Franklin Income	MFS Investors Trust

MFS Total Return	MFS Value

Fidelity VIP Index 500	Mutual Shares

Franklin Rising Dividends	Oppenheimer Main Street

Goldman Sachs Strategic Growth	Templeton Global Bond

Goldman Sachs Large Cap Value	Invesco Van Kampen V.I. Comstock

Lord Abbett Capital Structure	Invesco Van Kampen V.I. Growth and Income

Lord Abbett Growth and Income	Invesco Van Kampen V.I. Equity & Income

Lord Abbett Classic Stock	MFS Growth

MFS Investors Growth

Category 3

Minimum Allocation: 0%

Maximum Allocation: 30%

Fidelity VIP Contrafund	MFS New Discovery

Fidelity VIP Mid Cap	MFS Research

Franklin Flex Cap Growth	MFS Utilities

Franklin Small Cap Value Securities	Oppenheimer Capital Appreciation

Franklin Small-Mid Cap Growth	Oppenheimer Global Securities

Goldman Sachs VIT Growth Opportunities	Royce Capital Micro-Cap

Goldman Sachs MidCap Value	Royce Capital Small-Cap

Goldman Sachs Strategic Intl. Equity	Templeton Foreign

Legg Mason ClearBridge Mid Cap Core	Templeton Growth

Legg Mason ClearBridge Small Cap Growth	Invesco Van Kampen V.I. Mid Cap Growth

Lord Abbett Fundamental Equity	Invesco V.I. Balanced Risk Allocation

Lord Abbett Growth Opportunities	UIF Global Real Estate

Lord Abbett International Opportunities	Invesco Van Kampen V.I. US Mid Cap Value

Lord Abbett Mid-Cap Value

The Benefit Allocation Model Portfolios. Each of the Model Portfolios except the Aggressive Growth model will satisfy either SecurePay Rider's Allocation Guidelines and Restrictions, including the Allocation by Investment Category guidelines (the "Benefit Allocation Model Portfolios"). See "Asset Allocation Model Portfolios".

In general, the investment strategies employed by the Benefit Allocation Model Portfolios all include allocations that focus on conservative, high quality bond funds, that combine bond funds and growth stock funds, or that emphasize growth stock funds while including a significant weighting of bond funds. Each of these allocation models seeks to provide income and/or capital appreciation while avoiding excessive risk. If you are seeking a more aggressive growth strategy, the Benefit Allocation Model Portfolios are probably not appropriate for you.

If you allocate your Purchase Payments and Contract Value in accordance with one of the eligible Benefit Allocation Model Portfolios, we will allocate your Purchase Payments and transfers out of the DCA Accounts, as the case may be, in accordance with the Benefit Allocation Model Portfolio you selected. If you purchase a SecurePay rider under the RightTime® option, we will allocate existing Sub-Account and Fixed Account values to the Benefit Allocation Model Portfolio that you selected. Although you may allocate all or part of your Purchase Payments and Contract Value to a Benefit Allocation Model Portfolio, you may only select one Benefit Allocation Model Portfolio at a time. You may, however, change your Benefit Allocation Model Portfolio selection provided the new portfolio is one specifically permitted for use with the SecurePay riders. You may not allocate any portion of your Purchase Payments or Contract Value to the Fixed Account (except for the DCA Account).

The Allocation Adjustment Program. If you have selected either the SecurePay or the SecurePay FX rider you must participate in the Allocation Adjustment Program. As with the Allocation by Investment Category guidelines and the Benefit Allocation Model Portfolios, the Allocation Adjustment Program is designed to limit our risk under the SecurePay riders.

Under this program, we will monitor the performance of each Sub-Account in Category 2 and 3 of the Allocation by Investment Categories (see "Allocation by Investment Category" above). We will not monitor the Oppenheimer Money Fund Sub-Account or any of the other Sub-Accounts in Category 1. If, on any Monthly Anniversary Date after the first Contract Anniversary, the Accumulation Unit value of a Sub-Account in Category 2 or 3 drops below a specified level the Sub-Account will be temporarily "restricted" from allocations of Purchase Payments and Contract Value and we will transfer all existing Contract Value in the Sub-Account to the Oppenheimer Money Fund Sub-Account.

Under the Allocation Adjustment Program, we calculate a 12-month Simple Moving Average ("SMA") for each Sub-Account on each Monthly Anniversary Date. Each Sub-Account's SMA is the average Accumulation Unit value for that Sub-Account based on its Accumulation Unit value on the current Monthly Anniversary Date and each of the last 11 Monthly Anniversary Dates.

•  For example, assume a Sub-Account's Accumulation Unit values were $4.19, 3.81, 3.29, 2.98, 3.15, 3.33, 2.94, 3.73, 4.53, 5.35, 5.41, and 5.76 on each of the 12 most recent Monthly Anniversary Dates. Based on these Accumulation Unit values, its SMA on the most recent Monthly Anniversary Date would be $4.04 (the sum of the 12 most recent Monthly Anniversary Dates' Accumulation Unit values divided by 12).

If a Sub-Account has not been in existence for 12 months, we will calculate the SMA using the net asset value of the Fund in which the Sub-Account invests, adjusted for Contract charges and expenses, for each month no Accumulation Unit value is available.

Once we calculate a Sub-Account's SMA on a Monthly Anniversary Date, we then compare that SMA to the Sub-Account's current Accumulation Unit value on that Monthly Anniversary Date. If the Sub-Account's current Accumulation Unit value is equal to or less than the Sub-Account's SMA over the 12 most recent Monthly Anniversary Dates, then we will consider the Sub-Account to be restricted. This means:

•  On that Monthly Anniversary Date, we will transfer any Contract Value you have in the restricted Sub-Account to the Oppenheimer Money Fund Sub-Account;

•  You may not allocate Purchase Payments or transfer Contract Value into a restricted Sub-Account;

•  If we receive instructions from you on or after that Monthly Anniversary Date requesting an allocation or transfer to the restricted Sub-Account, we will allocate or transfer the requested amount to the restricted Sub-Account and then immediately transfer the amount to the Oppenheimer Money Fund Sub-Account;

•  When effecting periodic portfolio rebalancing, we will "re-balance" your Variable Account value according to your most recent allocation instructions, but will include the Oppenheimer Money Fund Sub-Account in place of the restricted Sub-Account; and

•  Any automatic transfers from the DCA Account to the restricted Sub-Account will be redirected to the Oppenheimer Money Fund Sub-Account.

You may transfer your Contract Value in the Oppenheimer Money Fund Sub-Account to any non-restricted Sub-Account, and/or submit new allocation instructions to allocate additional Purchase Payments, rebalance your Contract Value, and apply automatic DCA transfers to any non-restricted Sub-Accounts, provided your new instructions are consistent with the Allocation by Investment Category guidelines.

We will no longer consider the Sub-Account to be restricted when, on a subsequent Monthly Anniversary Date, the Sub-Account's current Accumulation Unit value is greater than its current 12-month SMA. When that occurs, on that Monthly Anniversary Date we will transfer all of your Contract Value in the Oppenheimer Money

Fund Sub-Account attributable to the previously restricted Sub-Account back to the previously restricted Sub-Account based on your current allocation percentages. At this time you also may resume allocating Purchase Payments and transferring Contract Value into the previously restricted Sub-Account, and we will resume any automated transactions involving the previously restricted Sub-Account.

If any Monthly Anniversary Date is not a Valuation Day, we will effect the changes described above as of the next Valuation Day. We will not assess a transfer charge on transfers made pursuant to the Allocation Adjustment Program or count such transfers towards the 12 transfers allowed each Contract Year without charge. We will provide a written confirmation to you of any transfer or other allocation made pursuant to the Allocation Adjustment Program.

Note:  Investing in Sub-Accounts that experience higher volatility, and therefore more volatile Accumulation Unit values, may increase the likelihood of those Sub-Accounts being restricted from investment. Therefore, the Allocation Adjustment Program may not be consistent with an aggressive investment strategy. You should consult with your registered representative to determine if this program is consistent with your investment objectives.

You should not view the Allocation Adjustment Program as a "market timing" or other type of investment program designed to enhance your earnings under the Contract. If we transfer Contract Value from one or more Sub-Accounts to the Oppenheimer Money Fund Sub-Account during a market downturn, your Contract Value will not be available to participate in any upside potential if there is a subsequent recovery until the next Monthly Anniversary when the Accumulation Unit Value of the Sub-Account rises above the SMA. Please see Appendix E in this prospectus for an example of the Allocation Adjustment Program.

Changes to the Allocation Guidelines and Restrictions. For purposes of the Allocation by Investment Category guidelines, we determine in our sole discretion whether a Sub-Account is classified as Category 1, Category 2, or Category 3. We will provide you with prior written notice of any changes in classification of investment options. We may change the list of Sub-Accounts in a group, change the number of groups, change the minimum or maximum percentages of Contract Value allowed in a group, or change the investment options that are or are not available to you, at any time, in our sole discretion. We may make such modifications at any time when we believe the modifications are necessary to protect our ability to provide the guarantees under either or both SecurePay riders.

With respect to the Benefit Allocation Model Portfolios, we determine in our sole discretion whether a Benefit Allocation Model Portfolio will continue to be available with either or both SecurePay riders. We may offer additional Benefit Allocation Model Portfolios or discontinue existing Benefit Allocation Model Portfolios at any time in our sole discretion. We may make such modifications at any time when we believe the modifications are necessary to protect our ability to provide the guarantees under either or both SecurePay riders. We will provide you with prior written notice of any changes to the Benefit Allocation Model Portfolios.

For purposes of the Allocation Adjustment Program, we will not change how we monitor Sub-Accounts (i.e., by applying a 12-month Simple Moving Average, or SMA) once you purchase the SecurePay FX rider, but we may use a different mathematical model for SecurePay FX riders we issue in the future. We reserve the right to change the default Sub-Account to which Purchase Payments and Contract Value are allocated when a Sub-Account is restricted, to begin monitoring some or all of the Sub-Accounts in Category 1 of the Allocation by Investment Category guidelines, and/or to terminate the Allocation Adjustment Program at any time in our sole discretion.

If you receive notice of a change to the Allocation Guidelines and Restrictions, you are not required to take any action. We will continue to apply Purchase Payments you submit without allocation instructions, and process automatic DCA and portfolio rebalancing transfers, according to your Contract allocation established before the Allocation Guidelines and Restrictions changed. We will only apply the new Allocation Guidelines and Restrictions to additional Purchase Payments submitted with new allocation instructions or to future transfers of Contract Value (not including DCA transfers or transfers made to reallocate your Contract Value under the portfolio rebalancing program) because allocation instructions that accompany a Purchase Payment and instructions to transfer Contract Value change your current Contract allocation. This means you will not be able to make additional Purchase Payments submitted with new allocation instructions or transfers of Contract Value until your current allocation instructions meet the Allocation Guidelines and Restrictions in effect at that time (although you will still be required to participate in the portfolio rebalancing program).

Portfolio Rebalancing. You must elect portfolio rebalancing if you select either SecurePay or SecurePay FX. Under this program, we will "re-balance" your Variable Account value based on your allocation instructions in effect at the time of the rebalancing. Whether your Contract Value is invested according to the Allocation by Investment Category Guidelines or a Benefit Allocation Model Portfolio, we will rebalance your Contract Value to restore it to your most recent allocation instructions. You may specify rebalancing on a quarterly, semi-annual, or annual basis. If you do not specify the period, we will rebalance your Variable Account value semi-annually based on the Rider Issue Date. We will also rebalance your Variable Account value each time your Contract allocation is changed, for example, when we receive a request to transfer Contract Value (not including DCA or portfolio rebalancing transfers) or when we receive a subsequent Purchase Payment that is accompanied by new allocation instructions. (See "Portfolio Rebalancing.")

Confirmation of the rebalancing will appear on your quarterly statement and you will not receive an individual confirmation after each reallocation. We reserve the right to change the rebalancing frequency, at any time, in our sole discretion, but we will not make changes more than once per calendar year. You will be notified at least 30 days prior to the date of any change in frequency.

If you terminate the rebalancing of your Variable Account value, we will consider this to be a Prohibited Allocation Instruction and we will terminate your SecurePay rider (see below).

Prohibited Allocation Instructions. If you instruct us to allocate Purchase Payments or Contract Value, or to take withdrawals in a manner that is not consistent with the applicable SecurePay Rider's Allocation Guidelines and Restrictions (a "Prohibited Allocation instruction"), we will terminate your SecurePay rider. For example, if you are following the Allocation by Investment Category Guidelines and you instruct us to transfer 40% of your Contract Value to the Fidelity VIP Contrafund Sub-Account, we will consider this to be a Prohibited Allocation Instruction because the maximum allocation you may make to the Sub-Accounts in Category 3 is 30% of your Contract Value.

For purposes of allocating your Purchase Payments and Contract Value, a Prohibited Allocation instruction includes:

(a)  allocating a Purchase Payment so that the allocation of your Contract Value following the Purchase Payment is inconsistent with the Allocation Guidelines and Restrictions; or

(b)  directing a dollar cost averaging transfer so that the allocation of your Contract Value following the transfer is inconsistent with the Allocation Guidelines and Restrictions; or

(c)  transferring any Contract Value so that the allocation of your Contract Value following the transfer is inconsistent with the Allocation Guidelines and Restrictions; or

(d)  deducting the proceeds of a withdrawal from an Investment Option so that the allocation of your Contract Value following the withdrawal or surrender is inconsistent with the Allocation Guidelines and Restrictions; or

(e)  terminating the rebalancing of your Contract Value.

If we terminate your SecurePay rider due to a Prohibited Allocation instruction, you may reinstate the rider subject to certain conditions. See "Reinstating Your SecurePay Rider Within 30 Days of Termination."

Terminating the SecurePay Riders

Both the SecurePay and the SecurePay FX rider terminate upon the earliest of:

•  termination of the SecurePay rider by the Owner (permitted after the SecurePay rider has been in effect for at least ten years);

•  surrender or termination of the Contract;

•  changing your designation of a Covered Person or Persons on or after the Benefit Election Date (this includes changing and/or adding Owners, Beneficiaries, and Annuitants);

•  the Annuity Date;

•  noncompliance with the Allocation Guidelines and Restrictions.

Deduction of the monthly fee for the SecurePay rider ceases upon termination.

Spousal Continuation

If the Benefit Election indicates Single Life Coverage and the SecurePay rider terminates due to the death of the Covered Person following the Benefit Election Date and the surviving spouse elects to continue the Contract and become the new Owner, the surviving spouse may also exercise the RightTime® option immediately (if it is available at that time) and purchase a new SecurePay rider. We will waive the 5-year waiting period. The surviving spouse's benefit under the SecurePay rider will be subject to the terms and conditions of the rider in effect at that time. See "Purchasing a New SecurePay Rider after Termination of the Prior SecurePay Rider."

If the SecurePay Benefit Election indicates Joint Life Coverage (see "Selecting Your Coverage Option"), and the surviving spouse elects to continue the Contract and the SecurePay rider, the Annual Withdrawal Amount remains the same until the next Contract Anniversary. On the next Contract Anniversary, the Benefit Base will be the greater of the Contract Value (which will reflect the Death Benefit) or the current Benefit Base and we will recalculate the Annual Withdrawal Amount, if necessary, using the Maximum Withdrawal Percentage.

Reinstating Your SecurePay Rider within 30 Days of Termination

If your SecurePay rider terminated due to a Prohibited Allocation instruction (See "Allocation Guidelines and Restrictions") and you made no additional Purchase Payment after the termination, you may request that we reinstate the rider.

Your written reinstatement request must correct the previous Prohibited Allocation instruction by either directing us to allocate your Contract Value in accordance with the rider's Allocation Guidelines and Restrictions and/or resume portfolio rebalancing. We must receive your written reinstatement request within 30 days of the date the rider terminated. The reinstated rider will have the same terms and conditions, including the same SecurePay Rider Issue Date, Benefit Base, AWA, SecurePay Fee and, if applicable, Maximum Withdrawal Percentage, as it had prior to termination.

Purchasing a New SecurePay Rider after Termination of the Prior SecurePay Rider

If your SecurePay rider has terminated, you may exercise the RightTime® option and purchase a new SecurePay rider before the Annuity Date if five years have passed since the termination of the prior SecurePay rider. We do not require a five-year waiting period, however, if your prior SecurePay rider terminated because of the death or change of a Covered Person during the Benefit Period.

If all the conditions to purchase a new SecurePay rider have been met, we will issue the rider upon our receipt of your written request to exercise the RightTime® option. The new rider will be subject to the terms and conditions of the SecurePay rider in effect at the time it is issued. This means:

•  The initial Benefit Base will be equal to the Contract Value as of the new Rider Issue Date.

•  We will impose the current SecurePay Fee in effect on the new Rider Issue Date.

If you have selected as a new rider the SecurePay FX rider, then when we calculate the AWA under the new SecurePay rider, we will base the Maximum Withdrawal Percentage on the age of the Covered Person (the younger Covered Person in the case of two Covered Persons) as of the new rider's Benefit Election Date.

Please note you may only purchase a new SecurePay FX rider if the rider was available on the date that you purchased your Contract. In addition, you may not purchase a new SecurePay rider if the oldest Owner or Annuitant is 86 or older on the new Rider Issue Date.

Tax Consequences

Treatment of Civil Unions and Domestic Partners. Both SecurePay riders' provisions relating to marital status are interpreted under applicable state law. For example, if the state law governing the SecurePay rider treats individuals who are in a bona fide civil union or a domestic partnership as married, or the parties to a valid same sex marriage as spouses, such treatment will be recognized under the rider. As described above in "Death Benefit Continuation of the Contract by a Surviving Spouse", however, DOMA is the controlling law when determining whether individuals are married (or are spouses) for federal tax purposes and when interpreting certain provisions of the Contract to which the SecurePay rider is attached. As a result, a beneficiary of a deceased owner who was treated as married to the owner under state law and for purposes of the SecurePay rider, but whose marriage is not recognized by DOMA, will be required to take distributions from the Contract in the manner applicable to nonspouse beneficiaries. In some circumstances, these required distributions could substantially reduce or eliminate the value of the SecurePay rider benefit.

In addition, both SecurePay riders allow the surviving spouse of a deceased owner who continues the underlying Contract and becomes the new owner to purchase a new rider if the benefit is being offered at that time. This right is only available to an individual who was the spouse of the deceased owner within the meaning of DOMA.

An individual who is treated as a spouse for state law purposes, but not for DOMA, should not purchase a SecurePay rider before consulting legal and financial advisors, and carefully evaluating whether the SecurePay rider is suitable for her or his needs.

Other Tax Matters. For a general discussion of tax consequences specific to the SecurePay riders, see "TAXATION OF ANNUITIES IN GENERAL, Tax Consequences of SecurePay Riders" and "QUALIFIED RETIREMENT PLANS, SecurePay."

SecurePay ME®: Increased AWA for Certain Medical Conditions

If you have certain medical conditions, and you have held your Contract for two years or more, you may qualify for an increase in your AWA at the time you establish your Benefit Election Date. You may not apply for an increased AWA under the SecurePay ME® after the Benefit Election Date.

Note:  The two-year waiting period for the SecurePay ME® benefit begins on the Contract's Issue Date (not necessarily when you select a SecurePay rider). A new waiting period begins if ownership of the Contract changes.

At present, the maximum age at which you may apply for a medical evaluation of your benefit under a SecurePay rider and request the SecurePay ME benefit is age 75. We reserve the right to change this maximum age, so that in the future the maximum age for medical evaluation may increase or decrease. We determine the maximum age based on a variety of factors including current life expectancies, developments in medical treatment and technology, and the costs to us of providing the SecurePay ME benefit, as well as the costs of the various death benefits we make available under the Contract.

After receiving your application for the SecurePay ME benefit, we will determine, in our sole discretion, whether a medical condition will qualify for an increased benefit under the SecurePay ME benefit and, if so, the amount of the increase. In general, in order to qualify for an increased AWA, the medical condition must be one which significantly reduces life expectancy. Our evaluation of life expectancy will be based on a review of the medical records made available to us and our assessment of the specific characteristics and severity of an impairment or impairments, including, but not limited to, our judgment as to your individual medical condition and the likelihood of improved medical treatment for that condition. Based upon this evaluation, we will assign a life expectancy or "table" rating in accordance with the guidance provided in standard industry underwriting manuals and written company guidelines specific to assessing longevity in the context of annuity payments, rather than life insurance underwriting. The table rating will correspond to an estimated decrease in life expectancy compared to other persons of the same age and gender without significant medical impairments. Because of their complexity or severity, or both, certain impairments or combinations of impairments will require the expertise and knowledge of our Medical Director, who will assist us in determining the appropriate life expectancy table rating. As part of this process, the Medical Director will review the medical records in light of our underwriting manual/guidelines and pertinent medical literature.

After a table rating has been assigned, it will be used to determine whether, and the extent to which, we will increase the AWA. Table ratings currently range from 1 to 16. The higher the table rating, the greater the estimated decrease in longevity. In order to qualify for an increased AWA, the estimated decrease in longevity currently must be greater than or equal to 25%. The table rating required to hit this threshold will vary depending on your age and sex. We also will take into account our experience and expectations regarding the mortality of the entire pool of Covered Persons under all SecurePay riders, as well as the investment performance of the required allocations under the rider's Allocation Guidelines and Restrictions and our expectations regarding the securities markets in general. The factors upon which we base our decision, the weight we give to each factor and the table rating requirements may change periodically. From time to time, we will publish examples of conditions that would typically qualify for an increase in your AWA.

If we determine that an increase in your AWA is warranted, the Maximum Withdrawal Percentage that you will receive will be from 0.25% to 2.00% higher than you would otherwise receive. The amount of any increase in the Maximum Withdrawal Percentage that we may make available will apply consistently to all similarly rated applicants. After the Benefit Election Date, the amount of your increase will not change. An increase in your AWA will not affect the amount of the SecurePay Fee, although we may charge a processing fee to establish the SecurePay ME benefit, as described below.

Note:  SecurePay ME® may not be available in all states. We reserve the right to discontinue this benefit at any time.

How to Apply for an Increased AWA.  You may ask for a determination as to whether you (or in the case of Joint Life Coverage, you and/or your spouse) qualify for an increased AWA because of certain serious medical conditions if you have held your contract for two or more years and if you (or the younger of you and your spouse) are at least 59 1/2 years old.

If you believe you may qualify for an increased AWA, you should provide Written Notice to us in order to begin the process. Among other things, you must complete a SecurePay ME® questionnaire and authorize us to obtain copies of your medical records and a statement from your attending physician as well as certain other personal information.

If we determine that you do not qualify for the increased AWA, you may request a subsequent determination of qualification if one year or more has passed since the previous determination of qualification.

Note: You may not apply for an increased AWA after the Benefit Election Date.

In the case of a Contract with two Owners who are spouses, or if there is one Owner and a spouse who is the sole Primary Beneficiary, a request may be made for a determination regarding an increased AWA for Single Coverage for the older of the spouses or for Joint Coverage for both spouses. If you request Joint Coverage we will require a medical evaluation of both spouses and, we will advise you of our determination with respect to Single and Joint Coverage. Although the base AWA available under the SecurePay FX rider for Joint Coverage is based upon the younger of the two spouses, the determination as to the amount of the increase available for Joint Coverage, if any, will be the smaller increase attributable to each Covered Person. The increased AWA will continue for the lives of both spouses.

Note: Although Single Coverage may provide a higher AWA than Joint Coverage, you should consider that Single Coverage terminates upon the death of the Covered Person following the Benefit Election Date.

We will assess a charge for evaluating your request for an increased AWA only if we determine that you qualify for an increased AWA and you elect to begin taking your SecurePay Withdrawals at the increased AWA. However, if you request an increase in AWA under the SecurePay ME feature more than twice, we will deduct the charge from your current Contract Value whether or not we determine that you qualify for an increased AWA and whether or not you begin taking your SecurePay Withdrawals at the increased AWA.

The current fee is $150 for each person designated as a "Covered Person" in the Benefit Election Form, in other words, $150 for Single Coverage and $300 for Joint Coverage if the AWA is increased. Although we may increase this charge, it will not be more than $300 per Covered Person. We will deduct the charge from your current Contract Value when you submit your Benefit Election Form.

Electing to Begin Your SecurePay Withdrawals after a Determination that you are Eligible for an Increased AWA.  We must receive your Benefit Election Form at our administrative office within 6 months after the date we notify you that you are eligible for the increased AWA. If we do not receive this form within this time period, we will not increase your AWA, but you may request a subsequent determination of qualification if one year or more has passed since the previous determination of qualification.

SecurePay NHSM: Increased AWA Because of Confinement in Nursing Home

If you are confined to a nursing home, you may be eligible for an increased Annual Withdrawal Amount ("AWA") with our SecurePay NHSM (Nursing Home Enhancement) feature. This feature is included at no additional charge with both SecurePay riders.

The SecurePay NH feature may not be available in all states and we may further limit its availability.

What is SecurePay NH?  If you qualify for the SecurePay NH benefit during a contract year, we will double the AWA to which you are currently entitled for that year, not to exceed 10% of your Benefit Base.

Eligibility for SecurePay NH Benefits.  To qualify for the increased AWA under the SecurePay NH benefit, the Covered Person must:

1.  have established the Benefit Election Date or establish the Benefit Election Date when he or she applies for the SecurePay NH benefit;

2.  (a) be currently confined to a Nursing Home, as defined below, (b) have been confined to a Nursing Home for at least 90-days immediately preceding your application for the SecurePay NH benefit; and (c) have a reasonable expectation that he or she will continue to be confined to a Nursing Home; and

3.  be unable to perform at least two of the six Activities of Daily Living described below, or be diagnosed with a Severe Cognitive Impairment.

Ineligibility.  You are not eligible for the SecurePay NH benefit if you were in a nursing home during the one year preceding your purchase of a SecurePay rider, or you are confined to a nursing home during the year following your purchase of the Rider.

Nursing Home:  For purposes of determining your eligibility for the SecurePay NH benefit, a "Nursing Home" is defined as a facility (or portion of a facility) primarily engaged in providing continuous, on-going nursing care to its residents in accordance with the authority granted by a license issued by State or Federal government (or granted pursuant to state certification or operated pursuant to law if your state neither licenses nor certifies such facilities), and qualified as a "skilled nursing home facility" under Medicare or Medicaid. A "Nursing Home" does not include: a hospital or clinic; a facility operated primarily for the treatment of alcoholism or drug addiction; or, an assisted living facility engaged primarily in custodial care.

Activities of Daily Living (ADL). Under the SecurePay NH benefit, "Activities of Daily Living" refer to the following functions relating to the Covered Person's ability to live independently:

•  Bathing — The ability to wash oneself by sponge bath or in either a tub or shower, including the task of getting into or out of the tub or shower.

•  Continence — The ability to maintain control of bowel and bladder function, or when unable to maintain control of bowel or bladder function, the ability to perform associated personal hygiene, including caring for the catheter or colostomy bag.

•  Dressing — The ability to put on and take off all items of clothing and any necessary braces, fasteners or artificial limbs.

•  Eating — The ability to feed oneself by getting food into the body from a receptacle, such as a plate, cup, or table, or by feeding tube or intravenously.

•  Toileting — The ability to get to and from the toilet, getting on and off the toilet, and performing associated personal hygiene.

•  Transferring — The ability to move into or out of a bed, chair or wheelchair.

Severe Cognitive Impairment.  For purposes of determining eligibility for the SecurePay NH benefit, Severe Cognitive Impairment is a loss or deterioration of intellectual capacity that is comparable to (and includes) Alzheimer's disease and similar forms of irreversible dementia.

Two Covered Persons.  If you selected the Joint Life Coverage Option when you established your Benefit Election Date, both Covered Persons must satisfy the eligibility requirements for the increased SecurePay NH benefit.

Applying for Increased AWA under the SecurePay NH benefit.

Initial Application.  To apply for an increased AWA under the SecurePay NH benefit, you must submit an application certifying that the Covered Person meets the conditions for qualification under the SecurePay NH benefit. This certification must be signed by the Covered Person's Physician. If the Owner is unable to submit an application for an increased AWA on his or her own behalf, we will accept an application on behalf of an Owner from a person who provides satisfactory proof that they have legally assumed care, custody, and representation of the incapacitated Owner. Typically, this would be a valid power of attorney or an order of conservatorship from a court of competent jurisdiction.

The certifying Physician must be a medical doctor currently licensed by a state Board of Medical Examiners, or similar authority in the United States, acting within the scope of his or her license. We may require an examination of the Covered Person by a Physician of our choice at our expense. In the event of a conflict between the medical opinions, the opinion of our Physician shall prevail.

Re-Certification of Eligibility.  Beginning with the second Contract Anniversary following the end of a Valuation Period during which we determine that the Covered Person qualifies for the increased AWA under SecurePay NH (the "Qualification Date"), you must submit a re-certification of eligibility not less than 10, nor more than 30 days prior to each applicable Contract Anniversary. We will notify you at least 30 days before the re-certification is due.

The re-certification must certify that the Covered Person continues to meet the conditions for eligibility under SecurePay NH, and must be signed by the Covered Person's physician. We may require an examination by a physician of our choice at our expense. In the event of a conflict between the medical opinions, the opinion of our physician will prevail.

We will notify you if you fail to qualify for continued eligibility for the SecurePay NH benefit. For any Contract Year during which the Covered Person fails to qualify for the Nursing Home Enhancement, we calculate the Annual Withdrawal Amount according to the terms of the SecurePay rider you purchased.

Determining Your Increased AWA under the SecurePay NH benefit

Initial Qualifying Year.  Qualification for an increased AWA under the SecurePay NH benefit may increase the Annual Withdrawal Amount available for the Contract Year during which you qualify. An increase in the Annual Withdrawal Amount will not change the effect of any withdrawal that occurred prior to the Qualification Date. Thus, if you took an Excess Withdrawal during the Contract Year before you were notified that you qualify for the SecurePay NH increased AWA, your earlier withdrawal would still be treated as an Excess Withdrawal under SecurePay.

If your aggregate withdrawals during the qualifying Contract Year are less than or equal to the Annual Withdrawal Amount in effect prior to the Qualification Date, we will recalculate the remaining Annual Withdrawal Amount for that Contract Year as of the Qualification Date by multiplying the Benefit Base on that date by the enhanced Maximum Withdrawal Percentage, and subtracting all prior non-Excess Withdrawals taken since the later of the Benefit Election Date or the most recent Contract Anniversary.

Example:

Five years ago, after turning age 75, Elisabeth elected a SecurePay rider. She is now 80 years old and has a Benefit Base and Contract Value of $100,000. She now has a Maximum Withdrawal Percentage of 6%. Her AWA is $6,000 (6% * $100,000).

In February of the current Contract Year, Elisabeth takes a SecurePay Withdrawal of $6,000. Assume that in March, Elisabeth qualifies for an enhanced Maximum Withdrawal Percentage of 10% under SecurePay NH and her Benefit Base is still $100,000. Her new AWA is $10,000 ($100,000 *10%) and her remaining AWA for the current Contract Year is $4,000 ($10,000 - $6,000).

If you have taken an Excess Withdrawal during the qualifying Contract Year prior to the Qualification Date, we will recalculate the remaining Annual Withdrawal Amount for that Contract Year as of the Qualification Date by subtracting the Maximum Withdrawal Percentage identified on the Benefit Election Date from the enhanced Maximum Withdrawal Percentage provided by this endorsement, and multiplying the difference in those percentages by the Benefit Base on the Qualification Date.

Example:

Five years ago, after turning age 75, Elisabeth elected a SecurePay rider. She is now 80 years old and has a Benefit Base and Contract Value of $100,000. She now has a Maximum Withdrawal Percentage of 6%. Her AWA is $6,000 (6% * $100,000).

In February of the current Contract Year, Elisabeth takes a SecurePay Withdrawal of $6,000 and an Excess Withdrawal of $4,000. Her new Benefit Base after the Excess Withdrawal is $95,745 ($100,000 - $4,000 / $94,000 * $100,000). Assume that in March, Elisabeth qualifies for an enhanced Maximum Withdrawal Percentage of 10% under SecurePay NH and her Benefit Base is still $95,745. Her new AWA is $9,575 ($95,745 * 10%) and her remaining AWA for the current Contract Year is $3,830 ((10% - 6%) * $95,745).

Notice of Qualification.  We will include the amount of the increase in the Annual Withdrawal Amount for the qualifying year in the notice that confirms the Covered Person's qualification for the Nursing Home Enhancement.

Subsequent Contract Years.  In subsequent Contract Years in which you are eligible for the Nursing Home Enhancement, we multiply the Benefit Base on the Contract Anniversary by the enhanced Maximum Withdrawal Percentage to determine the Annual Withdrawal Amount for that Contract Year. For any year in which you are not eligible for the Nursing Home Enhancement, we determine the Annual Withdrawal Amount, if any, according to the terms of the SecurePay rider you purchased.

Termination and Reinstatement of the SecurePay NH Benefit.  The SecurePay NH benefit terminates when your SecurePay rider terminates. If your SecurePay rider is reinstated, your SecurePay NH benefit will also be reinstated.

Tax Considerations for the SecurePay NH benefit.  The tax treatment of the SecurePay NH benefit is uncertain in several respects. Please see "Federal Tax Matters, Tax Consequences of SecurePay Riders" and "Qualified Retirement Plans SecurePay Riders." If you are considering purchasing a Qualified Contract with a SecurePay rider, you should consult a tax adviser because the addition of the SecurePay rider could affect the qualification of your Contract and/or the Qualified Plan associated with your Contract.

Required Minimum Distributions

If SecurePay is purchased for use with a Qualified Contract, the Qualified Contract must comply with the required minimum distribution (RMD) rules under the Code Section 401(a)(9). The SecurePay rider, and certain other benefits that the IRS may characterize as "other benefits" for purposes of the regulations under Code Section 401(a)(9), may increase the amount of the RMD that must be taken from your Qualified Contract. See "QUALIFIED RETIREMENT PLANS."

After the Benefit Election Date, we permit withdrawals from a Qualified Contract that exceed the AWA in order to satisfy the RMD for the Qualified Contract without compromising the SecurePay guarantees. In particular, if you provide us with written notice of an RMD at the time you request a SecurePay Withdrawal from your Qualified Contract, we will compute an amount that is treated under the SecurePay rider as the RMD for the calendar year with respect to your Qualified Contract. Note that although the tax law may permit you in certain circumstances to take distributions from your Qualified Contract to satisfy the RMDs with respect to other retirement plans established for your benefit, only the amount computed by us as the RMD with respect to your Qualified Contract is treated as an RMD for purposes of the SecurePay rider. Also, if you do not provide us with Written Notice of an RMD at the time you request a SecurePay Withdrawal, the entire amount by which the withdrawal exceeds any remaining AWA for the Contract Year will reduce the amount of your future AWA and could reduce your Benefit Base.

In the future, we may institute certain procedures, including requiring that RMD be established as automatic, periodic distributions, in order to ensure that RMDs for a calendar year do not exceed the AWA for the corresponding Contract Year.

In general, under either SecurePay rider, you may withdraw the greater of (i) your AWA for a contract year or (ii) the RMD attributable to your Contract that is determined as of December 31st immediately preceding the beginning of your contract year.

Note: if you submit your Benefit Election Form before the first RMD under Code Section 401(a)(9) is due, we may adjust the amount of your maximum SecurePay Withdrawal for the contract year that includes the due date for the first RMD so that the maximum amount of your withdrawal under the SecurePay rider will be the greater of your first RMD or AWA plus the greater of your second RMD or AWA minus your actual withdrawals in the previous contract year. Thereafter, the maximum allowed is the greater of the AWA or the RMD determined as of the preceding December 31st.

SUSPENSION OR DELAY IN PAYMENTS

Payments of a surrender or withdrawal of the Variable Account value or death benefit are usually made within seven (7) calendar days. However, we may delay such payment of a surrender or withdrawal of the Variable Account value or death benefit for any period in the following circumstances where permitted by state law:

(1)  when the New York Stock Exchange is closed; or

(2)  when trading on the New York Stock Exchange is restricted; or

(3)  when an emergency exists (as determined by the SEC as a result of which (a) the disposal of securities in the Variable Account is not reasonably practical; or (b) it is not reasonably practical to determine fairly the value of the net assets of the Variable Account); or

(4)  when the SEC, by order, so permits for the protection of security holders.

If, pursuant to SEC rules, the Oppenheimer Money Fund/VA suspends payment of redemption proceeds in connection with a liquidation of the Fund, we will delay payment of any transfer, withdrawal, surrender, or death benefit from the Oppenheimer Money Fund/VA Sub-Account until the Fund is liquidated.

We may delay payment of a surrender or withdrawal from the Guaranteed Account for up to six months where permitted.

SUSPENSION OF CONTRACTS

If mandated under applicable law, we may be required to reject a Purchase Payment. We also may be required to provide additional information about your account to government regulators or law enforcement authorities. In addition, we may be required to block an Owner's account and thereby refuse to pay any request for transfers, withdrawals, surrenders, or death benefits until instructions are received from the appropriate regulator or law enforcement authorities.

CHARGES AND DEDUCTIONS

Sales Charge

We will deduct a sales charge and any applicable premium tax from each Purchase Payment we accept to cover the expenses associated with the sales and distribution of the Contracts. These expenses include commissions, sales literature and other promotional activities. If the sales charge is not sufficient to cover these costs we will pay them from our general assets (which may include amounts derived from the mortality and expense risk charge). We will retain as profit any aggregate sales charge we collect in excess of the amount needed for commissions and promotional activities.

The sales charge is a percentage of each Purchase Payment and is calculated separately for each Purchase Payment by multiplying the Purchase Payment by the applicable sales charge percentage. The sales charge will be deducted from the Purchase Payment before we allocate the Net Purchase Payment to the Investment Options you selected.

We will determine the sales charge percentage based upon the current Purchase Payment plus the greater of: 1) the current Contract Value; or 2) the sum of all previous Purchase Payments less any previous withdrawals. We reserve the right to discontinue determining the sales charge percentage in this manner at any time.

The sales charge percentage is determined according to the table below:

SALES CHARGE PERCENTAGES

Current Purchase Payment plus Current Contract Value	Sales Charge Percentage
Less than $50,000	5.75%
At least $50,000 but less than $100,000	4.50%
At least $100,000 but less than $250,000	3.50%
At least $250,000 but less than $500,000	2.50%
At least $500,000 but less than $1,000,000	2.00%
$1,000,000 or greater	0.50%

The sales charge will not be retroactively reduced for Purchase Payments we have previously accepted. Your sales charge percentage could increase from one Purchase Payment to the next if your Contract Value decreases. On certain sales to specific groups, sales charge percentages may be reduced or waived.

If you intend to make additional Purchase Payments within thirteen months of the Issue Date, you might be able to lower the sales charge you pay by indicating in a letter of intent the total amount of Purchase Payments you intend to make in the thirteen months from the Issue Date you purchase your Contract. On the Issue Date, we will deduct a sales charge based on the total Purchase Payments you plan to make over the following thirteen months (rather than on the amount of the initial Purchase Payment), if that sales charge is less than the sales charge based on your initial Purchase Payment. For example, if your initial Purchase Payment is $45,000, and you have submitted a letter of intent that indicates your intent to make an additional Purchase Payment of $10,000 during the next thirteen months (for total Purchase Payments equal to $55,000), the sales charge will be calculated based on $55,000 (which qualifies for a sales charge of 4.50%) instead of your actual initial Purchase Payment of $45,000 (which qualifies for a sales charge of 5.75%). When you purchase your Contract, a sales charge of 4.50% will be applied against your $45,000 initial Purchase Payment and once you make the $10,000 additional Purchase Payment as indicated in your letter of intent, another 4.50% sales charge will be applied against the $10,000 Purchase Payment. If you do not make the amount of Purchase Payments stated in the letter of intent during the thirteen month period, we will recalculate the sales charge based on the actual amount of Purchase Payments we receive in the thirteen month period. We will deduct any additional sales charge from each Investment Option in the same proportion that the value bears to the total values are to Contract Value. If you make a subsequent Purchase Payment, we may also accept a letter of intent for another thirteen month period. We reserve the right to discontinue this option at any time after providing notice to you.

Waiver of Sales Charges.

We may waive sales charges for Contracts issued to employees and registered representatives of any member of the selling group, or to officers, directors, trustees or bona-fide full time employees of Protective Life or the investment advisors of any of the Funds or their affiliated companies (based upon the Owner's status at the time the Contract is purchased) because no marketing expenses and sales commissions are associated with such Contracts. We may waive sales charges for Contracts issued in connection with fee-only arrangements between the purchaser and the registered representative of the selling broker-dealer because no sales commissions are associated with such Contracts.

We may also reduce or waive sales charges for certain block transactions that will create a net reduction in the costs we bear with respect to the affected annuity contracts. If any such transaction applies to your Contract, we will notify you of this fact in writing.

Mortality and Expense Risk Charge

To compensate Protective Life for assuming mortality and expense risks, we deduct a daily mortality and expense risk charge. We deduct the mortality and expense risk charge only from the Variable Account. The charge is equal, on an annual basis, to 0.75% of the average daily net assets of the Variable Account attributable to your Contract.

The mortality risk Protective Life assumes is that Annuitant(s) may live for a longer period of time than estimated when the guarantees in the Contract were established. Because of these guarantees, each Payee is assured that longevity will not have an adverse effect on the annuity payments received. The expense risk that Protective Life assumes is the risk that the administration charge, contract maintenance fee and transfer fees may be insufficient to cover actual future expenses. We expect to make a reasonable profit with respect to the Contracts. We may make a profit or incur a loss from the mortality and expense risk charge. Any profit, including profit from the mortality and expense risk charge, may be used to finance distribution and other expenses.

Administration Charge

We will deduct an administration charge equal, on an annual basis, to 0.10% of the daily net asset value of the Variable Account attributable to your Contract. We make this deduction to reimburse Protective Life for expenses incurred in the administration of the Contract and the Variable Account. We deduct the administration charge only from the Variable Account value.

Death Benefit Fee

If you select the Maximum Anniversary Value Death Benefit we assess a death benefit fee to compensate us for the cost of providing this death benefit. We calculate the death benefit fee as of each Monthly Anniversary Date on which the fee is assessed, and we deduct it from your Contract Value on the next Valuation Day. We will deduct the death benefit fee pro-rata from the Investment Options (e.g., in the same proportion that each Investment Option has to Contract Value). The deduction of the death benefit fee will reduce your Contract Value, but it will not otherwise reduce the value of your death benefit. We collect this fee on the Valuation Date following each Monthly Anniversary Date through the Annuity Date whether or not the value of the death benefit is greater than the Contract Value on that anniversary. It is possible that a death benefit fee (or some portion thereof) could be treated for federal tax purposes as a withdrawal from the Contract. (See "Federal Tax Matters.") We do not assess the death benefit fee after the Annuity Date.

The fee is equal, on an annualized basis, to 0.20% of your annualized death benefit value measured on each Monthly Anniversary Date. The value of your Maximum Anniversary Value Death Benefit on any Monthly Anniversary Date is the greatest of (1) your Contract Value, (2) your adjusted aggregate Purchase Payments, or (3) your greatest anniversary value attained as of that day. (See DEATH BENEFIT, Maximum Anniversary Value Death Benefit for a more complete description.) For example, if on a Monthly Anniversary Date your Contract Value equals $125,000, your adjusted aggregate Purchase Payments equal $100,000, and your greatest anniversary value attained equals $120,000, the fee we deduct on that day will be based on your Contract Value of $125,000. Alternatively, if your Contract Value equals only $115,000, your adjusted aggregate Purchase Payments equal $100,000, and your greatest anniversary value attained equals $120,000, the fee we deduct on that day will be based on your greatest anniversary value attained of $120,000.

SecurePay Fee

If you elect either the SecurePay or the SecurePay FX rider, we deduct a fee for the rider that compensates us for the costs and risks we assume in providing this benefit. This SecurePay Fee is a percentage of the Benefit Base. We deduct this fee from your Contract Value on the Valuation Day that occurs after each Valuation Period containing a Monthly Anniversary Date.

The fee for the SecurePay FX rider is higher than for the basic SecurePay rider. The amount of the fee for either SecurePay rider depends on whether you purchased the rider when you purchase your Contract or later under the RightTime® option:

	Maximum	Current
Purchase of SecurePay rider at time of Contract Purchase	1.40%	0.60%
Purchase of SecurePay rider under RightTime® Option	1.40%	0.70%
Purchase of SecurePay FX rider at time of Contract Purchase	2.20%	1.00%
Purchase of SecurePay FX rider under RightTime® Option	2.20%	1.10%

We may increase the SecurePay Fee. However, we will not increase the SecurePay Fee above the maximum amounts listed in the table above. If we increase your SecurePay Fee, we will give you at least 30 days' notice prior to the increase. You may then elect not to pay the increased SecurePay Fee, and your SecurePay rider will not terminate, but your SecurePay Anniversary Value under the basic SecurePay rider or your SecurePay Highest Quarterly Value under the SecurePay FX rider will be reset to $0 and you will give up the opportunity for any future increases in the Benefit Base if your Contract Value exceeds your Benefit Base on subsequent Contract or quarterly Anniversaries, as applicable. You will continue to be assessed your current SecurePay fee. If you purchased the SecurePay FX rider, we will continue to calculate the SecurePay Roll-up Value, and will increase your Benefit Base by the amount of any increase in the SecurePay Roll-up Value for the remainder of the current Roll-up Period. See Protected Lifetime Income Benefits ("SecurePay") With RightTime® Option.

SecurePay Medical Evaluation Fee. Under either SecurePay rider, we will assess a charge for evaluating your request for an increased Annual Withdrawal Amount ("AWA") if we determine that you qualify for an increased AWA and you elect to begin taking your SecurePay Withdrawals at the increased AWA. However, if you request an increase in AWA under the SecurePay ME feature more than twice, we will deduct the charge from your current Contract Value whether or not we determine that you qualify for an increased AWA and whether or not you begin taking your SecurePay Withdrawals at the increased AWA. The current fee is $150 for Single Coverage and $300 for Joint Coverage if the AWA is increased. Although we may increase this charge, it will not be more than $300 per Covered Person. We will deduct the charge from your current Contract Value when you submit your Benefit Election Form. It is possible that this fee (or some portion thereof) could be treated for federal tax purposes as a withdrawal from the Contract. (See "Federal Tax Matters.")

Transfer Fee

Currently, there is no charge for transfers. Protective Life reserves the right, however, to charge $25 for each transfer after the first 12 transfers in any Contract Year. For the purpose of assessing the fee, we would consider each request to be one transfer, regardless of the number of Investment Options affected by the transfer in one day. We would deduct the fee from the amount being transferred.

Contract Maintenance Fee

Prior to the Annuity Date, we deduct a contract maintenance fee of $50 from the Contract Value on each Contract Anniversary, and on any day that you surrender the Contract other than the Contract Anniversary. We will deduct the contract maintenance fee from the Investment Options in the same proportion as their values are to the Contract Value. We will waive the contract maintenance fee in the event the Contract Value or the aggregate Purchase Payments reduced by surrenders equals or exceeds $75,000 on the date we are to deduct the contract maintenance fee.

Fund Expenses

The net assets of each Sub-Account of the Variable Account will reflect the investment management fees and other operating expenses the Funds incur. For each Fund, an investment manager receives a daily fee for its services. Some Funds also deduct 12b-1 fees from Fund assets. Over time these fees, which are paid out of a Fund's assets on an ongoing basis, will increase the cost of an investment in Fund shares. (See the prospectuses for the Funds for information about the Funds.)

Premium Taxes

Some states impose premium taxes at rates currently ranging up to 3.5%. If premium taxes apply to your Contract, we will deduct them from the Purchase Payment(s) when accepted or from the Contract Value upon a surrender or withdrawal, death or annuitization.

Other Taxes

Currently, no charge will be made against the Variable Account for federal, state or local taxes other than premium taxes. We reserve the right, however, to deduct a charge for taxes attributable to the operation of the Variable Account.

Other Information

We sell the Contracts through registered representatives of broker-dealers. These registered representatives are also appointed and licensed as insurance agents of Protective Life. We pay commissions and other compensation to the broker-dealers for selling the Contracts. You do not directly pay the commissions and other compensation, we do. We intend to recover commissions and other compensation, marketing, administrative and other expenses and costs of Contract benefits through the fees and charges imposed under the Contracts. See "Distribution of the Contracts" for more information about payments we make to the broker-dealers.

ANNUITY PAYMENTS

Annuity Date

On the Issue Date, the Annuity Date is the oldest Owner's or Annuitant's 95th birthday. You may elect a different Annuity Date, provided that it is no later than the oldest Owner's or Annuitant's 95th birthday. You may not choose an Annuity Date that is less than 3 years after the most recent Purchase Payment. Annuity Dates that occur or are scheduled to occur at an advanced age for the Annuitant (e.g., past age 85), may in certain circumstances have adverse income tax consequences. (See "Federal Tax Matters.") Distributions from Qualified Contracts may be required before the Annuity Date. We will terminate a SecurePay rider if in effect on the Annuity Date. (See "Protected Lifetime Income Benefits ("SecurePay") With RightTime® Option.")

Changing the Annuity Date.

The Owner may change the Annuity Date by Written Notice. The new Annuity Date must be at least 30 days after the date we receive the written request and no later than the oldest Owner's or Annuitant's 95th birthday. You may not choose a new Annuity Date that is less than 3 years after the most recent Purchase Payment.

Annuity Value

The Annuity Value is the amount we will apply to the Annuity Option you have selected. Generally the Annuity Value is your Contract Value on the Annuity Date, less any applicable fees, charges and premium tax on that date. In the circumstances described below, however, we may use an Annuity Value that is higher than the Contract Value or that includes a bonus amount.

PayStream Plus Annuitization Benefit.

(not available in New Hampshire or Utah)

If your Annuity Date is on or after your 10th Contract Anniversary and you select Annuity Option B (life income with or without a certain period) with a certain period of at least 10 years, your Annuity Value will be your Contract Value on the Annuity Date plus 2% of the Contract Value on that date, less any applicable fees, charges and premium tax.

Annuity Income Payments

On the Annuity Date, we will apply your Annuity Value to the Annuity Option you have selected to determine your annuity income payment. You may elect to receive a fixed income payment, a variable income payment, or a combination of both using the same Annuity Option and certain period.

Fixed Income Payments.

Fixed income payments are periodic payments from Protective Life to the designated Payee, the amount of which is fixed and guaranteed by Protective Life. Fixed income payments are not in any way dependent upon the investment experience of the Variable Account. Once fixed income payments have begun, they may not be surrendered.

Variable Income Payments.

Variable income payments are periodic payments from Protective Life to the designated Payee, the amount of which varies from one payment to the next as a reflection of the net investment experience of the Sub-Account(s) you select to support the payments. You may fully or partially surrender variable income payments for a commuted value if those payments are being made under Annuity Option A (payments for a certain period). Refer to Appendix B for an explanation of the commuted value calculation. You may not surrender variable income payments if those payments are being made under Annuity Option B (life income with or without a certain period).

Annuity Units.

On the Annuity Date, we will apply the Annuity Value you have allocated to variable income payments (less applicable charges and premium taxes) to the variable Annuity Option you have selected. Using an interest assumption of 5%, we will determine the dollar amount that would equal a variable income payment if a payment were made on that date. (No payment is actually made on that date.) We will then allocate that dollar amount among the Sub-Accounts you selected to support your variable income payments, and we will determine the number of Annuity Units in each of those Sub-Accounts that is credited to your Contract. We will make this determination based on the Annuity Unit values established at the close of regular trading on the New York Stock Exchange on the Annuity Date. If the Annuity Date is a day on which the New York Stock Exchange is closed, we will determine the number of Annuity Units on the next day the New York Stock Exchange is open. The number of Annuity Units attributable to each Sub-Account under a Contract generally remains constant unless there is an exchange of Annuity Units between Sub-Accounts.

Determining the Amount of Variable Income Payments.

We will determine the amount of your variable income payment no earlier than five Valuation Days before the date on which a payment is due, using values established at the close of regular trading on the New York Stock Exchange that day.

We determine the dollar amount of each variable income payment attributable to each Sub-Account by multiplying the number of Annuity Units of that Sub-Account credited to your Contract by the Annuity Unit value (described below) for that Sub-Account on the Valuation Period during which the payment is determined. The dollar value of each variable income payment is the sum of the variable income payments attributable to each Sub-Account.

The Annuity Unit value of each Sub-Account for any Valuation Period is equal to (a) multiplied by (b) divided by (c) where:

(a)  is the net investment factor for the Valuation Period for which the Annuity Unit value is being calculated;

(b)  is the Annuity Unit value for the preceding Valuation Period; and

(c)  is a daily Assumed Investment Return (AIR) factor adjusted for the number of days in the Valuation Period.

The AIR is equal to 5%.

If the net investment return of the Sub-Account for a variable income payment period is equal to the AIR during that period, the variable income payment attributable to that Sub-Account for that period will equal the payment for the prior period. To the extent that such net investment return exceeds the AIR for that period, the payment for that period will be greater than the payment for the prior period; to the extent that such net investment return falls short of the AIR for that period, the payment for that period will be less than the payment for the prior period.

Refer to Appendix B for an explanation of the variable income payment calculation.

Exchange of Annuity Units.

After the Annuity Date, you may exchange the dollar amount of a designated number of Annuity Units of a particular Sub-Account for an equivalent dollar amount of Annuity Units of another Sub-Account. On the date of the exchange, the dollar amount of a variable income payment generated from the Annuity Units of either Sub-Account would be the same. We allow only one exchange between Sub-Accounts in any calendar month, and allow no exchanges between the Guaranteed Account and the Variable Account.

Annuity Options

You may select an Annuity Option, or change your selection by Written Notice that Protective Life receives no later than 30 days before the Annuity Date. You may not change your selection of an Annuity Option less than 30 days before the Annuity Date. We will send you a notice in advance of your Annuity Date which asks you to select your Annuity Option. If you have not selected an Annuity Option within 30 days of the Annuity Date, we will apply your Annuity Value to Option B Life Income with Payments for a 10 Year Certain Period, with the Variable Account value used to purchase variable income payments and the Guaranteed Account value used to purchase fixed income payments.

You may select from among the following Annuity Options:

Option A — Payments For a Certain Period:

We will make payments for the period you select. No certain period may be longer than 30 years. Payments under this Annuity Option do not depend on the life of an Annuitant.

Option B — Life Income With Or Without A Certain Period:

Payments are based on the life of the named Annuitant(s). If you elect to include a certain period, we will make payments for the lifetime of the Annuitant(s), with payments guaranteed for the certain period you select. No certain period may be longer than 30 years. Payments stop at the end of the selected certain period or when the Annuitant(s) dies, whichever is later. We reserve the right to demand proof that the Annuitant(s) is living prior to making any payment under Option B. If no certain period is selected, no payments will be made after the death of the Annuitant(s), no matter how few or how many payments have been made. This means the

Payee will receive no annuity payments if the Annuitant(s) dies before the first scheduled payment, will receive only one payment if death occurs before the second scheduled payment, and so on.

Additional Option:

You may use the Annuity Value to purchase any annuity contract that we offer on the date you elect this option.

When selecting an Annuity Option, you should bear in mind that the amount of each payment for a certain period compared to the amount of each payment for life (either with or without a certain period) depends on the length of the certain period chosen and the life expectancy of the Annuitant(s). The longer the life expectancy, the lower the payments. Generally, the shorter the certain period chosen, the higher the payments. You also should consider that, assuming Annuitants with the same life expectancy, choosing Option B — Life Income Without a Certain Period will result in larger annuity payments than Option B — Life Income with a Certain Period (although the Payee will receive more payments under Option B — Life Income with a Certain Period if the Annuitant dies before the end of the certain period). You should consult your sales representative to discuss which Annuity Option would be most appropriate for your circumstances.

At this time Protective does not allow a "partial annuitization," i.e., we do not allow you to apply a portion of your Contract Value to an annuity option while maintaining the remaining Contract Value available for withdrawals or a surrender. However, in the future we may allow a partial annuitization subject to our then applicable rules and procedures.

Minimum Amounts

If your Annuity Value is less than $5,000 on the Annuity Date, we reserve the right to pay the Annuity Value in one lump sum. If at any time your annuity income payments are less than the minimum payment amount according to the Company's rules then in effect, we reserve the right to change the frequency to an interval that will result in a payment at least equal to the minimum.

Death of Annuitant or Owner After Annuity Date

In the event of the death of any Owner on or after the Annuity Date, the Beneficiary will become the new Owner. If any Owner or Annuitant dies on or after the Annuity Date and before all benefits under the Annuity Option you selected have been paid, we will pay any remaining portion of such benefits at least as rapidly as under the Annuity Option in effect when the Owner or Annuitant died. After the death of the Annuitant, any remaining payments shall be payable to the Beneficiary unless you specified otherwise before the Annuitant's death.

YIELDS AND TOTAL RETURNS

From time to time, Protective Life may advertise or include in sales literature yields, effective yields, and total returns for the Sub-Accounts. These figures are based on historic results and do not indicate or project future performance.

Yields, effective yields, and total returns for the Sub-Accounts are based on the investment performance of the corresponding Funds. The Funds' performance also reflects the Funds' expenses, including any 12b-1 fees. Certain of the expenses of each Fund may be reimbursed by the investment manager. (See the Prospectuses for the Funds.)

Yields

The yield of the Oppenheimer Money Fund Sub-Account refers to the annualized income generated by an investment in the Sub-Account over a specified seven-day period. The yield is calculated by assuming that the income generated for that seven-day period is generated each seven day period over a 52 week period and is shown as a percentage of the investment. The effective yield is calculated similarly but when annualized the income earned by an investment in the Sub-Account is assumed to be reinvested. The effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment.

The yield of a Sub-Account (except the Oppenheimer Money Fund Sub-Account) refers to the annualized income generated by an investment in the Sub-Account over a specified 30 day or one-month period. The yield is calculated by assuming that the income generated by the investment during that 30 day or one month period is generated each period over a 12 month period and is shown as a percentage of the investment.

Total Returns

The total return of a Sub-Account refers to return quotations assuming an investment under a Contract has been held in the Sub-Account for various periods of time including a period measured from the date the Sub-Account commenced operations. Average annual total return refers to total return quotations that are based on an average return over various periods of time.

Certain Funds have been in existence prior to the investment by the Sub-Accounts in such Funds. Protective Life may advertise and include in sales literature the performance of the Sub-Accounts that invest in these Funds for these prior periods. The performance information of any period prior to the investments by the Sub-Accounts is calculated as if the Sub-Accounts had invested in those Funds during those periods, using current charges and expenses associated with the Contract.

Standardized Average Annual Total Returns

The average annual total return quotations represent the average annual compounded rates of return that would equate an initial investment of $1,000 under a Contract to the redemption value of that investment as of the last day of each of the periods for which the quotations are provided. Average annual total return information shows the average percentage change in the value of an investment in the Sub-Account from the beginning date of the measuring period to the end of that period. This standardized version of average annual total return reflects all historical investment results, less all charges and deductions applied under the Contract but excluding any deductions for premium taxes.

When a Sub-Account has been in operation prior to the commencement of the offering of the Contract described in this prospectus, Protective Life may advertise and include in sales literature the performance of the Sub-Accounts for these prior periods. The Sub-Account performance information of any period prior to the commencement of the offering of the Contract is calculated as if the Contract had been offered during those periods, using current charges and expenses.

Until a Sub-Account (other than the Oppenheimer Money Fund Sub-Account) has been in operation for 10 years, Protective Life will always include quotes of standard average annual total return for the period measured from the date that Sub-Account began operations. When a Sub-Account (other than the Oppenheimer Money Fund Sub-Account) has been in operation for one, five and ten years, respectively, the standard version average annual total return for these periods will be provided.

Non-Standard Average Annual Total Returns

In addition to the standard version of average annual total return described above, total return performance information computed on non-standard bases may be used in advertisements or sales literature. Non-standard average annual total return information may be presented, computed on the same basis as the standard version except deductions may not include the sales charge or the contract maintenance fee or may include a different sales charge percentage. In addition, Protective Life may from time to time disclose average annual total return in other non-standard formats and cumulative total return for Contracts funded by the Sub-Accounts.

Protective Life may, from time to time, also disclose yield, standard average annual total returns, and non-standard total returns for the Funds.

Non-standard performance data will only be disclosed if the standard performance data for the periods described in "Standardized Average Annual Total Returns," above, is also disclosed.

Performance Comparisons

Protective Life may, from time to time, advertise or include in sales literature Sub-Account performance relative to certain performance rankings and indices compiled by independent organizations. In advertising and sales literature, the performance of each Sub-Account may be compared to the performance of other variable annuity issuers in general or to the performance of particular types of variable annuities investing in mutual funds, or investment portfolios of mutual funds with investment objectives similar to each of the Sub-Accounts. Lipper Analytical Services, Inc. ("Lipper"), the Variable Annuity Research Data Service ("VARDS"), and Morningstar Inc. ("Morningstar") are independent services which monitor and rank the performance of variable annuity issuers in each of the major categories of investment objectives on an industry-wide basis.

Lipper and Morningstar rankings include variable life insurance issuers as well as variable annuity issuers. VARDS rankings compare only variable annuity issuers. The performance analyses prepared by Lipper, Morningstar and VARDS each rank such issuers on the basis of total return, assuming reinvestment of distributions, but do not take sales charges, redemption fees, or certain expense deductions at the separate account level into consideration. In addition, VARDS prepares risk adjusted rankings, which consider the effects of market risk on total return performance. This type of ranking provides data as to which funds provide the highest total return within various categories of funds defined by the degree of risk inherent in their investment objectives.

Advertising and sales literature may also compare the performance of each Sub-Account to the Standard & Poor's Index of 500 Common Stocks, a widely used measure of stock performance. This unmanaged index assumes the reinvestment of dividends but does not reflect any "deduction" for the expense of operating or managing an investment portfolio. Other independent ranking services and indices may also be used as a source of performance comparison.

Other Matters

Protective Life may also report other information including the effect of tax-deferred compounding on a Sub-Account's investment returns, or returns in general, which may be illustrated by tables, graphs, or charts.

All income and capital gains derived from Sub-Account investments are reinvested and can lead to substantial long-term accumulation of assets, provided that the underlying Fund's investment experience is positive.

FEDERAL TAX MATTERS

Introduction

The following discussion of the federal income tax treatment of the Contract is not exhaustive, does not purport to cover all situations, and is not intended as tax advice. The federal income tax treatment of the Contract is unclear in certain circumstances, and you should always consult a qualified tax adviser regarding the application of law to individual circumstances. This discussion is based on the Code, Treasury Department regulations, and interpretations existing on the date of this Prospectus. These authorities, however, are subject to change by Congress, the Treasury Department, and judicial decisions.

This discussion does not address state or local tax consequences associated with the purchase of the Contract. In addition, Protective Life makes no guarantee regarding any tax treatment — federal, state or local — of any Contract or of any transaction involving a Contract.

The Company's Tax Status

Protective Life is taxed as a life insurance company under the Code. Since the operations of the Variable Account are a part of, and are taxed with, the operations of the Company, the Variable Account is not separately taxed as a "regulated investment company" under the Code. Under existing federal income tax laws, investment income and capital gains of the Variable Account are not taxed to the extent they are applied under a Contract. Protective Life does not anticipate that it will incur any federal income tax liability attributable to such income and gains of the Variable Account, and therefore does not intend to make provision for any such taxes. If

Protective Life is taxed on investment income or capital gains of the Variable Account, then Protective Life may impose a charge against the Variable Account in order to make provision for such taxes.

TAXATION OF ANNUITIES IN GENERAL

Tax Deferral During Accumulation Period

Under existing provisions of the Code, except as described below, any increase in an Owner's Contract Value is generally not taxable to the Owner until received, either in the form of annuity payments as contemplated by the Contracts, or in some other form of distribution. However, this rule applies only if:

(1)  the investments of the Variable Account are "adequately diversified" in accordance with Treasury Department regulations;

(2)  the Company, rather than the Owner, is considered the owner of the assets of the Variable Account for federal income tax purposes; and

(3)  the Owner is an individual (or an individual is treated as the Owner for tax purposes).

Diversification Requirements.

The Code and Treasury Department regulations prescribe the manner in which the investments of a segregated asset account, such as the Variable Account, are to be "adequately diversified." If the Variable Account fails to comply with these diversification standards, the Contract will not be treated as an annuity contract for federal income tax purposes and the Owner would generally be taxable currently on the excess of the Contract Value over the premiums paid for the Contract. Protective Life expects that the Variable Account, through the Funds, will comply with the diversification requirements prescribed by the Code and Treasury Department regulations.

Ownership Treatment.

In certain circumstances, variable annuity contract owners may be considered the owners, for federal income tax purposes, of the assets of a segregated asset account, such as the Variable Account, used to support their contracts. In those circumstances, income and gains from the segregated asset account would be currently includable in the contract owners' gross income. The Internal Revenue Service (the "IRS") has stated in published rulings that a variable contract owner will be considered the owner of the assets of a segregated asset account if the owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets.

The ownership rights under the Contract are similar to, but differ in certain respects from, the ownership rights described in certain IRS rulings where it was determined that contract owners were not owners of the assets of a segregated asset account (and thus not currently taxable on the income and gains). For example, the Owner of this Contract has the choice of more investment options to which to allocate purchase payments and Variable Account values than were addressed in such rulings. These differences could result in the Owner being treated as the owner of the assets of the Variable Account and thus subject to current taxation on the income and gains from those assets. In addition, the Company does not know what standards will be set forth in any further regulations or rulings which the Treasury Department or IRS may issue. Protective Life therefore reserves the right to modify the Contract as necessary to attempt to prevent Contract Owners from being considered the owners of the assets of the Variable Account. However, there is no assurance such efforts would be successful.

Nonnatural Owner.

As a general rule, Contracts held by "nonnatural persons" such as a corporation, trust or other similar entity, as opposed to a natural person, are not treated as annuity contracts for federal tax purposes. The income on such Contracts (as defined in the tax law) is taxed as ordinary income that is received or accrued by the Owner of the Contract during the taxable year. There are several exceptions to this general rule for nonnatural Owners. First, Contracts will generally be treated as held by a natural person if the nominal owner is a trust or other entity which holds the Contract as an agent for a natural person.

In addition, exceptions to the general rule for nonnatural Owners will apply with respect to:

(1)  Contracts acquired by an estate of a decedent by reason of the death of the decedent;

(2)  certain Qualified Contracts;

(3)  Contracts purchased by employers upon the termination of certain Qualified Plans;

(4)  certain Contracts used in connection with structured settlement agreements; and

(5)  Contracts purchased with a single purchase payment when the annuity starting date is no later than a year from purchase of the Contract and substantially equal periodic payments are made, not less frequently than annually, during the annuity period.

Delayed Annuity Dates.

If the Contract's Annuity Date occurs (or is scheduled to occur) at a time when the Annuitant has reached an advanced age (e.g., past age 85), it is possible that the Contract would not be treated as an annuity for federal income tax purposes. In that event, the income and gains under the Contract could be currently includable in the Owner's income.

The remainder of this discussion assumes that the Contract will be treated as an annuity contract for federal income tax purposes.

Taxation of Withdrawals and Surrenders

In the case of a withdrawal, amounts you receive are generally includable in income to the extent your Contract Value before the withdrawal exceeds your "investment in the contract." All amounts includable in income with respect to the Contract are taxed as ordinary income; no amounts are taxed at the special lower rates applicable to long term capital gains and corporate dividends. Amounts received under an automatic withdrawal plan are treated as withdrawals. In the case of a surrender, amounts received are includable in income to the extent they exceed the "investment in the contract." For these purposes, the "investment in the contract" at any time equals the total of the Purchase Payments made under the Contract to that time (to the extent such payments were neither deductible when made nor excludable from income as, for example, in the case of certain contributions to Qualified Contracts) less any amounts previously received from the Contract which were not includable in income.

Withdrawals and surrenders may be subject to a 10% penalty tax. (See "Penalty Tax on Premature Distributions.") Withdrawals and surrenders may also be subject to federal income tax withholding requirements. (See "Federal Income Tax Withholding.")

As described elsewhere in this Prospectus, the Company assesses a fee with respect to the Maximum Anniversary Value death benefit — a death benefit-based fee. The Company also assesses a fee for determining whether it will allow an increased annual amount of SecurePay Withdrawals for certain medical conditions. It is possible that these fees (or some portion thereof) could be treated for federal tax purposes as a withdrawal from the Contract.

Taxation of Annuity Payments

Normally, the portion of each annuity income payment taxable as ordinary income equals the excess of the payment over the exclusion amount. In the case of variable income payments, the exclusion amount is the "investment in the contract" (defined above) you allocate to the variable Annuity Option when payments begin, adjusted for any period certain or refund feature, divided by the number of payments expected (as determined by Treasury Department regulations which take into account the Annuitant's life expectancy and the form of annuity benefit selected). In the case of fixed income payments, the exclusion amount is determined by multiplying (1) the payment by (2) the ratio of the investment in the contract you allocate to the fixed Annuity Option, adjusted for any period certain or refund feature, to the total expected amount of annuity income payments for the term of the Contract (determined under Treasury Department regulations).

Once the total amount of the investment in the contract is excluded using the above formulas, annuity income payments will be fully taxable. If annuity income payments cease because of the death of the Annuitant and before the total amount of the investment in the contract is recovered, the unrecovered amount generally will be allowed as a deduction.

There may be special income tax issues present in situations where the Owner and the Annuitant are not the same person and are not married to one another within the meaning of federal law. You should consult a tax advisor in those situations.

Annuity income payments may be subject to federal income tax withholding requirements. (See "Federal Income Tax Withholding.")

Tax Consequences of the Optional SecurePay Riders

Withdrawals, pledges, or gifts. In general, SecurePay Withdrawals are treated for tax purposes as withdrawals. As described elsewhere, in the case of a withdrawal, an assignment or pledge of any portion of a Contract, or a transfer of the Contract without adequate consideration, the Owner will be required to include in income an amount determined by reference to the excess of his or her Contract Value ("cash surrender value" in the case of a transfer without adequate consideration) over the "investment in the contract" at the time of the transaction. If you purchase a SecurePay rider, the IRS may determine that the income in connection with such transactions should be determined by reference to the excess of the greater of (1) the AWA or (2) the Contract Value ("cash surrender value" in the case of a transfer without adequate consideration) over the "investment in the contract."

Annuity Payments. If the oldest Owner's or Annuitant's 95th birthday occurs while a SecurePay rider is in effect, and we provide monthly payments equal to the greater of (1) the AWA divided by 12, and (2) payments under a life annuity with a 10 year certain period, we will treat such monthly payments as annuity income payments. Also, if the Contract Value is reduced to zero due to the deduction of fees and charges or a SecurePay Withdrawal, we will treat periodic payments made on or after the Annuity Date established under the SecurePay settlement as annuity income payments. As described above, annuity income payments are includable in gross income to the extent they exceed the exclusion amount. Once the total amount of the investment in the contract is excluded from income, annuity income payments will be fully taxable. It is possible that the total amount of the investment in the contract will be excluded from income as a result of withdrawals taken prior to the Annuity Date established under the SecurePay settlement, in which case all payments made on or after that date will be fully includable in income.

SecurePay NH. The proper characterization for federal income tax purposes of the SecurePay NH benefit is unclear. We believe that the increased AWA payable because of confinement in a nursing home will be treated as a taxable payment under your annuity contract (as described above) and will not be excludable from your income as a payment under a long term care insurance contract. It is possible that the IRS could determine that the SecurePay NH benefit provides a form of long term care insurance coverage. In that event, (1) you could be treated as in receipt of some amount of income attributable to the value of the benefit even though you have not received a payment from your Contract, and (2) the amount of income attributable to AWA payments could differ from the amounts described above.

Taxation of Death Benefit Proceeds

Prior to the Annuity Date, we may distribute amounts from a Contract because of the death of an Owner or, in certain circumstances, the death of the Annuitant. Such death benefit proceeds are includable in income as follows:

(1)  if distributed in a lump sum, they are taxed in the same manner as a surrender, as described above; or

(2)  if distributed under an Annuity Option, they are taxed in the same manner as annuity income payments, as described above.

After the Annuity Date, if a guaranteed period exists under a life income Annuity Option and the Annuitant dies before the end of that period, payments we make to the Beneficiary for the remainder of that period are includable in income as follows:

(1)  if received in a lump sum, they are included in income to the extent that they exceed the unrecovered investment in the contract at that time; or

(2)  if distributed in accordance with the existing Annuity Option selected, they are fully excluded from income until the remaining investment in the contract is deemed to be recovered, and all annuity income payments thereafter are fully includable in income.

Proceeds payable on death may be subject to federal income tax withholding requirements. (See "Federal Income Tax Withholding.")

Assignments, Pledges, and Gratuitous Transfers

Other than in the case of Qualified Contracts (which generally cannot be assigned or pledged), any assignment or pledge of (or agreement to assign or pledge) any portion of the Contract Value is treated for federal income tax purposes as a surrender of such amount or portion. The investment in the contract is increased by the amount includable as income with respect to such assignment or pledge, though it is not affected by any other aspect of the assignment or pledge (including its release). If an Owner transfers a Contract without adequate consideration to a person other than the Owner's spouse (or to a former spouse incident to divorce), the Owner will be required to include in income the difference between the "cash surrender value" and the investment in the contract at the time of transfer. In such case, the transferee's "investment in the contract" will increase to reflect the increase in the transferor's income. The exceptions for transfers to the Owner's spouse (or to a former spouse) are limited to individuals that are treated as spouses under federal law.

Penalty Tax on Premature Distributions

Where we have not issued the Contract in connection with a Qualified Plan, there generally is a 10% penalty tax on the amount of any payment from the Contract that is includable in income unless the payment is:

(a)  received on or after the Owner reaches age 59 1/2;

(b)  attributable to the Owner's becoming disabled (as defined in the tax law);

(c)  made on or after the death of the Owner or, if the Owner is not an individual, on or after the death of the primary annuitant (as defined in the tax law);

(d)  made as part of a series of substantially equal periodic payments (not less frequently than annually) for the life (or life expectancy) of the Owner or the joint lives (or joint life expectancies) of the Owner and a designated beneficiary (as defined in the tax law); or

(e)  made under a Contract purchased with a single Purchase Payment when the annuity starting date is no later than a year from purchase of the Contract and substantially equal periodic payments are made, not less frequently than annually, during the annuity period.

Certain other exceptions to the 10% penalty tax not described herein also may apply. (Similar rules, discussed below, apply in the case of certain Qualified Contracts.)

Aggregation of Contracts

In certain circumstances, the IRS may determine the amount of an annuity income payment or a surrender from a Contract that is includable in income by combining some or all of the annuity contracts a person owns that were not issued in connection with Qualified Plans. For example, if a person purchases a Contract offered by this Prospectus and also purchases at approximately the same time an immediate annuity issued by Protective Life, the IRS may treat the two contracts as one contract. In addition, if a person purchases two or more deferred annuity contracts from the same insurance company (or its affiliates) during any calendar year, all such contracts will be treated as one contract for purposes of determining whether any payment that was not received as an annuity (including surrenders prior to the Annuity Date) is includable in income. The effects of such aggregation are not always clear; however, it could affect the amount of a surrender or an annuity payment that is taxable and the amount which might be subject to the 10% penalty tax described above.

Exchanges of Annuity Contracts

We may issue the Contract in exchange for all or part of another annuity contract that you own. Such an exchange will be tax free if certain requirements are satisfied. If you exchange all of another annuity contract and the exchange is tax free, your investment in the Contract immediately after the exchange will generally be the same as that of the annuity contract exchanged, increased by any additional Purchase Payment made as part of the exchange. Your Contract Value immediately after the exchange may exceed your investment in the Contract. That excess may be includable in income should amounts subsequently be withdrawn or distributed from the Contract (e.g., as a withdrawal, surrender, annuity income payment, or death benefit). If you exchange part of an existing contract for the Contract, and within 180 days of the exchange you receive a payment other than an annuity payment (e.g., you make a withdrawal) from either contract, the exchange may not be treated as a tax free exchange. Rather, some or all of the amount exchanged into the Contract could be includible in your income and subject to a 10% penalty tax.

You should consult your tax advisor in connection with an exchange of all or part of an annuity contract for the Contract, especially if you may make a withdrawal from either contract within 12 months after the exchange.

Medicare Hospital Insurance Tax on Certain Distributions

Effective for tax years beginning after December 31, 2012, a new Medicare hospital insurance tax of 3.8% will apply to some types of investment income, including certain amounts distributed from nonqualified annuities. This new tax only applies to taxpayers with "modified adjusted gross income" above $250,000 in the case of married couples filing jointly, $125,000 in the case of married couples filing separately, and $200,000 for all others. For more information regarding this tax and whether it may apply to you, please consult your tax advisor.

Loss of Interest Deduction Where Contract Is Held By or For the Benefit of Certain Nonnatural Persons

In the case of Contracts issued after June 8, 1997, to a nonnatural taxpayer (such as a corporation or a trust), or held for the benefit of such an entity, that entity's general interest deduction under the Code may be limited. More specifically, a portion of its otherwise deductible interest may not be deductible by the entity, regardless of whether the interest relates to debt used to purchase or carry the Contract. However, this interest deduction disallowance does not affect Contracts where the income on such Contracts is treated as ordinary income that the Owner received or accrued during the taxable year. Entities that are considering purchasing the Contract, or entities that will be Beneficiaries under a Contract, should consult a tax adviser.

QUALIFIED RETIREMENT PLANS

In General

The Contracts are also designed for use in connection with certain types of retirement plans which receive favorable treatment under the Internal Revenue Code. Those who are considering the purchase of a Contract for use in connection with a Qualified Plan should consider, in evaluating the suitability of the Contract, that the Contract requires a minimum initial Purchase Payment of at least $10,000. Numerous special tax rules apply to the participants in Qualified Plans and to Contracts used in connection with Qualified Plans. Therefore, we make no attempt in this prospectus to provide more than general information about use of the Contract with the various types of Qualified Plans. State income tax rules applicable to Qualified Plans and Qualified Contracts often differ from federal income tax rules, and this prospectus does not describe any of these differences. Those who intend to use the Contract in connection with Qualified Plans should seek competent advice.

The tax rules applicable to Qualified Plans vary according to the type of plan and the terms and conditions of the plan itself. For example, for surrenders, automatic withdrawals, withdrawals, and annuity income payments under Qualified Contracts, there may be no "investment in the contract" and the total amount received may be taxable. Both the amount of the contribution that you and/or your employer may make, and the tax deduction or exclusion that you and/or your employer may claim for such contribution, are limited under Qualified Plans.

If you use this Contract in connection with a Qualified Plan, the Owner and Annuitant generally must be the same individual and generally may not be changed. Additionally, for Contracts issued in connection with Qualified Plans subject to the Employee Retirement Income Security Act ("ERISA"), the spouse or former spouse of the Owner will have rights in the Contract. In such a case, the Owner may need the consent of the spouse or former spouse to change annuity options, to elect a automatic withdrawal option, or to make a withdrawal or surrender of the Contract.

In the case of Qualified Contracts, special rules apply to the time at which distributions must commence and the form in which the distributions must be paid. For example, the length of any guarantee period may be limited in some circumstances to satisfy certain minimum distribution requirements under the Code. Furthermore, failure to comply with minimum distribution requirements applicable to Qualified Plans will result in the imposition of an excise tax. This excise tax generally equals 50% of the amount by which a minimum required distribution exceeds the actual distribution from the Qualified Plan. In the case of Individual Retirement Accounts or Annuities (IRAs), distributions of minimum amounts (as specified in the tax law) must generally commence by April 1 of the calendar year following the calendar year in which the Owner attains age 70 1/2. In the case of certain other Qualified Plans, distributions of such minimum amounts must generally commence by the later of this date or April 1 of the calendar year following the calendar year in which the employee retires. The death benefit under your Contract, as well as the PayStream Plus annuitization benefit, the benefits under the SecurePay riders, and certain other benefits that the IRS may characterize as "other benefits" for purposes of the regulations under Code Section 401(a)(9), may increase the amount of the minimum required distribution that must be taken from your Contract.

There may be a 10% penalty tax on the taxable amount of payments from certain Qualified Contracts. There are exceptions to this penalty tax which vary depending on the type of Qualified Plan. In the case of an IRA, exceptions provide that the penalty tax does not apply to a payment:

(a)  received on or after the date the Owner reaches age 59 1/2;

(b)  received on or after the Owner's death or because of the Owner's disability (as defined in the tax law); or

(c)  made as part of a series of substantially equal periodic payments (not less frequently than annually) for the life (or life expectancy) of the Owner or for the joint lives (or joint life expectancies) of the Owner and his designated beneficiary (as defined in the tax law).

These exceptions generally apply to taxable distributions from other Qualified Plans (although, in the case of plans qualified under section 401, exception "c" above for substantially equal periodic payments applies only if the Owner has separated from service). In addition, the penalty tax does not apply to certain distributions from IRAs which are used for qualified first time home purchases or for higher education expenses. You must meet special conditions to be eligible for these two exceptions to the penalty tax. Those wishing to take a distribution from an IRA for these purposes should consult their tax advisor. Certain other exceptions to the 10% penalty tax not described herein also may apply.

When issued in connection with a Qualified Plan, we will amend a Contract as generally necessary to conform to the requirements of the plan. However, Owners, Annuitants, and Beneficiaries are cautioned that the rights of any person to any benefits under Qualified Plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the Contract. In addition, the Company shall not be bound by terms and conditions of Qualified Plans to the extent such terms and conditions contradict the Contract, unless the Company consents.

Following are brief descriptions of various types of Qualified Plans in connection with which the Company may issue a Contract.

Individual Retirement Accounts and Annuities.

Section 408 of the Code permits eligible individuals to contribute to an individual retirement program known as an IRA. IRAs are subject to limits on the amounts that may be contributed and deducted on the persons who may be eligible and on the time when distributions must commence. Also, subject to the direct rollover and mandatory withholding requirements (discussed below), you may "roll over" distributions from certain Qualified Plans on a tax-deferred basis into an IRA.

However, you may not use the Contract in connection with a "Coverdell Education Savings Account" (formerly known as an "Education IRA") under Section 530 of the Code, a "Simplified Employee Pension" under Section 408(k) of the Code, or a "Simple IRA" under Section 408(p) of the Code.

Roth IRAs.

Section 408A of the Code permits eligible individuals to contribute to a type of IRA known as a "Roth IRA." Roth IRAs are generally subject to the same rules as non-Roth IRAs, but differ in several respects. Among the differences is that, although contributions to a Roth IRA are not deductible, "qualified distributions" from a Roth IRA will be excludable from income.

A qualified distribution is a distribution that satisfies two requirements. First, the distribution must be made in a taxable year that is at least five years after the first taxable year for which a contribution to any Roth IRA established for the Owner was made. Second, the distribution must be either (1) made after the Owner attains the age of 59 1/2; (2) made after the Owner's death; (3) attributable to the Owner being disabled; or (4) a qualified first-time homebuyer distribution within the meaning of Section 72(t)(2)(F) of the Code. In addition, distributions from Roth IRAs need not commence when the Owner attains age 70 1/2. A Roth IRA may accept a "qualified rollover contribution" from (1) a non-Roth IRA, (2) a "designated Roth account" maintained under a Qualified Plan, and (3) certain Qualified Plans of eligible individuals. Special rules apply to rollovers from Qualified Plans and from designated Roth accounts under Qualified Plans. You should seek competent advice before making such a rollover.

Corporate and Self-Employed ("H.R. 10" and "Keogh") Pension and Profit-Sharing Plans.

Section 401(a) of the Code permits corporate employers to establish various types of tax-favored retirement plans for employees. The Self-Employed Individuals' Tax Retirement Act of 1962, as amended, commonly referred to as "H.R. 10" or "Keogh," permits self-employed individuals also to establish such tax-favored retirement plans for themselves and their employees. Such retirement plans may permit the purchase of the Contract in order to provide benefits under the plans.

Corporate and self-employed pension and profit sharing plans are also subject to nondiscrimination rules. The nondiscrimination rules generally require that benefits, rights or features of the plan not discriminate in favor of highly compensated employees. In that regard, the Contract requires a minimum initial Purchase Payment of at least $10,000. In addition, each Purchase Payment is subject to a fee, which is a percentage of the cumulative Purchase Payments. The percentage decreases as the cumulative Purchase Payments increase. In evaluating whether the Contract is suitable for purchase in connection with such a plan, you should consider the effect the minimum initial Purchase Payment and sales charge have on the plan's compliance with applicable nondiscrimination requirements. Violation of these rules can cause loss of the plan's tax favored status under the Code. Employers intending to use the Contract in connection with such plans should seek competent advice.

Deferred Compensation Plans of State and Local Governments and Tax-Exempt Organizations.

Section 457 of the Code permits employees of state and local governments and tax-exempt organizations to defer a portion of their compensation without paying current taxes. The employees must be participants in an eligible deferred compensation plan. Generally, a Contract purchased by a state or local government or a tax-exempt organization will not be treated as an annuity contract for federal income tax purposes. The Contract will be issued in connection with a Section 457 deferred compensation plan sponsored by a state or local government only if the plan has established a trust to hold plan assets, including the Contract.

SecurePay

Protective offers for an additional charge two SecurePay riders, which are protected lifetime income benefit riders. As noted above, Qualified Plans are subject to numerous special requirements and there is no authoritative guidance from the IRS on the effects on a Qualified Plan of the purchase of a protected lifetime income benefit such as the SecurePay riders. Plan fiduciaries should consult a tax advisor before purchasing a Qualified Contract with a SecurePay rider because the purchase of a SecurePay rider could affect the qualification of the Contract and/or the Qualified Plan associated with the Contract. For example, certain types of Qualified Plans, such as a profit sharing plan under section 401(a) of the Code, must comply with certain qualified joint and survivor annuity rules ("QJSA rules") if a participant elects to receive a life annuity. The manner in which the QJSA rules apply to the SecurePay riders is unclear. For example, it is unclear whether an election to receive benefits under a SecurePay rider could be viewed as the election of a life annuity triggering certain spousal consent requirements. Noncompliance with the QJSA rules could affect the qualification of the Qualified Plan associated with the Contract. There may be other aspects of the SecurePay riders that could affect a Qualified Plan's tax status which are not discussed here.

When a SecurePay rider is purchased, one of the benefits available is the SecurePay NH benefit. The proper characterization for federal income tax purposes of the SecurePay NH benefit is unclear. We believe the better characterization of the SecurePay NH benefit is that it is an annuity benefit and the increased AWA payments made under the SecurePay NH benefit are payments from your annuity. However, it is possible that the IRS could determine that the SecurePay NH benefit provides a form of long term care insurance coverage or some other type of "incidental benefit." The tax consequences of such a characterization are uncertain, but it could affect the qualification of the Contract and/or the Qualified Plan associated with the Contract.

Direct Rollovers

If your Contract is used in connection with a pension, profit-sharing, or annuity plan qualified under Sections 401(a) or 403(a) of the Code, or is used with an eligible deferred compensation plan that has a government sponsor and that is qualified under Section 457(b) of the Code, any "eligible rollover distribution" from the Contract will be subject to direct rollover and mandatory withholding requirements. An eligible rollover distribution generally is any taxable distribution from a qualified pension plan under Section 401(a) of the Code, qualified annuity plan under Section 403(a) of the Code, or an eligible Section 457(b) deferred compensation plan that has a government sponsor, excluding certain amounts (such as minimum distributions required under Section 401(a)(9) of the Code, distributions which are part of a "series of substantially equal periodic payments" made for life or a specified period of 10 years or more, or hardship distributions as defined in the tax law).

Under these requirements, federal income tax equal to 20% of the eligible rollover distribution will be withheld from the amount of the distribution. Unlike withholding on certain other amounts distributed from the Contract, discussed below, you cannot elect out of withholding with respect to an eligible rollover distribution. However, this 20% withholding will not apply if, instead of receiving the eligible rollover distribution, you elect to have it directly transferred to certain Qualified Plans (such as an IRA). Prior to receiving an eligible rollover distribution, you will receive a notice (from the plan administrator or the Company) explaining generally the direct rollover and mandatory withholding requirements and how to avoid the 20% withholding by electing a direct transfer.

FEDERAL INCOME TAX WITHHOLDING

Protective Life will withhold and remit to the federal government a part of the taxable portion of each distribution made under a Contract unless the distributee notifies Protective Life at or before the time of the distribution that he or she elects not to have any amounts withheld. In certain circumstances, Protective Life may be required to withhold tax. The withholding rates applicable to the taxable portion of periodic annuity payments (other than eligible rollover distributions) are the same as the withholding rates generally applicable to payments of wages. In addition, a 10% withholding rate applies to the taxable portion of non-periodic payments (including surrenders prior to the Annuity Date) and conversions of, or rollovers from, non-Roth IRAs and Qualified Plans to Roth IRAs. Regardless of whether you elect not to have federal income tax withheld, you are still liable for payment of federal income tax on the taxable portion of the payment. As discussed above, the withholding rate applicable to eligible rollover distributions is 20%.

GENERAL MATTERS

Error in Age or Gender

When a benefit of the Contract is contingent upon any person's age or gender, we may require proof of such. We may suspend payments until we receive proof. When we receive satisfactory proof, we will make the payments which were due during the period of suspension. Where the use of unisex mortality rates is required, we will not determine or adjust benefits based upon gender.

If after we receive proof of age and gender (where applicable), we determine that the information you furnished was not correct, we will adjust any benefit under this Contract to that which would be payable based upon the correct information. If we have underpaid a benefit because of the error, we will make up the underpayment in a lump sum. If the error resulted in an overpayment, we will deduct the amount of the overpayment from any current or future payment due under the Contract. We will deduct up to the full amount of any current or future payment until the overpayment has been fully repaid. Underpayments and overpayments will bear interest at an annual effective interest rate of 3% when permitted by the state of issue.

Incontestability

We will not contest the Contract.

Non-Participation

The Contract is not eligible for dividends and will not participate in Protective Life's surplus or profits.

Assignment or Transfer of a Contract

You have the right to assign or transfer a Contract if it is permitted by law. Generally, you do not have the right to assign or transfer a Qualified Contract. We do not assume responsibility for any assignment or transfer. Any claim made under an assignment or transfer is subject to proof of the nature and extent of the assignee's or transferee's interest before we make a payment. Assignments and transfers have federal income tax consequences. An assignment or transfer may result in the Owner recognizing taxable income. (See "Taxation of Annuities in General, Assignments, Pledges and Gratuitous Transfers" in the prospectus.)

Notice

All instructions and requests to change or assign the Contract must be in writing in a form acceptable to us, signed by the Owner(s), and received at our administrative office. The instruction, change or assignment will relate back to and take effect on the date it was signed, except we will not be responsible for following any instruction or making any change or assignment before we receive it.

Modification

No one is authorized to modify or waive any term or provision of this Contract unless we agree to the modification or waiver in writing and it is signed by our President, Vice-President or Secretary. We reserve the right to change or modify the provisions of this Contract to conform to any applicable laws, rules or regulations issued by a government agency, or to assure continued qualification of the Contract as an annuity contract under the Code. We will send you a copy of the endorsement that modifies the Contract, and where required we will obtain all necessary approvals, including that of the Owner(s).

Reports

At least annually prior to the Annuity Date, we will send to you at the address contained in our records a report showing the current Contract Value and any other information required by law.

Settlement

Benefits due under this Contract are payable from our administrative office. You may apply the settlement proceeds to any payout option we offer for such payments at the time you make the election. Unless directed otherwise in writing, we will make payments according to the Owner's instructions as contained in our records at the time we make the payment. We shall be discharged from all liability for payment to the extent of any payments we make.

Receipt of Payment

If any Owner, Annuitant, Beneficiary or Payee is incapable of giving a valid receipt for any payment, we may make such payment to whomever has legally assumed his or her care and principal support. Any such payment shall fully discharge us to the extent of that payment.

Protection of Proceeds

To the extent permitted by law and except as provided by an assignment, no benefits payable under this Contract will be subject to the claims of creditors.

Minimum Values

The values available under the Contract are at least equal to the minimum values required in the state where the Contract is delivered.

Application of Law

The provisions of the Contract are to be interpreted in accordance with the laws of the state where the Contract is delivered, with the Code and with applicable regulations.

No Default

The Contract will not be in default if subsequent Purchase Payments are not made.

DISTRIBUTION OF THE CONTRACTS

We have entered into an agreement with Investment Distributors, Inc. ("IDI") under which IDI has agreed to distribute the Contracts on a "best efforts" basis. Under the agreement, IDI serves as principal underwriter (as defined under Federal securities laws and regulations) for the Contracts. IDI is a Tennessee corporation and was established in 1993. IDI, a wholly-owned subsidiary of PLC, is an affiliate of and shares the same address as Protective Life. IDI is registered with the SEC under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA").

IDI does not sell Contracts directly to purchasers. IDI, together with Protective Life, enters into distribution agreements with other broker-dealers, including ProEquities, Inc., an affiliate of Protective Life and IDI, (collectively, "Selling Broker-Dealers") for the sale of the Contracts. Registered representatives of the Selling Broker-Dealers sell the Contracts directly to purchasers. Registered representatives of the Selling Broker-Dealers must be licensed as insurance agents by applicable state insurance authorities and appointed as agents of Protective Life in order to sell the Contracts.

We pay commissions and additional asset-based compensation to Selling Broker-Dealers through IDI. IDI does not retain any commission payment or other amounts as principal underwriter for the Contracts. However, we may pay some or all of IDI's operating and other expenses.

We paid the following aggregate dollar amounts to IDI in commissions and additional asset-based compensation relating to sales of our variable annuity contracts, including the Contracts. IDI did not retain any of these amounts.

Fiscal Year Ended	Amount Paid to IDI
December 31, 2009	$40,038,488
December 31, 2010	$85,597,944
December 31, 2011	$_________

We offer the Contract on a continuous basis. While we anticipate continuing to offer the Contracts, we reserve the right to discontinue the offering at any time.

Selling Broker-Dealers

We pay commissions and may provide some form of non-cash compensation to all Selling Broker-Dealers in connection with the promotion and sale of the Contracts. A portion of any payments made to Selling Broker-Dealers may be passed on to their registered representatives in accordance with their internal compensation programs. We may use any of our corporate assets to pay commissions and other costs of distributing the Contracts, including any profit from the mortality and expense risk charge or other fees and charges imposed under the Contracts. Commissions and other incentives or payments described below are not charged directly to Contract owners or the Variable Account. We intend to recoup commissions and other sales expenses through fees and charges deducted under the Contracts or from our general account.

Compensation Paid to All Selling Broker-Dealers. We pay commissions as a percentage of initial and subsequent Purchase Payments at the time we receive them, as a percentage of Contract Value on an ongoing basis, or a combination of both. While the amount and timing of commissions may vary depending on the distribution agreement, we do not expect them to exceed 8% of any Purchase Payment (if compensation is paid as a percentage of Purchase Payments) and/or 1.0% annually of average Contract Value (if compensation is paid as a percentage of Contract Value). In the normal course of business, we may also provide non-cash compensation in connection with the promotion of the Contracts, including conferences and seminars (including travel, lodging and meals in connection therewith), and items of relatively small value, such as promotional gifts, meals, or tickets to sporting or entertainment events.

The registered representative who sells you the Contract typically receives a portion of the compensation we pay to his or her Selling Broker-Dealer, depending on the agreement between the Selling Broker-Dealer and your registered representative and the Selling Broker-Dealer's internal compensation program. These programs may include other types of cash and non-cash compensation and other benefits. If you would like information about what your registered representative and the Selling Broker-Dealer for whom he or she works may receive in connection with your purchase of a Contract, please ask your registered representative.

Additional Compensation Paid to Selected Selling Broker-Dealers. In addition to ordinary commissions and non-cash compensation, we may pay additional asset-based compensation to selected Selling Broker-Dealers. These payments are made through IDI. These payments may be (1) additional amounts as a percentage of purchase payments and/or premiums we receive on our variable insurance products (including the Contracts), and (2) additional "trail" commissions, which are periodic payments as a percentage of the contract and policy values or variable account values of our variable insurance products (including Contract Values and Variable Account values of the Contracts). Some or all of these additional asset-based compensation payments may be conditioned upon the Selling Broker-Dealer producing a specified amount of new purchase payments and/or premiums (including Purchase Payments for the Contracts) and/or maintaining a specified amount of contract and policy value (including Contract Values of the Contracts) with us.

The Selling Broker-Dealers to whom we pay additional asset-based compensation may provide preferential treatment with respect to our products (including the Contracts) in their marketing programs. Preferential treatment of our products by a Selling Broker-Dealer may include any or all of the following: (1) enhanced marketing of our products over non-preferred products; (2) increased access to the Selling Broker-Dealer's registered representatives; and (3) payment of higher compensation to registered representatives for selling our products (including the Contracts) than for selling non-preferred products.

In 2011, we paid additional asset-based compensation to the Selling Broker-Dealers Edward Jones, UBS, Allstate, ProEquities, Essex, AIG Advisor Group, LPL Financial and Raymond James in connection with the sale of our variable insurance products (including the Contracts). Some of these payments were substantial.

These additional asset-based compensation arrangements are not offered to all Selling Broker-Dealers. These arrangements are designed to specially encourage the sale of our products (and/or our affiliates' products) by such Selling Broker-Dealers. The prospect of receiving, or the receipt of, additional asset-based compensation may provide Selling Broker-Dealers and/or their registered representatives with an incentive to favor sales of our variable insurance products (including the Contracts) over other variable insurance products (or other investments) with respect to which a Selling Broker-Dealer does not receive additional compensation, or receives lower levels of additional compensation. You may wish to take such payment arrangements into account when considering and evaluating any recommendation relating to the Contracts. If you would like information about what your registered representative and the Selling Broker-Dealer for whom he or she works may receive in connection with your purchase of a Contract, please ask your registered representative.

We may also pay to selected Selling Broker-Dealers, including those listed above as well as others, additional compensation in the form of (1) payments for participation in meetings and conferences that include presentations about our products (including the Contracts), and (2) payments to help defray the costs of sales conferences and educational seminars for the Selling Broker-Dealers' registered representatives.

Arrangements with Affiliated Selling Broker-Dealer. In addition to the ordinary commissions and non-cash compensation that we pay to all Selling Broker-Dealers, including ProEquities, Inc., we or our parent company, Protective Life Corporation, pay some of the operating and other expenses of ProEquities, Inc., such as paid-in-capital and certain overhead expenses. Additionally, employees of ProEquities, Inc. may be eligible to participate in various employee benefit plans offered by Protective Life Corporation.

Inquiries

You may make inquiries regarding a Contract by writing to Protective Life at its administrative office.

CEFLI

Protective Life Insurance Company is a member of the Compliance & Ethics Forum for Life Insurers ("CEFLI"), and as such may include the CEFLI logo and information about CEFLI membership in its advertisements. Companies that belong to CEFLI subscribe to a set of ethical standards covering the various aspects of sales and service for individually sold life insurance and annuities.

LEGAL PROCEEDINGS

Protective Life and its subsidiaries, like other insurance companies, in the ordinary course of business are involved in some class action and other lawsuits, or alternatively in arbitration. In some class action and other lawsuits involving insurance companies, substantial damages have been sought and material settlement payments have been made. Although the outcome of any litigation or arbitration cannot be predicted, Protective Life believes that at the present time there are no pending or threatened lawsuits that are reasonably likely to have a material adverse impact on IDI's, Protective Life's or the Variable Account's financial position.

VOTING RIGHTS

In accordance with its view of applicable law, Protective Life will vote the Fund shares held in the Variable Account at special shareholder meetings of the Funds in accordance with instructions received from persons having voting interests in the corresponding Sub-Accounts. If, however, the 1940 Act or any regulation thereunder should be amended, or if the present interpretation thereof should change, or Protective Life determines that it is allowed to vote such shares in its own right, it may elect to do so.

The number of votes available to an Owner will be calculated separately for each Sub-Account of the Variable Account, and may include fractional votes. The number of votes attributable to a Sub-Account will be determined by applying an Owner's percentage interest, if any, in a particular Sub-Account to the total number of votes attributable to that Sub-Account. An Owner holds a voting interest in each Sub-Account to which that Owner has allocated Accumulation Units or Annuity Units. Before the Annuity Date, the Owner's percentage interest, if any, will be percentage of the dollar value of Accumulation Units allocated for his or her Contract to the total dollar value of that Sub-Account. On or after the Annuity Date, the Owner's percentage interest, if any, will be percentage of the dollar value of the liability for future variable income payments to be paid from the Sub-Account to the total dollar value of that Sub-Account. The liability for future payments is calculated on the basis of the mortality assumptions, (if any), the Assumed Investment Return and the Annuity Unit Value of that Sub-Account. Generally, as variable income payments are made to the payee, the liability for future payments decreases as does the number of votes.

The number of votes which are available to the Owner will be determined as of the date coincident with the date established by the Fund for determining shareholders eligible to vote at the relevant meeting of that Fund. Voting instructions will be solicited by written communication prior to such meeting in accordance with procedures established by the Fund.

It is important that each Owner provide voting instructions to Protective Life because shares as to which no timely instructions are received and shares held by Protective Life in a Sub-Account as to which no Owner has a beneficial interest will be voted in proportion to the voting instructions which are received with respect to all Contracts participating in that Sub-Account. As a result, a small number of Owners may control the outcome of a vote. Voting instructions to abstain on any item to be voted upon will be applied to reduce the votes eligible to be cast on that item.

Protective Life will send or make available to each person having a voting interest in a Sub-Account proxy materials, reports, and other material relating to the appropriate Fund.

FINANCIAL STATEMENTS

The audited statement of assets and liabilities of The Protective Variable Annuity Separate Account as of December 31, 2011 and the related statement of operations for the year then ended and the statement of changes in net assets for the years ended December 31, 2011 and 2010 as well as the Report of Independent Registered Public Accounting Firm are contained in the Statement of Additional Information.

The audited consolidated balance sheets for Protective Life as of December 31, 2011 and 2010 and the related consolidated statements of income, share-owner's equity, and cash flows for the three years in the period ended December 31, 2011 and the related financial statement schedules as well as the Report of Independent Registered Public Accounting Firm are contained in the Statement of Additional Information.

STATEMENT OF ADDITIONAL INFORMATION

TABLE OF CONTENTS

Page
SAFEKEEPING OF ACCOUNT ASSETS	1

STATE REGULATION	1

RECORDS AND REPORTS	1

LEGAL MATTERS	1

EXPERTS	1

OTHER INFORMATION	2

FINANCIAL STATEMENTS	2

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APPENDIX A

DEATH BENEFIT CALCULATION EXAMPLES

The purpose of the following examples is to illustrate the Return of Purchase Payments and Maximum Anniversary Value Death Benefits when the basic SecurePay rider has been elected and when no SecurePay rider has been elected. Each example is based on hypothetical Contract Values and transactions and assumes hypothetical positive and negative investment performance of the Variable Account. The examples do not reflect the deduction of fees and charges. The examples are not representative of past or future performance and are not intended to project or predict future investment results. There is, of course, no assurance that the Variable Account will experience positive investment performance. Actual results may be higher or lower.

Example of Death Benefit Calculation — Return of Purchase Payments Death Benefit When Owning the Basic SecurePay Rider

Assumptions:

•  Owner is 60 years old on the Issue Date (1/1/2010)

•  Selected Return of Purchase Payments Death Benefit at the time of Contract purchase

•  Purchased the basic SecurePay Rider at the time of Contract purchase

•  Elected Single Life Coverage under the SecurePay Rider

•  Set the Benefit Election Date on 11/30/2014 and began taking SecurePay Withdrawals

•  Owner passed away on 7/1/2015

Transaction Date	Transaction Type	Hypothetical Contract Value Before Transaction		Purchase Payments		Net Withdrawals		Hypothetical Contract Value		Benefit Base	Adjusted Withdrawal Amount		Return of Purchase Payments Death Benefit
1/1/10	Contract Issue	N/A		100,000	(A)	N/A		100,000		100,000	—		100,000
1/1/11	Anniversary	120,000	(B)			—		120,000		120,000	—		120,000
1/1/12	Anniversary	130,000		—		—		130,000		130,000	—		130,000
4/1/12	Withdrawal	125,000		—		25,000	(C)	100,000	(D)	104,000	20,000	(E)	100,000	(F)
1/1/13	Anniversary	103,000		—		—		103,000		104,000			103,000
1/1/14	Anniversary	110,000		—		—		110,000		110,000			110,000
10/1/14	Purchase Payment	85,000		80,000	(G)	—		165,000		110,000			165,000
11/30/14	SecurePay WD	155,000		—		5,500	(H)	149,500		110,000	5,500	(I)	154,500	(J)
1/1/15	SecurePay WD	152,500				5,500	(K)	147,000		110,000	5,500		149,000
3/31/15	Excess Withdrawal	160,000		—		16,000	(L)	144,000		99,000	15,450	(M)	144,000	(N)
7/1/15	Owner Death	135,000	(O)	—		—		135,000		99,000			135,000	(P)

(A)  Contract is issued with a Purchase Payment of $100,000.

(B)  This column shows the Contract Values before any of the noted transactions occur. In this case the Contract Value is $120,000.

(C)  A withdrawal of $25,000 is made. This withdrawal is made before the SecurePay rider's Benefit Election Date.

(D)  $100,000 = $125,000 - $25,000.

(E)  The "Adjusted Withdrawal Amount" is used to adjust the Return of Purchase Payments Death Benefit for withdrawals. The adjustment for each withdrawal before the Benefit Election Date is the amount that reduces the death benefit at the time of withdrawal in the same proportion that the amount withdrawn reduces Contract Value. Assuming the death benefit at the time of withdrawal is $100,000, the adjusted withdrawal amount is $20,000 = $25,000 / $125,000 * 100,000.

(F)  The Return of Purchase Payments Death Benefit is greater of Contract Value or aggregate Purchase Payments less an adjustment for each withdrawal amount. $100,000 = the greater of $100,000 or $100,000 less $20,000 respectively.

(G)  A Purchase Payment of $80,000 is made on 10/1/2014.

(H)  The SecurePay Benefit Election Date is set on 11/30/2014, and the first SecurePay Withdrawal of $5,500 is taken.

(I)  For SecurePay withdrawals the death benefit is adjusted dollar for dollar, so the Adjusted Withdrawal Amount is $5,500.

(J)  The Return of Purchase Payments Death Benefit is greater of Contract Value or aggregate Purchase Payments less an adjustment for each withdrawal amount. $154,500 = the greater of $149,500 or $154,500 ($100,000 + $80,000 - $20,000 - $5,500) respectively.

(K)  A withdrawal of $5,500 is made on 1/1/2015. This amount is equal to the Annual Withdrawal Amount for this Contract Year. For this example assume the Maximum Withdrawal Percentage is 5%. $5,500 = $110,000 * 5%.

(L)  An Excess Withdrawal under the SecurePay rider of $16,000 is made on 3/31/2015.

(M)  The adjustment for each Excess Withdrawal under the SecurePay rider is the amount that reduces the death benefit at the time of withdrawal in the same proportion that the amount withdrawn reduces Contract Value. Assuming the death benefit at the time of withdrawal is $154,500, the adjusted withdrawal amount is $15,450 = $16,000 / $160,000 * 154,500.

(N)  The Return of Purchase Payments Death Benefit is greater of Contract Value or aggregate Purchase Payments less an adjustment for each withdrawal amount. $144,000 = the greater of $144,000 or $133,550 ($100,000 + $80,000 - $20,000 - $5,500 - $5,500 - $15,450) respectively.

(O)  The Owner dies on 7/1/2005 and the Contract Value at that time has declined to $135,000.

(P)  The actual Return of Purchase Payments Death Benefit is greater of Contract Value or aggregate Purchase Payments less an adjustment for each withdrawal amount. $135,000 = greater of $135,000 or $133,550 ($100,000 + $80,000 - $20,000 - $5,500 - $5,500 - $15,450) respectively.

Example of Death Benefit Calculation — Maximum Anniversary Value Death Benefit When Owning the Basic SecurePay Rider

Assumptions:

•  Owner is 60 years old on the Issue Date (1/1/2010)

•  Purchased Maximum Anniversary Value Death Benefit at the time of Contract purchase

•  Purchased the basic SecurePay Rider at the time of Contract purchase

•  Elected Single Life Coverage under the SecurePay Rider

•  Set the Benefit Election Date on 11/30/2014 and began taking SecurePay Withdrawals

•  Owner passed away on 7/1/2015

Transaction Date	Transaction Type	Hypothetical Contract Value Before Transaction		Purchase Payments		Net Withdrawals		Hypothetical Contract Value		Benefit Base	Adjusted Withdrawal Amount		Anniversary Value		Maximum Anniversary Value Death Benefit
1/1/10	Contract Issue	N/A		100,000	(A)	N/A		100,000		100,000	—		100,000
1/1/11	Anniversary	120,000	(B)			—		120,000		120,000	—		153,550
1/1/12	Anniversary	130,000		—		—		130,000		130,000	—		163,550
4/1/12	Withdrawal	125,000		—		25,000	(C)	100,000	(D)	104,000	20,000	(E)
1/1/13	Anniversary	103,000		—		—		103,000		104,000	—		156,550
1/1/14	Anniversary	110,000		—		—		110,000		110,000	—		163,550	(F)
10/1/14	Purchase Payment	85,000		80,000	(G)	—		165,000		110,000	—
11/30/14	SecurePay WD	155,000		—		5,500	(H)	149,500		110,000	5,500	(I)	128,550	(J)
1/1/15	SecurePay WD	152,500				5,500	(K)	147,000		110,000	5,500		131,550
3/31/15	Excess Withdrawal	160,000		—		16,000	(L)	144,000		99,000	15,450	(M)
7/1/15	Owner Death	135,000	(N)	—		—		135,000		99,000					163,550	(O)

(A)  Contract is issued with a Purchase Payment of $100,000.

(B)  This column shows the Contract Values before any of the noted transactions occur. In this case the Contract Value is $120,000.

(C)  A withdrawal of $25,000 is made. This withdrawal is made before the SecurePay rider's Benefit Election Date.

(D  $100,000 = $125,000 - $25,000.

(E)  The "Adjusted Withdrawal Amount" is used to adjust the Maximum Anniversary Value Death Benefit for withdrawals. The adjustment for each withdrawal before the Benefit Election Date is the amount that reduces the death benefit at the time of withdrawal in the same proportion that the amount withdrawn reduces Contract Value. Assuming the death benefit at the time of withdrawal is $100,000, the adjusted withdrawal amount is $20,000 = $25,000 / $125,000 * 100,000.

(F)  Each anniversary value equals the Contract Value on the Contract Anniversary plus all Purchase Payments since that Contract Anniversary minus an adjustment for each withdrawal since that Contract Anniversary. $163,550 = $110,000 + $80,000 - $5,500 - $5,500 - $15,450. Also, this value is the greatest anniversary value for the Maximum Anniversary Value calculation.

(G)  A Purchase Payment of $80,000 is made on 10/1/2014.

(H)  The SecurePay Benefit Election Date is set on 11/30/2014, and the first SecurePay Withdrawal of $5,500 is taken.

(I)  For SecurePay withdrawals the death benefit is adjusted dollar for dollar, so the Adjusted Withdrawal Amount is $5,500.

(J)  Each anniversary value equals the Contract Value on the Contract Anniversary plus all Purchase Payments since that Contract Anniversary minus an adjustment for each withdrawal since that Contract Anniversary. $128,550 = $155,000 - $5,500 - $5,500 - $15,450.

(K)  A withdrawal of $5,500 is made on 1/1/2015. This amount is equal to the Annual Withdrawal Amount for this Contract Year. For this example assume the Maximum Withdrawal Percentage is 5%. $5,500 = $110,000 * 5%.

(L)  An Excess Withdrawal under the SecurePay rider of $16,000 is made on 3/31/2015.

(M)  The adjustment for each Excess Withdrawal under the SecurePay rider is the amount that reduces the death benefit at the time of withdrawal in the same proportion that the amount withdrawn reduces Contract Value. Assuming the death benefit at the time of withdrawal is $154,500, the adjusted withdrawal amount is $15,450 = $16,000 / $160,000 * 154,500.

(N)  The Owner dies on 7/1/2005 and the Contract Value at that time has declined to $135,000.

(O)  The Maximum Anniversary Value Death Benefit is equal to the greatest of (1) the Contract Value, (2) the aggregate Purchase Payments less an adjustment for each withdrawal, or (3) the greatest anniversary value attained. $163,550 = the greatest of $135,000 or $133,500 ($100,000 + $80,000 - $20,000 - $5,500 - $5,500 - $15,450) or $163,550, respectively.

Example of Death Benefit Calculation — Return of Purchase Payments Death Benefit Without a SecurePay Rider

Assumptions:

•  Owner is 60 years old on the Issue Date (1/1/2010)

•  Selected Return of Purchase Payments Death Benefit at the time of Contract purchase

•  Owner passed away on 7/1/2015

Transaction Date	Transaction Type	Hypothetical Contract Value Before Transaction		Purchase Payments		Net Withdrawals		Hypothetical Contract Value		Adjusted Withdrawal Amount		Return of Purchase Payments Death Benefit
1/1/10	Contract Issue	N/A		100,000	(A)	N/A		100,000		—		100,000
1/1/11	Anniversary	120,000	(B)			—		120,000		—		120,000
1/1/12	Anniversary	130,000		—		—		130,000		—		130,000
4/1/12	Withdrawal	125,000		—		25,000	(C)	100,000	(D)	20,000	(E)	100,000	(F)
1/1/13	Anniversary	103,000		—		—		103,000		—		103,000
1/1/14	Anniversary	110,000		—		—		110,000		—		110,000
10/1/14	Purchase Payment	85,000		80,000	(G)	—		165,000		—		165,000
11/30/14	Withdrawal	155,000		—		5,500	(H)	149,500		5,678	(I)	154,322	(J)
3/31/15	Withdrawal	160,000		—		16,000	(K)	144,000		15,432		144,000
7/1/15	Owner Death	135,000	(L)	—		—		135,000				138,890	(M)

(A)  Contract is issued with a Purchase Payment of $100,000.

(B)  This column shows the Contract Values before any of the noted transactions occur. In this case the Contract Value is $120,000.

(C)  A withdrawal of $25,000 is made.

(D)  $100,000 = $125,000 - $25,000.

(E)  The "Adjusted Withdrawal Amount" is used to adjust the Return of Purchase Payments Death Benefit for withdrawals. The adjustment for each withdrawal is the amount that reduces the death benefit at the time of withdrawal in the same proportion that the amount withdrawn, reduces Contract Value. Assuming the death benefit at the time of withdrawal is $100,000, the adjusted withdrawal amount is $20,000 = $25,000 / $125,000 * 100,000.

(F)  The Return of Purchase Payments Death Benefit is greater of Contract Value or aggregate Purchase Payments less an adjustment for each withdrawal amount. $100,000 = the greater of $100,000 or $100,000 less $20,000 respectively.

(G)  A Purchase Payment of $80,000 is made on 10/1/2014.

(H)  A withdrawal of $5,500 is made.

(I)  The adjustment for each withdrawal is the amount that reduces the death benefit at the time of withdrawal in the same proportion that the amount withdrawn reduces Contract Value. Assuming the death benefit at the time of withdrawal is $160,000, the adjusted withdrawal amount is $5,678 = $5,500 / $155,000 * 160,000.

(J)  The Return of Purchase Payments Death Benefit is greater of Contract Value or aggregate Purchase Payments less an adjustment for each withdrawal amount. $154,322 = the greater of $149,500 or $154,322 ($100,000 + $80,000 - $20,000 - $5,678), respectively.

(K)  A withdrawal of $16,000 is made on 3/31/2015.

(L)  The Owner dies on 7/1/2005 and the Contract Value at that time has declined to $135,000.

(M)  The actual Return of Purchase Payments Death Benefit is greater of Contract Value or aggregate Purchase Payments less an adjustment for each withdrawal amount. $138,890 = greater of $135,000 or $138,890 ($100,000 + $80,000 - $20,000 - $5,678 - $15,432) respectively.

Example of Death Benefit Calculation — Maximum Anniversary Value Death Benefit Without a SecurePay Rider

Assumptions:

•  Owner is 60 years old on the Issue Date (1/1/2010)

•  Purchased Maximum Anniversary Value Death Benefit at the time of Contract purchase

•  Owner passed away on 7/1/2015

Transaction Date	Transaction Type	Hypothetical Contract Value Before Transaction		Purchase Payments		Net Withdrawals		Hypothetical Contract Value		Adjusted Withdrawal Amount		Anniversary Value		Maximum Anniversary Value Death Benefit
1/1/10	Contract Issue	N/A		100,000	(A)	N/A		100,000		—		100,000
1/1/11	Anniversary	120,000	(B)			—		120,000		—		158,890
1/1/12	Anniversary	130,000		—		—		130,000		—		168,890
4/1/12	Withdrawal	125,000		—		25,000	(C)	100,000	(D)	20,000	(E)
1/1/13	Anniversary	103,000		—		—		103,000		—		161,890
1/1/14	Anniversary	110,000		—		—		110,000		—		168,890	(F)
10/1/14	Purchase Payment	85,000		80,000	(G)	—		165,000		—
11/30/14	Withdrawal	155,000		—		5,500	(H)	149,500		5,678	(I)	133,890	(J)
3/31/15	Withdrawal	160,000		—		16,000	(K)	144,000		15,432
7/1/15	Owner Death	135,000	(L)	—		—		135,000						168,890	(M)

(A)  Contract is issued with a Purchase Payment of $100,000.

(B)  This column shows the Contract Values before any of the noted transactions occur. In this case the Contract Value is $120,000.

(C)  A withdrawal of $25,000 is made.

(D)  $100,000 = $125,000 - $25,000.

(E)  The "Adjusted Withdrawal Amount" is used to adjust the Maximum Anniversary Value Death Benefit for withdrawals. The adjustment for each withdrawal is the amount that reduces the death benefit at the time of withdrawal in the same proportion that the amount withdrawn, reduces Contract Value. Assuming the death benefit at the time of withdrawal is $100,000, the adjusted withdrawal amount is $20,000 = $25,000 / $125,000 * 100,000.

(F)  Each anniversary value equals the Contract Value on the Contract Anniversary plus all Purchase Payments since that Contract Anniversary minus an adjustment for each withdrawal since that Contract Anniversary. $168,890 = $110,000 + $80,000 - $5,678 - $15,432. Also, this value is the greatest anniversary value for the Maximum Anniversary Value calculation.

(G)  A Purchase Payment of $80,000 is made on 10/1/2014.

(H)  A withdrawal of $5,500 is made.

(I)  The adjustment for each withdrawal is the amount that reduces the death benefit at the time of withdrawal in the same proportion that the amount withdrawn reduces Contract Value. Assuming the death benefit at the time of withdrawal is $160,000, the adjusted withdrawal amount is $5,678 = $5,500 / $155,000 * 160,000.

(J)  Each anniversary value equals the Contract Value on the Contract Anniversary plus all Purchase Payments since that Contract Anniversary minus an adjustment for each withdrawal since that Contract Anniversary. $133,890 = $155,000 - $5,678 - $15,432.

(K)  A withdrawal of $16,000 is made on 3/31/2015.

(L)  The Owner dies on 7/1/2005 and the Contract Value at that time has declined to $135,000.

(M)  The Maximum Anniversary Value Death Benefit is equal to the greatest of (1) the Contract Value, (2) the aggregate Purchase Payments less an adjustment for each withdrawal, or (3) the greatest anniversary value attained. $168,890 = the greatest of $135,000 or $138,890 ($100,000 + $80,000 - $20,000 - $5,678 - $15,432) or $168,890, respectively.

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APPENDIX B
EXPLANATION OF THE VARIABLE INCOME PAYMENT CALCULATION

The purpose of the following example is to illustrate variable income payments under the Contract. The example is based on hypothetical Annuity Values and transactions and assumes hypothetical positive and negative investment performance of the Variable Account. The example is not representative of past or future performance and is not intended to project or predict future investment results. There is, of course, no assurance that the Variable Account will experience positive investment performance. Actual results may be higher or lower.

Assuming an Annuity Value of $100,000 on the Annuity Date and annual variable income payments selected under Option A with a 5 year certain period, the dollar amount of the payment determined, but not paid, on the Annuity Date is calculated using an interest assumption of 5%, as shown below.

There are 5 annual payments scheduled. Assuming an interest rate of 5%, the applied Annuity Value is then assumed to have a balance of $0 after the last payment is made at the end of the 5th year. The amount of the payment determined on the Annuity Date is the amount necessary to force this balance to $0.

Date	Interest Earned During Year at 5%	Annuity Value Before Payment	Payment Made	Annuity Value After Payment
Annuity Date		$100,000.00	$0.00	$100,000.00
End of 1st year	$5,000.00	$105,000.00	$23,097.48	$81,902.52
End of 2nd year	$4,095.13	$85,997.65	$23,097.48	$62,900.17
End of 3rd year	$3,145.01	$66,045.17	$23,097.48	$42,947.69
End of 4th year	$2,147.38	$45,095.08	$23,097.48	$21,997.60
End of 5th year	$1,099.88	$23,097.48	$23,097.48	$0.00

Assuming an interest rate of 5%, a payment of $23,097.48 is determined, but not paid, on the Annuity Date.

The actual variable income payment made at the end of the 1st year will equal $23,097.48 only if the net investment return during the 1st year equals 5%. If the net investment return exceeds 5%, then the 1st payment will exceed $23,097.48. If the net investment return is less than 5%, then the 1st payment will be less than $23,097.48.

Subsequent variable payments will vary based on the net investment return during the year in which the payment is scheduled to be made. A payment will equal the payment made at the end of the prior year only if the net investment return equals 5%. If the net investment return exceeds 5%, then the payment will exceed the prior payment. If the net investment return is less than 5%, then the payment will be less than the prior payment.

EXPLANATION OF THE COMMUTED VALUE CALCULATION

A Contract may be fully or partially surrendered for a commuted value while variable income payments under Annuity Option A are being made. (See "Annuity Options.") If the Contract is surrendered, the amount payable will be the commuted value of future payments at the assumed interest rate of 5%, which will be equal to the values shown in the column titled "Annuity Value after Payment," above.

B-1

APPENDIX C
CONDENSED FINANCIAL INFORMATION

Sub-Accounts

The date of inception of each of the Sub-Accounts available in the ProtectiveValues® Advantage II Variable Annuity Contract as follows:

March 14, 1994 — Oppenheimer Money Fund
 October 2, 2000 — Invesco Van Kampen VI Mid Cap
Growth II
 May 1, 2002 — Lord Abbett Growth and Income
Lord Abbett Mid-Cap Value
Lord Abbett Bond-Debenture
 June 2, 2003 — Lord Abbett Growth Opportunities
Lord Abbett Capital Structure
MFS Growth SS
MFS Research SS
MFS Investors Trust SS
MFS Investors Growth Stock SS
MFS Total Return SS
MFS New Discovery SS
MFS Utilities SS
Oppenheimer Capital
Appreciation SS
Oppenheimer Main Street SS
Oppenheimer Global Strategic Income SS
Oppenheimer Global Securities SS
Invesco Van Kampen VI Comstock II
Invesco Van Kampen VI Growth and Income II
 December 19, 2003 — Invesco VI Government Securities II
Invesco Van Kampen VI Equity and Income II
 May 1, 2006 — Fidelity VIP Mid Cap-SC2
Fidelity VIP Contrafund®-SC2
Fidelity VIP Investment Grade Bond-SC2
Fidelity VIP Index 500-SC2
Franklin Income Securities-C2
Franklin Rising Dividends Securities-C2
Franklin Small-Mid Cap Growth Securities-C2
Franklin Flex Cap Growth Securities-C2
Mutual Shares Securities-C2
Templeton Foreign Securities-C2
Templeton Growth Securities-C2	May 1, 2007 — Franklin U.S. Government-C2
Templeton Global Bond
 Securities-C2
 May 1, 2008 — American Funds Asset Allocation Fund-SC
Goldman Sachs Strategic Growth Service Class
Goldman Sachs Large Cap Value Service Class
Goldman Sachs Strategic International Equity Service
Class
Lord Abbett Classic Stock
Lord Abbett International Opportunities
 UIF Real Estate Class II
 November 2, 2009 — Franklin Small Cap Value Securities, Class 2
Goldman Sachs Growth Opportunities, Service Class
Legg Mason ClearBridge Mid Cap Core, Class II
Legg Mason ClearBridge Small Cap Growth, Class II
Lord Abbett Fundamental Equity
MFS Research Bond, SS
MFS Value, SS
PIMCO Long-Term US Government, Advisor Class.
PIMCO Low Duration, Advisor Class.
PIMCO Real Return, Advisor Class.
PIMCO Short-Term, Advisor Class
PIMCO Total Return, Advisor Class.
Royce Capital Micro-Cap, Service Class.
Royce Capital Small-Cap, Service Class.
Invesco Van Kampen VI Midcap Value II
Invesco Van Kampen Balanced Risk Allocation Fund II
May 1, 2010 — Goldman Sachs Mid-Cap Value, Service Class

C-1

Accumulation Units

The following tables show, for each available Sub-Account, Accumulation Unit values and outstanding Accumulation Units for the class of Accumulation Units available in the ProtectiveValues® Advantage II Variable Annuity Contract as of December 31 of each year listed. Because the Contract was not available on or before December 31, 2011, no condensed financial information is available yet.

We offer other variable annuity contracts with classes of Accumulation Units in each available Sub-Account that have different mortality and expense risk charges and administration charges than the class of Accumulation Units offered in the Protective Values® Advantage II Variable Annuity. Only the class of Accumulation Units available in the Protective Values® Advantage II Variable Annuity Contract are shown in the following tables. For charges associated with this class of Accumulation Units, see "Fees and Expenses, Periodic Charges," on page 4 of this prospectus.

You should read the information in the following tables in conjunction with the Variable Account's financial statements and the related notes in the Statement of Additional Information.

Accumulation Unit Values

ALL ACCUMULATION UNIT VALUES ARE ROUNDED TO THE NEAREST WHOLE CENT

Sub Account	Year Ended
American Funds Asset Allocation Fund — SC	2011	—
Fidelity VIP Contrafund® — Service Class 2	2011	—
Fidelity VIP Index 500 — Service Class 2	2011	—
Fidelity VIP Investment Grade Bond — Service Class 2	2011	—
Fidelity VIP Mid-Cap — Service Class 2	2011	—
Franklin Templeton — Franklin Flex Cap Growth Securities — Class 2	2011	—
Franklin Templeton — Franklin Income Securities — Class 2	2011	—
Franklin Templeton — Franklin Rising Dividends Securities — Class 2	2011	—
Franklin Small Cap Value Securities — Class 2	2011	—
Franklin Templeton — Franklin Small-Mid Cap Growth Securities — Class 2	2011	—
Franklin Templeton — Mutual Shares Securities — Class 2	2011	—
Franklin Templeton — Templeton Foreign Securities — Class 2	2011	—
Franklin Templeton — Templeton Global Bond Securities — Class 2	2011	—
Franklin Templeton — Templeton Growth Securities — Class 2	2011	—
Franklin Templeton — U.S. Government Fund — Class 2	2011	—
Goldman Sachs Strategic Growth — Service Class	2011	—
Goldman Sachs Large Cap Value — Service Class	2011	—
Goldman Sachs Strategic International Equity — Service Class	2011	—

C-2

Sub Account	Year Ended
Goldman Sachs Mid Cap Value — Service Class	2011	—
Goldman Sachs Growth Opportunities — Service Class	2011	—
Legg Mason ClearBridge Variable Mid Cap Core — Class II	2011	—
Legg Mason ClearBridge Variable Small Cap Growth — Class II	2011	—
Lord Abbett Capital Structure	2011	—
Lord Abbett Bond-Debenture	2011	—
Lord Abbett Growth and Income	2011	—
Lord Abbett Growth Opportunities	2011	—
Lord Abbett International Opportunities	2011	—
Lord Abbett Classic Stock	2011	—
Lord Abbett Mid-Cap Value	2011	—
Lord Abbett Fundamental Equity	2011	—
MFS Growth — Service Shares	2011	—
MFS Investors Growth Stock — Service Shares	2011	—
MFS Investors Trust — Service Shares	2011	—
MFS New Discovery — Service Shares	2011	—
MFS Research — Service Shares	2011	—
MFS Total Return — Service Shares	2011	—
MFS Utilities — Service Shares	2011	—
MFS Research Bond — Service Shares	2011	—
MFS Value — Service Shares	2011	—
OppenheimerFunds Capital Appreciation — Service Shares	2011	—
OppenheimerFunds Global Securities — Service Shares	2011	—
OppenheimerFunds Main Street — Service Shares	2011	—
OppenheimerFunds Money Fund	2011	—
OppenheimerFunds Global Strategic Income — Service Shares	2011	—
Pimco VIT Long-Term US Government Advisor Class	2011	—
PIMCO VIT Low Duration Advisor Class	2011	—

C-3

Sub Account	Year Ended
PIMCO VIT Real Return Advisor Class	2011	—
PIMCO VIT Short-Term Advisor Class	2011	—
PIMCO VIT Total Return Advisor Class	2011	—
Royce Capital Fund Micro-Cap SC	2011	—
Royce Capital Fund Small-Cap SC	2011	—
Invesco Van Kampen VI Balanced Risk Allocation II	2011	—
Invesco Van Kampen VI Comstock II	2011	—
Van Kampen VI Government Securities II	2011	—
Invesco Van Kampen VI Growth and Income II	2011	—
Invesco Van Kampen VI Mid-Cap Growth II	2011	—
Invesco Van Kampen VI Equity and Income II	2011	—
UIF Global Real Estate II	2011	—
Invesco Van Kampen VI Mid Cap Value II	2011	—

C-4

Accumulation Unit Outstanding

ALL ACCUMULATION UNITS ARE ROUNDED TO THE NEAREST UNIT

Sub Account	Year Ended
American Funds Asset Allocation Fund — SC	2011	—
Fidelity VIP Contrafund® — Service Class 2	2011	—
Fidelity VIP Index 500 — Service Class 2	2011	—
Fidelity VIP Investment Grade Bond — Service Class 2	2011	—
Fidelity VIP Mid-Cap — Service Class 2	2011	—
Franklin Templeton — Franklin Flex Cap Growth Securities — Class 2	2011	—
Franklin Templeton — Franklin Income Securities — Class 2	2011	—
Franklin Templeton — Franklin Rising Dividends Securities — Class 2	2011	—
Franklin Small Cap Value Securities — Class 2	2011	—
Franklin Templeton — Franklin Small-Mid Cap Growth Securities — Class 2	2011	—
Franklin Templeton — Mutual Shares Securities — Class 2	2011	—
Franklin Templeton — Templeton Foreign Securities — Class 2	2011	—
Franklin Templeton — Templeton Global Bond Securities	2011	—
Franklin Templeton — Templeton Growth Securities — Class 2	2011	—
Franklin Templeton U.S. Government — Class 2	2011	—
Goldman Sachs Strategic Growth — Service Class	2011	—
Goldman Sachs Large Cap Value — Service Class	2011	—
Goldman Sachs Strategic International Equity — Service Class	2011	—
Goldman Sachs VIT Growth Opportunities — Service Class	2011	—
Legg Mason ClearBridge Variable Mid Cap Core — Class II	2011	—
Legg Mason ClearBridge Variable Small Cap Growth — Class II	2011	—
Lord Abbett Capital Structure	2011	—
Lord Abbett Bond-Debenture	2011	—
Lord Abbett Growth and Income	2011	—
Lord Abbett Growth Opportunities	2011	—
Lord Abbett International Opportunities	2011	—

C-5

Sub Account	Year Ended
Lord Abbett Classic Stock	2011	—
Lord Abbett Mid-Cap Value	2011	—
Lord Abbett Fundamental Equity	2011	—
MFS Growth — Service Shares	2011	—
MFS Investors Growth Stock — Service Shares	2011	—
MFS Investors Trust — Service Shares	2011	—
MFS New Discovery — Service Shares	2011	—
MFS Research — Service Shares	2011	—
MFS Total Return — Service Shares	2011	—
MFS Utilities — Service Shares	2011	—
MFS Research Bond — Service Shares	2011	—
MFS Value — Service Shares	2011	—
OppenheimerFunds Capital Appreciation — Service Shares	2011	—
OppenheimerFunds Global Securities — Service Shares	2011	—
OppenheimerFunds Main Street — Service Shares	2011	—
OppenheimerFunds Money Fund	2011	—
OppenheimerFunds Global Srategic Income — Service Shares	2011	—
Pimco VIT Long-Term US Government Advisor Class	2011	—
PIMCO VIT Low Duration Advisor Class	2011	—
PIMCO VIT Real Return Advisor Class	2011	—
PIMCO VIT Short-Term Advisor Class	2011	—
PIMCO VIT Total Return Advisor Class	2011	—
Royce Capital Fund Micro-Cap SC	2011	—
Royce Capital Fund Small-Cap SC	2011	—
Invesco Van Kampen VI Balanced Risk Allocation II	2011	—
Invesco Van Kampen VI Comstock II	2011	—
Van Kampen LIT Enterprise II	2011	—
Invesco VI Government Securities II	2011	—

C-6

Sub Account	Year Ended
Invesco Van Kampen VI Growth and Income II	2011	—
Invesco Van Kampen VI Mid Cap Growth II	2011	—
Invesco Van Kampen VI Equity and Income II	2011	—
UIF Global Real Estate II	2011	—
Invesco Van Kampen VI Mid Cap Value II	2011	—

C-7

APPENDIX D

Example of SecurePay FX Rider

The purpose of the following example is to demonstrate the operation of the Secure Pay FX rider. The example is based on hypothetical Contract Values and transactions and assumes hypothetical positive and negative investment performance of the Variable Account. The example is not representative of past or future performance and is not intended to project or predict future investment results. There is, of course, no assurance that the Variable Account will experience positive investment performance. Actual results may be higher or lower. The example does not reflect the deduction of fees and charges.

ASSUMPTIONS:

•  Joe, 55 years old on the Issue Date

•  Purchased the SecurePay FX Rider at time of Contract Purchase

•  Elected Single Life Coverage

•  Began making SecurePay Withdrawals 11 years after the Rider Issue Date

•  Because Joe was 66 on the Contract Anniversary when he began taking withdrawals, he received the 5% Maximum Withdrawal Percentage

Contract Year		End of Year Attained Age	Roll Up Percentage		Maximum Allowed Withdrawal Percentage	Purchase Payments		Net Withdrawals		Maximum Available		Hypothetical Contract Value	Highest Quarterly Value		SecurePay Roll-Up Value		End of Year Benefit Base		Annual Withdrawal Amount	Annual Withdrawal Amount Balance		Excess Withdrawal
At issue		55				100,000		N/A				100,000	—		100,000	(A)	100,000	(A)	—	—
1		56	5%		N/A	50,000	(B)	—				153,975	153,975		155,000	(C)	155,000	(D)	—	—
2		57	5%		N/A	—		—				161,676	161,676		162,750	(E)	162,750	(F)	—	—
3		58	5%		N/A	25,000	(G)	—				209,964	184,964	(H)	170,888	(I)	184,964	(J)	—	—
4		59	5%		N/A	—		—				208,164	183,164		194,212		194,212	(K)	—	—
5		60	5%		N/A	—		—				246,037	221,037		203,923		221,037	(L)	—	—
6		61	5%		5%	15,000		—				249,536	209,536		232,089		232,089	(M)	—	—
7	Q1	62	5%		5%	—		—				262,045			232,089		232,089
7	Q2	62	5%		5%	—		—				271,328			232,089		232,089
7	Q3	62	5%		5%	—		—				293,211			232,089		232,089
7	Q4	62	5%		5%	—		—				289,157	253,211	(N)	243,693		253,211	(O)	—	—
8		63	5%		5%	—		10,000	(P)			288,172	248,172		256,955	(Q)	256,955	(R)	—	—
9		64	5%		5%	—		—				312,085	272,085		269,803		272,085		—	—
10		65	5%		5%	—		—				324,517	284,517		285,689		285,689	(S)	—	—
11		66	0	%(U)	5%	—		14,284		14,284	(T)	313,603	273,603		285,689		285,689		14,284	—
12		67	0%		5%	—		14,284		14,284	(T)	329,576	289,576		285,689		289,576		14,284	—
13		68	0%		5%	—		14,479		14,479	(T)	333,375	293,375		285,689		293,375		14,479	—
14		69	0%		5%	—		5,000		14,669	(V)	359,462	319,462		285,689		319,462	(V)	14,669	9,669	(V)
15		70	0%		5%	—		15,973		15,973	(W)	355,423	315,423		285,689		319,462		15,973	—
16		71	0%		5%	—		15,973		15,973	(W)	348,558	308,558		285,689		319,462		15,973	—
17		72	0%		5%	—		15,973		15,973	(W)	334,053	294,053		285,689		319,462		15,973	—
18		73	0%		5%	—		50,000	(X)	15,973	(X)	248,981	208,981		255,127		285,287	(Y)	15,973	—		34,027	(X)

(A)  The initial Benefit Base is equal to the initial Purchase Payment of $100,000

(B)  The $50,000 Purchase Payment is added to the current Benefit Base of $100,000. The new Benefit Base is $150,000. Keep in mind Purchase Payments made more than two years after the date the SecurePay Rider is issued (the Rider Issue Date) will not be included in the calculation of the Benefit Base.

(C)  The SecurePay Roll-Up Value is equal to the most recently calculated Benefit Base ($150,000) plus 5% of the Benefit Base on the previous contract anniversary (5% of $100,000).

(D)  The recalculated Benefit Base is equal to the greatest of the Benefit Base on that anniversary, the Highest Quarterly Value, and the SecurePay Roll-Up Value (max of $150,000, $153,975, and $155,000, respectively).

(E)  The SecurePay Roll-Up Value is equal to the most recently calculated Benefit Base ($155,000) plus 5% of the Benefit Base on the previous contract anniversary (5% of $155,000).

(F)  The recalculated Benefit Base is equal to the greatest of the Benefit Base on that anniversary, the Highest Quarterly Value, and the SecurePay Roll-Up Value (max of $155,000, $161,676, and $162,750, respectively).

(G)  The $25,000 Purchase Payment is not added to the current Benefit Base because it is made more than 2 years after the Rider Issue Date.

(H)  In year 3, the Highest Quarterly Value is attained at the end of the year and equals $184,964 = $209,964 - $25,000 (Contract Value as of quarterly anniversary less all Purchase Payments made 2 or more years following the Rider Issue Date)

(I)  The SecurePay Roll-Up Value is equal to the most recently calculated Benefit Base ($162,750) plus 5% of the Benefit Base on the previous contract anniversary (5% of $162,750).

(J)  The SecurePay Roll-Up Value ($170,888) is compared to the Contract Value reduced by Purchase Payments made two years after the Rider Issue Date ($209,964 - $25,000).

(K)  The recalculated Benefit Base is equal to the SecurePay Roll-Up Value since it is higher than the Highest Quarterly Value of $183,164 ($208,164 - $25,000).

(L)  The SecurePay Roll-Up Value ($203,923) is compared to the Contract Value reduced by Purchase Payments made two years after the Rider Issue Date ($246,037 - $25,000).

(M)  The recalculated Benefit Base is equal to the SecurePay Roll-Up Value since it is higher than the Highest Quarterly Value of $209,536 ($249,536 - $40,000).

(N)  In year 7, the Highest Quarterly Value occurs at the third quarterly anniversary ($293,211 - $40,000)

(O)  The SecurePay Roll-Up Value ($243,693) is compared to the Highest Quarterly Value ($253,211), see note M.

(P)  The Benefit Base is reduced proportionally due to the $10,000 withdrawal. The Benefit Base is reduced by 3.4% ($10,000 [withdrawal amount] / $298,172 [contract value prior to withdrawal]).

  The new Benefit Base is $244,719 ($253,211 x (1 - 3.4%)).

(Q)  The Roll-Up Guaranteed increase is also reduced in the same proportion of the Benefit Base (.05 * $253,211 * (1 - 3.4%)) to $12,236.

  The Roll-Up Value is then calculated by adding the adjusted Roll-Up Guaranteed amount to the adjusted Benefit Base ($244,719 + $12,236 = $256,955).

(R)  The recalculated Benefit Base is equal to the greatest of the Benefit Base on that anniversary, the Highest Quarterly Value ($288,172 - $40,000) and the SecurePay Roll-Up Value ($256,955).

(S)  The recalculated Benefit Base is equal to the SecurePay Roll-Up Value since it is higher than the Highest Quarterly Value of $284,517 ($324,517 - $40,000).

(T)  For the next three years, Joe takes the full Annual Withdrawal Amount ($14,284 = .05 * $285,689 in the first two years and $14,479 = .05 * $289,576 in the third year).

(U)  The Roll-Up Period stops after the Benefit Election Date.

(V)  In year 14, Joe only takes $5,000 of the available $14,669. Please note that the $9,669 is not carried over to the next year. At the end of year 14, the Benefit Base steps up to the Anniversary Value of $319,462 ($359,462 - $40,000)

(W)  For years 15-17, Joe takes the full Annual Withdrawal Amount of $15,973 (.05 * $319,462)

(X)  In year 18, Joe takes a $50,000 withdrawal. Since the Annual Withdrawal Amount is only $15,973, the remaining portion of his withdrawal ($34,027) is considered an Excess Withdrawal

(Y)  At the time of the Excess Withdrawal, since the Contract Value less the non-excess part of the withdrawal ($334,053 - $15,973 = $318,080) is less than the Benefit Base, the Benefit Base is reduced in the same proportion as the excess part of the withdrawal reduces the Contract Value less the non-excess part of the withdrawal.

  After the Excess Withdrawal, the new Benefit Base equals $285,287 = $319,462 * [1 - {$50,000 - $15,973}/{$334,053 - $15,973}].

Example of Basic SecurePay Rider

The purpose of the following example is to demonstrate the operation of the basic SecurePay rider. The example is based on hypothetical Contract Values and transactions and assumes hypothetical positive and negative investment performance of the Variable Account. The example is not representative of past or future performance and is not intended to project or predict future investment results. There is, of course, no assurance that the Variable Account will experience positive investment performance. Actual results may be higher or lower. The example does not reflect the deduction of fees and charges.

ASSUMPTIONS:

•  Joe, 60 years old on the Issue Date

•  Purchased the basic SecurePay Rider at time of Contract Purchase

•  Elected Single Life Coverage

•  Began making SecurePay Withdrawals 11 years after the Rider Issue Date

•  He received the 5% Maximum Withdrawal Percentage

Contract Year	Purchase Payments		Net Withdrawals		Hypothetical Contract Value	Benefit Base		Annual Withdrawal Amount	Annual Withdrawal Amount Balance		Excess Withdrawal Amount
At issue	100,000		N/A		100,000	100,000	(A)	0	0		0
1	50,000	(B)	0		153,975	153,975	(C)	0	0		0
2	0		0		161,676	161,676	(D)	0	0		0
3	25,000	(E)	0		210,964	185,964	(F)	0	0		0
4	0		0		208,164	185,964	(G)	0	0		0
5	0		0		246,037	221,037	(H)	0	0		0
6	15,000	(I)	0		249,536	221,037	(J)	0	0		0
7	0		0		290,987	250,987	(K)	0	0		0
8	0		10,000	(L)	288,172	248,172	(M)	0	0		0
9	0		0		312,085	272,085	(N)	0	0		0
10	0		0		337,317	297,317	(O)	0	0		0
11	0		14,866	(P)	313,603	297,317		14,866	0		0
12	0		14,866	(P)	329,576	297,317		14,866	0		0
13	0		14,866	(P)	333,375	297,317		14,866	0		0
14	0		5,000	(Q)	359,462	319,462	(Q)	14,866	9,866	(Q)	0
15	0		15,973	(R)	355,423	319,462		15,973	0		0
16	0		15,973	(R)	348,558	319,462		15,973	0		0
17	0		15,973	(R)	334,053	319,462		15,973	0		0
18	0		50,000	(S)	248,981	285,287	(T)	15,973	0		34,027	(S)

(A)  The initial Benefit Base is equal to the initial Purchase Payment of $100,000.

(B)  The $50,000 Purchase Payment is added to the current Benefit Base of $100,000. The new Benefit Base is $150,000. Keep in mind Purchase Payments made more than two years after the date the SecurePay Rider is issued (the Rider Issue Date) will not be included in the calculation of the Benefit Base.

(C)  The Benefit Base of $150,000 is compared to the Anniversary Value of $153,975. The Benefit Base steps up to $153,975.

(D)  The Benefit Base steps up to the Anniversary Value of $161,676.

(E)  The $25,000 Purchase Payment does not get added to the current Benefit Base, because it is made more than 2 years after the Rider Issue Date.

(F)  The Anniversary Value equals $185,964 ($210,964 – $25,000). The Benefit Base steps up to $185,964, since that is greater than the current Benefit Base of $161,676.

(G)  The Benefit Base remains at $185,964 since the Anniversary Value is less ($208,164 – $25,000 = 183,164).

(H)  The Benefit Base steps up to the Anniversary Value of $221,037 ($246,037 – $25,000).

(I)  The $15,000 Purchase Payment does not get added to the current Benefit Base, because it is made more than 2 years after the Rider Issue Date.

(J)  The Benefit Base remains at $221,037 since the Anniversary Value is less ($249,536 – $40,000 = $209,536).

(K)  The Benefit Base steps up to the Anniversary Value of $250,987 ($290,987 – $40,000).

(L)  The Benefit Base is reduced proportionally due to the $10,000 withdrawal. The Benefit Base is reduced by 3.4% ($10,000 [amount of withdrawal] /$298,172 [Contract Value before withdrawal] = 0.034). The new Benefit Base is $242,569 ($250,987 – ($250,987 * ($10,000/$298,172))).

(M)  The Benefit Base steps up to the Anniversary Value of $248,172 ($288,172 – $40,000).

(N)  The Benefit Base steps up to the Anniversary Value of $272,085 ($312,085 – $40,000).

(O)  The Benefit Base steps up to the Anniversary Value of $297,317 ($337,317 – $40,000).

(P)  For the next three years, Joe takes the full Annual Withdrawal Amount of $14,866 (.05 x $297,317).

(Q)  In year 14, Joe only takes $5,000 of the available $14,866. Please note that the $9,866 is not carried over to the next year. The Benefit Base steps up to the Anniversary Value of $319,462 ($359,462 – $40,000).

(R)  For years 15 through 17, Joe takes the full Annual Withdrawal Amount of $15,973 (.05 x $319,462).

(S)  In year 18, Joe takes a $50,000 withdrawal. Since the Annual Withdrawal Amount is only $15,973, the remaining portion of his withdrawal is considered an Excess Withdrawal.

(T)  At the time of the Excess Withdrawal, since the Contract Value less the non-excess part of the withdrawal ($334,053 - $15,973 = $318,080) is less than the Benefit Base, the Benefit Base is reduced in the same proportion as the excess part of the withdrawal reduces the Contract Value less the non-excess part of the withdrawal. After the Excess Withdrawal, the new Benefit Base equals $285,287 = $319,462 * [1 - ($50,000 - $15,973)/($334,053 - $15,973)].

(This page has been left blank intentionally.)

APPENDIX E

Example of Allocation Adjustment Program

The purpose of this example is to demonstrate the operation of the Allocation Adjustment Program. All Owners who purchase the SecurePay FX rider must participate in the Allocation Adjustment Program. The example is based on hypothetical Contract Values and transactions and assumes hypothetical positive and negative investment performance of the Variable Account. The example is not representative of past or future performance and is not intended to project or predict future investment results. There is, of course, no assurance that the Variable Account will experience positive investment performance. Actual results may be higher or lower.

Contract Month	Accumulation Unit Value	SMA12(A)		Is Sub-Account 1 Restricted?(B)	Hypothetical Contract Value in Sub-Account 1(C)	Hypothetical Contract Value in Money Fund Sub-Account(D)
At issue	6.17	6.16			10,000
1	6.24	6.17		No(E)	10,089
2	5.76	6.14		Yes	—	9,282	(F)
3	5.41	6.09		Yes		9,286
4	5.35	6.03		Yes		9,290
5	4.53	5.87		Yes		9,294
6	3.73	5.62		Yes		9,298
7	2.94	5.33		Yes		9,302
8	3.33	5.08		Yes		9,305
9	3.15	4.85		Yes		9,309
10	2.98	4.62		Yes		9,313
11	3.29	4.41		Yes		9,317
12	3.81	4.21		Yes		9,321
13	4.19	4.04	(G)	No(H)	9,325

(A)  SMA12 is the sum of the 12 most recent Monthly Anniversary Dates Accumulation Unit values divided by 12.

(B)  Once we calculate a Sub-Account's SMA on a Monthly Anniversary Date, we then compare that SMA to the Sub-Account's current Accumulation Unit value on that Monthly Anniversary Date. If the Sub-Account's current Accumulation Unit value is equal to or less than the Sub-Account's SMA over the most recent 12 Monthly Anniversary Dates, then we will consider the Sub-Account to be restricted.

(C)  $10,000 of the initial Purchase Payment is allocated to the hypothetical Sub-Account 1.

(D)  If a Sub-Account becomes restricted, as described in (B), we transfer the Contract Value in that Sub-Account to the Money Fund Sub-Account, until the Sub-Account is no longer restricted.

(E)  At the end of contract month 1, the Accumulation Unit value of Sub-Account 1 (6.24) is greater than SMA12 (6.17). Therefore, Sub-Account 1 is not restricted.

(F)  At the end of contract month 2, the Accumulation Unit value of Sub-Account 1 (5.76) is less than or equal to SMA12 (6.14). Therefore, Sub-Account 1 is restricted and the entire allocation in Sub-Account 1 ($9,282) is transferred to the Money Sub-Account.

(G)  Calculation of SMA12 (4.19 + 3.81 + 3.29 + 2.98 + 3.15 + 3.33 + 2.94 + 3.73 + 4.53 + 5.35 + 5.41 + 5.76)/12 = 4.04.

(H)  At the end of contract month 13, the Accumulation Unit value of Sub-Account 1 (4.19) is greater than SMA12 (4.04). Therefore, Sub-Account 1 is no longer restricted and the entire allocation in the Money Fund Sub-Account is re-allocated back to Sub-Account 1.

E-1

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Please tear off, complete and return this form to order a free Statement of Additional Information for the Contracts offered under the prospectus. Address the form to Protective Life's Life and Annuity Division, customer service center at the address shown on the cover.

Please send me a free copy of the Statement of Additional Information for the Protective Values Advantage II Variable Annuity.

__________________________________________________________________________________________________________________ Name

__________________________________________________________________________________________________________________ Address

__________________________________________________________________________________________________________________ City, State, Zip

__________________________________________________________________________________________________________________ Daytime Telephone Number

PART B

INFORMATION REQUIRED TO BE IN
THE STATEMENT OF ADDITIONAL INFORMATION

PROTECTIVE LIFE INSURANCE COMPANY

P.O. Box 10648
Birmingham, Alabama 35202-0648
Telephone: 1-800-456-6330

STATEMENT OF ADDITIONAL INFORMATION
PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT
PROTECTIVEVALUES® ADVANTAGE II VARIABLE ANNUITY
A FLEXIBLE PREMIUM
DEFERRED VARIABLE AND FIXED ANNUITY CONTRACT

This Statement of Additional Information contains information in addition to the information described in the Prospectus for the ProtectiveValues® Advantage II Variable Annuity, an individual flexible premium deferred variable and fixed annuity contract (the "Contract") offered by Protective Life Insurance Company. This Statement of Additional Information is not a Prospectus. It should be read only in conjunction with the Prospectuses for the Contract and the Funds. The Prospectus for the Contract is dated the same as this Statement of Additional Information. You may obtain a copy of the Prospectus by writing or calling us at our address or phone number shown above.

THE DATE OF THIS STATEMENT OF ADDITIONAL INFORMATION IS MAY 1, 2012.

STATEMENT OF ADDITIONAL INFORMATION

TABLE OF CONTENTS

Page
SAFEKEEPING OF ACCOUNT ASSETS	1

STATE REGULATION	1

RECORDS AND REPORTS	1

LEGAL MATTERS	1

EXPERTS	1

OTHER INFORMATION	2

FINANCIAL STATEMENTS	2

SAFEKEEPING OF ACCOUNT ASSETS

Title to the assets of the Variable Account is held by Protective Life. The assets are kept physically segregated and held separate and apart from the Company's General Account assets and from the assets in any other separate account.

Records are maintained of all purchases and redemptions of Fund shares held by each of the Sub-Accounts.

The officers and employees of Protective Life are covered by an insurance company blanket bond issued in the amount of $20 million dollars. The bond insures against dishonest and fraudulent acts of officers and employees.

STATE REGULATION

Protective Life is subject to regulation and supervision by the Department of Insurance of the State of Tennessee which periodically examines its affairs. It is also subject to the insurance laws and regulations of all jurisdictions where it is authorized to do business. Where required, a copy of the Contract form has been filed with, and, if applicable, approved by, insurance officials in each jurisdiction where the Contracts are sold. Protective Life is required to submit annual statements of its operations, including financial statements, to the insurance departments of the various jurisdictions in which it does business for the purposes of determining solvency and compliance with local insurance laws and regulations.

RECORDS AND REPORTS

Protective Life will maintain all records and accounts relating to the Variable Account. As presently required by the 1940 Act and regulations promulgated thereunder, reports containing such information as may be required under the Act or by any other applicable law or regulation will be sent to Owner(s) periodically at the last known address.

LEGAL MATTERS

Sutherland, Asbill & Brennan LLP of Washington, D. C. has provided advice on certain matters relating to the federal securities laws.

EXPERTS

The statement of assets and liabilities of Protective Variable Annuity Separate Account as of December 31, 2011 and the related statement of operations for the year then ended and the statement of changes in net assets for the years ended December 31, 2011 and 2010 included in this SAI, have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The Consolidated financial statements of Protective Life Insurance Company as of December 31, 2011, and 2010 and for each of the three years in the period ended December 31, 2011 included in this SAI, have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

1

OTHER INFORMATION

A registration statement has been filed with the SEC under the Securities Act of 1933 as amended, with respect to the Contracts discussed in this Statement of Additional Information. Not all the information set forth in the registration statement, amendments and exhibits thereto has been included in this Statement of Additional Information. Statements contained in this Statement of Additional Information concerning the content of the Contracts and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the SEC at 100 F Street, N. E., Washington, D.C. 20549.

FINANCIAL STATEMENTS

The audited statement of assets and liabilities of The Protective Variable Annuity Separate Account as of December 31, 2011 and the related statement of operations for the year then ended and the statement of changes in net assets for the years ended December 31, 2011 and 2010 as well as the Report of Independent Registered Public Accounting Firm are contained herein.

The audited consolidated balance sheets for Protective Life as of December 31, 2011 and 2010 and the related consolidated statements of income, share-owner's equity, and cash flows for each of the three years in the period ended December 31, 2011 as well as the Report of Independent Registered Public Accounting Firm are contained herein. Protective Life's financial statements should be considered only as bearing on its ability to meet its obligations under the Contracts. They should not be considered as bearing on the investment performance of the assets held in the Protective Variable Annuity Separate Account.

Financial Statements follow this page.

[Financial Statements to be added by amendment.]

2

PART C

OTHER INFORMATION

Item 24. Financial Statements and Exhibits.

(a)  Financial Statements:

All required financial statements are included in Part A and Part B of this Registration Statement.

(b)  Exhibits:

1.  Resolution of the Board of Directors of Protective Life Insurance Company authorizing establishment of the Protective Life Variable Annuity Separate Account(2)

2.  Not applicable

3.  (a)  Distribution Agreement among Protective Life Insurance Company, Investment Distributors, Inc. and the Protective Life Variable Annuity Separate Account(15)

(b)  Form of Distribution Agreement between Investment Distributors, Inc. and broker-dealers(2)

4.  (a)  ProtectiveValues Advantage II Contract

(b)  Max Anniversary Value Death Benefit Rider

(c)  Guaranteed Account Endorsement

(d)  Return of Purchase Payments Death Benefit Rider

(e)  Annuitization Bonus Endorsement

(f)  SecurePay Rider

(g)  SecurePay FX Rider

(h)  Roth IRA Endorsement(14)

(i)  Traditional IRA Endorsement(14)

(j)  Medical Evaluation Endorsement

(k)  Nursing Home Endorsement

(l)  Enhanced Death Benefit Endorsement

5.  Protective Values Advantage II Application(14)

6.  (a)  Charter of Protective Life Insurance Company.(1)

(b)  By-Laws of Protective Life Insurance Company.(1)

(c)  2002 Amended and Restated Charter of Protective Life Insurance Company(10)

(d)  2002 Amended and Restated By-Laws of Protective Life Insurance Company(10)

(e)  2011 Amended and Restated Charter of Protective Life Insurance Company(14)

(f)  2011 Amended and Restated By-Laws of Protective Life Insurance Company(14)

7.  Reinsurance Agreement (Not applicable)

8.  (a)  Participation Agreement (Oppenheimer Variable Account Funds)(3)

(b)  Participation Agreement (MFS Variable Insurance Trust)(3)

(c)  Participation Agreement (Van Kampen Life Investment Trust)(5)

(d)  Participation Agreement (Lord Abbett Series Fund)(4)

(e)  Participation Agreement for Class II Shares (Van Kampen)(6)

(f)  Form of Participation Agreement for Service Class Shares (Oppenheimer Variable Account Funds)(6)

(g)  Form of Participation Agreement for Service Class Shares (Universal Institutional Funds, Inc.)(6)

(h)  Form of Amended and Restated Participation Agreement (MFS Variable Insurance Trust)(6)

(i)  Form of Participation Agreement (Goldman Sachs Variable Insurance Trust)(6)

  (i)  Amendment to Participation Agreement re Summary Prospectus (Goldman Sachs Variable Insurance Trust)(13)

(j)  Participation Agreement (Fidelity Variable Insurance Products)(7)

(k)  Participation Agreement (Franklin Templeton Variable Insurance Products Trust)(9)

  (i)  Amendment to Participation Agreement re Summary Prospectus (Franklin Templeton Variable Insurance Products Trust)(13)

(l)  Amended and Restated Participation Agreement (Fidelity Variable Insurance Products)(9)

(m)  Rule 22c-2 Shareholder Information Agreement (Fidelity Variable Insurance Products)(16)

(n)  Rule 22c-2 Shareholder Information Agreement (Franklin Templeton Variable Insurance Products Trust)(16)

(o)  Rule 22c-2 Shareholder Information Agreement (Goldman Sachs Variable Insurance Trust)(16)

(p)  Rule 22c-2 Shareholder Information Agreement (Lord Abbett Series Fund)(16)

(q)  Rule 22c-2 Shareholder Information Agreement (MFS Variable Insurance Trust)(16)

(r)  Rule 22c-2 Shareholder Information Agreement (Oppenheimer Variable Account Funds)(16)

(s)  Rule 22c-2 Shareholder Information Agreement (Universal Institutional Funds, Inc.)(16)

(t)  Rule 22c-2 Shareholder Information Agreement (Van Kampen Life Investment Trust)(16)

(u)  Participation Agreement (American Funds Insurance Series)(11)

(v)  Rule 22c-2 Shareholder Information Agreement (American Funds Insurance Series)(11)

(w)  Participation Agreement (Legg Mason)(12)

(x)  Participation Agreement (Royce Capital)(12)

(y)  Participation Agreement (PIMCO)(12)

  (i)   Form of Novation of and Amendment to Participation Agreement (PIMCO Variable Insurance Trust)(13)

  (ii)  Form of Amendment to Participation Agreement re Summary Prospectuses (PIMCO Variable Insurance Trust)(13)

(z)  Rule 22c-2 Information Sharing Agreement (Royce)(12)

(aa)  Participation Agreement (AIM Variable Insurance Funds (Invesco Variable Insurance Funds))(13)

9.  Opinion and Consent of Max Berueffy, Esq.

10.  (a)  Consent of Sutherland, Asbill & Brennan, LLP(16)

(b)  Consent of PricewaterhouseCoopers LLP(16)

11.  No financial statements will be omitted from Item 23

12.  Not applicable

13.  Not applicable

14.  Powers of attorney

(1)  Incorporated herein by reference to the initial filing of the Form N-4 Registration Statement, (File No. 33-70984) filed with the Commission on October 28, 1993.

(2)  Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Form N-4 Registration Statement, (File No. 33-70984) filed with the Commission on February 23, 1994.

(3)  Incorporated herein by reference to Post-Effective Amendment No. 5 to the Form N-4 Registration Statement, (File No. 33-70984) filed with the Commission on April 30, 1997.

(4)  Incorporated herein by reference to Post-Effective Amendment No. 1 to the Form N-4 Registration Statement, (File No. 333-81553), filed with the Commission on April 24, 2000.

(5)  Incorporated herein by reference to Post-Effective Amendment No. 9 to the Form N-4 Registration Statement, (File No. 33-70984) filed with the Commission on April 20, 2000.

(6)  Incorporated herein by reference to Post-Effective Amendment No. 5 to the Form N-4 Registration Statement (File No. 333-94047), filed with the Commission on April 30, 2003.

(7)  Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Form N-4 Registration Statement (File No. 333-107331), filed with the Commission on November 26, 2003.

(8)  Incorporated herein by reference to the initial Registration Statement on Form N-4 (File No. 333-112892), filed with the Commission on February 17, 2004.

(9)  Incorporated herein by reference to Post-Effective Amendment No. 2 to the Form N-4 Registration Statement (File No. 333-116813), filed with the Commission on April 28, 2006.

(10)  Incorporated herein by reference to Post-Effective Amendment No.17 to the Form N-4 Registration Statement (File No. 33-70984), filed with the Commission on April 27, 2007.

(11)  Incorporated herein by reference to Post-Effective Amendment No. 11 to the Form N-4 Registration Statement (File No. 333-113070), filed with the Commission on April 30, 2008.

(12)  Incorporated herein by reference to Post-Effective Amendment No. 15 to the Form N-4 Registration Statement (File No. 333-113070), filed with the Commission on October 28, 2009.

(13)  Incorporated herein by reference to Post Effective Amendment No. 19 to the Form N-4 Registration Statement (File No. 333-113070), filed with the Commission on April 25, 2011.

(14)  Incorporated herein by reference to the initial filing of the Form N-4 Registration Statement, (File No. 333-176657) filed with the Commission on September 2, 2011.

(15)  Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form N-4 Registration Statement (File No. 333-153041) filed with the Commission on September 16, 2011.

(16)  To be filed by amendment.

Item 25. Directors and Officers of Depositor.

Name and Principal Business Address	Position and Offices with Depositor
John D. Johns	Chairman of the Board, Chief Executive Officer, President, and Director

Richard J. Bielen	Vice Chairman and Chief Financial Officer and Director

Carl S. Thigpen	Executive Vice President, Chief Investment Officer

Deborah J. Long	Executive Vice President, General Counsel and Secretary

Carolyn M. Johnson	Executive Vice President, Chief Operations Officer, Director

Edward M. Berko	Executive Vice President and Chief Risk Officer

John B. Deremo	Senior Vice President and Chief Distribution Officer

Carolyn King	Senior Vice President, Acquisitions and Corporate Development

John F. Simon	Senior Vice President and Chief Product Actuary

Lance Black	Senior Vice President and Treasurer

Brent E. Griggs	Senior Vice President, Asset Protection Division

Wayne E. Stuenkel	Senior Vice President and Chief Actuary

Judy Wilson	Senior Vice President, Stable Value Products

Steven G. Walker	Senior Vice President, Controller and Chief Accounting Officer

Phil Passafiume	Senior Vice President and Director, Fixed Income

Nancy Kane	Senior Vice President and Senior Associate Counsel

Charles M. Prior	Senior Vice President, Mortgage Loans

*  Unless otherwise indicated, principal business address is 2801 Highway 280 South, Birmingham, Alabama 35223.

Item 26. Persons Controlled by or Under Common Control With the Depositor and Registrant.

The registrant is a segregated asset account of the Company and is therefore owned and controlled by the Company. All of the Company's outstanding voting common stock is owned by Protective Life Corporation. Protective Life Corporation is described more fully in the prospectus included in this registration statement. Various companies and other entities controlled by Protective Life Corporation may therefore be considered to be under common control with the registrant or the Company. Such other companies and entities, together with the identity of their controlling persons (where applicable), are set forth in Exhibit 21 to Form 10-K of Protective Life Corporation for the fiscal year ended December 31, 2010 (File No. 1-11339) filed with the Commission on February 28, 2011.

Item 27. Number of Contractowners.

As of January 25, 2012, there were no contract owners of ProtectiveValues® Advantage II individual flexible premium deferred variable and fixed annuity contracts offered by Registrant.

Item 28. Indemnification of Directors and Officers.

Article XI of the By-laws of Protective Life provides, in substance, that any of Protective Life's directors and officers, who is a party or is threatened to be made a party to any action, suit or proceeding, other than an action by or in the right of Protective Life, by reason of the fact that he is or was an officer or director, shall be indemnified by Protective Life against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such claim, action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of Protective Life and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. If the claim, action or suit is or was by or in the right of Protective Life to procure a judgment in its favor, such person shall be indemnified by Protective Life against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of Protective Life, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to Protective Life unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper. To the extent that a director or officer has been successful on the merits or otherwise in defense of any such action, suit or proceeding, or in defense of any claim, issue or matter therein, he shall be indemnified by Protective Life against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith, not withstanding that he has not been successful on any other claim issue or matter in any such action, suit or proceeding. Unless ordered by a court, indemnification shall be made by Protective Life only as authorized in the specific case upon a determination that indemnification of the officer or director is proper in the circumstances because he has met the applicable standard of conduct Such determination shall be made (a) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to, or who have been successful on the merits or otherwise with respect to, such claim action, suit or proceeding, or (b) if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion or (c) by the shareholders.

In addition, the executive officers and directors are insured by PLC's Directors' and Officers' Liability Insurance Policy including Company Reimbursement and are indemnified by a written contract with PLC which supplements such coverage.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29. Principal Underwriter.

(a)  Investment Distributors, Inc. ("IDI") is the principal underwriter of the Contracts as defined in the Investment Company Act of 1940. IDI is also principal underwriter for the Protective Variable Life Separate Account and Variable Annuity Account A of Protective Life.

(b)  The following information is furnished with respect to the officers and directors of Investment Distributors, Inc.

Name and Principal Business Address*	Position and Offices	Position and Offices with Registrant
Edwin V. Caldwell Barry K. Brown Steve M. Callaway Julena Johnson Jason P. Dees Carol Majewski Letitia Morsch Lawrence Debnar Joseph F. Gilmer	President, Secretary and Director

Assistant Secretary

Chief Compliance Officer and
Director
Assistant Compliance Officer
Assistant Financial Officer

Assistant Compliance Officer
Assistant Secretary

Assistant Financial Officer
Chief Financial Officer
Vice President New Business
Operation, Life and Annuity
Division
Second Vice President, LLC
Commissions
None

Senior Compliance Analyst II
Quantitative Analyst Asset/Liability
Management
Director I, Compliance Officer
Second Vice President, Annuity and
VUL Administration
Vice President, Financial Reporting
Assistant Vice President, Annuity
Financial Reporting

*  Unless otherwise indicated, principal business address is 2801 Highway 280 South, Birmingham, Alabama, 35223.

(c)  The following commissions were received by each principal underwriter, directly or indirectly, from the Registrant during the Registrant's last fiscal year:

(1) Name of Principal Underwriter	(2) Net Underwriting Discounts and Commissions	(3) Compensation on Redemption	(4) Brokerage Commissions	(5) Other Compensation
Investment Distributors, Inc.	N/A	None	N/A	N/A

Item 30. Location of Accounts and Records.

All accounts and records required to be maintained by Section 31(c) of the Investment Company Act of 1940 and the rules thereunder are maintained by Protective Life Insurance Company at 2801 Highway 280 South, Birmingham, Alabama 35223.

Item 31. Management Services.

All management contracts are discussed in Part A or Part B.

Item 32. Undertakings.

(a)  Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen (16) months old for so long as payments under the variable annuity contracts may be accepted.

(b)  Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information; and

(c)  Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statement required to be made available under this Form promptly upon written or oral request.

(d)  Protective Life hereby represents that the fees and charges deducted under the Contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Protective Life.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant of this Registration Statement has duly caused this Registration Statement on Form N-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Birmingham, State of Alabama, on January 25, 2012.

  PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

By:  /s/ JOHN D. JOHNS

  John D. Johns, President
  Protective Life Insurance Company

  PROTECTIVE LIFE INSURANCE COMPANY

By:  /s/ JOHN D. JOHNS

  John D. Johns, President
  Protective Life Insurance Company

As required by the Securities Act of 1933, this Registration Statement on Form N-4 has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date
/S/ JOHN D. JOHNS John D. Johns	Chairman of the Board, President and Director (Principal Executive Officer)	January 25, 2012

* Richard J. Bielen	Vice Chairman, Chief Financial Officer and Director (Principal Financial Officer)	January 25, 2012

* Steven G. Walker	Senior Vice President, Controller and Chief Accounting Officer (Principal Accounting Officer)	January 25, 2012

* Carolyn Johnson	Director	January 25, 2012

*BY: /S/ MAX BERUEFFY Max Berueffy Attorney-in-Fact		January 25, 2012

Exhibit Index

4.(a)  ProtectiveValues Advantage Contract

  (b)  Max Anniversary Value Death Benefit Rider

  (c)  Guaranteed Account Endorsement

  (d)  Return of Purchase Payments Death Benefit Rider

  (e)  Annuitization Bonus Endorsement

  (f)  SecurePay Rider

  (g)  SecurePay FX Rider

  (j)  Medical Evaluation Endorsement

  (k)  Nursing Home Endorsement

  (l)  Enhanced Death Benefit Endorsement

9.  Opinion and Consent of Max Berueffy, Esq.

14.  Powers of attorney